

**Subject to Completion, dated November 19, 2008**

CLEARWATER PAPER

# Common Stock

We are providing this information statement to you as a stockholder of Potlatch Corporation in connection with Potlatch Corporation's distribution to its stockholders of all of the outstanding shares of our common stock in a spin-off transaction.

Following the spin-off, we will operate two primary businesses: our pulp and paperboard business and our consumer tissue products, or consumer products, business. We will also produce lumber products at our Idaho lumber mill.

We expect that the distribution will be made on [●], 2008 to the holders of record of Potlatch Corporation common stock on [●], 2008. If you are a holder of record of Potlatch Corporation common stock at 5:00 p.m., Eastern Time, on the record date, you will receive one share of our common stock for every 2.5 shares of Potlatch Corporation common stock you hold at 5:00 p.m., Eastern Time, on that date. In lieu of fractional shares, stockholders of Potlatch Corporation will receive cash, which generally will be taxable. A book-entry account statement reflecting your ownership of whole shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [●], 2008.

In June 2008, Potlatch Corporation requested a ruling from the U.S. Internal Revenue Service that the distribution of our common stock will qualify for tax-free treatment by stockholders, except for cash received in lieu of any fractional share interests.

You will not be required to make any payment for the shares of our common stock that you will receive, nor will you be required to surrender or exchange your shares of Potlatch Corporation common stock or take any other action in order to receive our common stock.

We have applied to list our common stock on the New York Stock Exchange under the symbol "CLW." Assuming that our common stock is approved for listing on the New York Stock Exchange, we anticipate that a limited market, commonly known as a "when-issued" trading market, for our common stock will develop on or shortly before the record date for the distribution and will continue up to and through the distribution date. We anticipate that "regular-way" trading of our common stock will begin on the first trading day following the distribution date.

**In reviewing this information statement, you should carefully consider the information under the caption entitled "Risk Factors" beginning on page 10 of this information statement.**

No stockholder approval of the distribution of our common stock is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy.

**Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.**

**This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.**

The date of this information statement is [●], 2008.

## TABLE OF CONTENTS

**SUMMARY**

*The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the spin-off, our business, our common stock or other information that may be important to you. You should carefully review this entire information statement, including the risk factors, to better understand the spin-off and our business and financial position.*

*Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the spin-off and all of the other related transactions referred to in this information statement. References in this information statement to "Potlatch Corporation" include where the context requires both Potlatch Corporation and its predecessor, together with their respective subsidiaries. Unless the context otherwise requires or unless otherwise indicated, references in this information statement to "Clearwater Paper Corporation," "we," "our," "our company" and "us" refer:*

- *for all periods prior to the spin-off, to the pulp and paperboard, consumer products and lumber products business that will be separated from Potlatch Corporation in the spin-off under the name Clearwater Paper Corporation; and*

- *for all periods following the spin-off, to Clearwater Paper Corporation and its subsidiaries.*

**OUR COMPANY**

We operate two primary businesses: our pulp and paperboard business and our consumer products business. We also manufacture and sell lumber products, including dimensional framing lumber and appearance grade cedar lumber products. In 2007, our total net sales were $1.17 billion and we had net earnings of $25.6 million.

*Pulp and Paperboard.* Our pulp and paperboard business manufactures and markets bleached paperboard for the high-end segment of the packaging industry and is a leading producer of solid bleached sulfate paperboard, or SBS, in the United States. Our bleached paperboard is converted by our customers into a variety of end products, including packaging for liquids, food products, pharmaceuticals, toiletries, paper cups and plates, blister packaging and other consumable goods. Our pulp and paperboard business also produces bleached softwood market pulp in Idaho, which is used as the basis for many paper products, and slush pulp, which it supplies to our consumer products business. Our pulp and paperboard business operates two facilities, one in Idaho and one in Arkansas. In 2007, our pulp and paperboard business had net sales of $670.6 million, of which $567.8 million was derived from sales of our paperboard products, approximately $46.0 million was derived from sales of market pulp to third parties, and approximately $55.8 million was derived from internal pulp sales to our consumer products business.

*Consumer Products.* Our consumer products business is a leading producer of private label tissue products sold in grocery stores in the United States. In 2007, we produced approximately 55% of the total private label tissue products sold in grocery stores in the United States. We manufacture our tissue with three paper machines at our facility in Idaho, as well as one machine at our facility in Nevada. The tissue is then converted into packaged tissue products at our three converting facilities in Idaho, Nevada, and Illinois. In 2007, our consumer products business had net sales of $444.7 million.

*Lumber Products.* Our lumber products business produces dimensional framing lumber and appearance grade cedar products. Our lumber products business also supplies wood chips to our pulp and paperboard business. In 2007, our lumber products business had net sales of $121.7 million.

1

**Company Strengths**

Our competitive strengths include:

*High-quality, premium products.* Over the last several years, we have focused on high-quality paperboard and tissue products. Our pulp and paperboard business produces paperboard with smooth printing surfaces, superior brightness and cleanliness, excellent strength and forming ability, and diverse ranges of thickness. Our consumer products business is committed to maintaining a high product quality level that matches the quality of the leading national brands.

*Long-standing customer relationships with focus on premium quality and service*. Our top 10 paperboard customers account for over 50% of our total paperboard shipments from each mill in each of the last four years, and our relationships with these customers extend over many years. Our consumer products business supplies private label tissue products to three national grocery chains. The average tenure of our top 10 tissue customers in 2007 was over 20 years.

*Significant investments into our facilities over the last several years.* Our pulp and paperboard business spent approximately $123.0 million on capital expenditures between 2000 and 2007. These investments increased paperboard production by approximately 22% during this period at each mill. Between 2000 and 2007, our consumer products business spent approximately $125.0 million on capital expenditures. One of its most significant projects was the installation of through air dried, or TAD, equipment in our Nevada facility in 2004.

*Attractive geographic positioning of our pulp and paperboard business.* Our pulp and paperboard mill in Idaho is one of only two SBS mills, and the only coated SBS mill, in the Western United States, which allows us to minimize transportation costs to Asia and compete on a cost-advantaged basis relative to East Coast competitors. Our Arkansas mill is centrally located, complementing the Idaho mill in shipping to customers nationwide, particularly to customers in the Midwestern and Eastern United States.

*Largely integrated pulp and tissue operations.* Our consumer products business sources the majority of its pulp supply internally from our pulp and paperboard operations in Idaho. This relationship provides our consumer products business with a secure pulp supply as well as significant freight and drying cost savings, and provides our pulp and paperboard division with a steady demand source.

*High value-added cedar product capability.* Our lumber mill is capable of producing a variety of value-added specialty cedar products. Our strengths also include up-to-date technology and experienced mill management.

**Company Strategies**

Our competitive strategies include:

**Pulp and paperboard**

*Leverage our leading market position*. As a leading supplier to the high-end segment of the North American packaging industry, we are able to utilize our industry insight and expertise to provide value-added services to our customers. We intend to further strengthen our position by increasing our sales to both existing and new customers.

*Increase annual production of commercial print paperboard.* Through our experienced sales force and in recognition that packaging and print market segments are merging, we have enhanced our position within the commercial print paperboard segment. We intend to increase our annual production of paperboard manufactured for the higher margin commercial print paperboard market segment.

*Increase productivity and cost competitiveness of our pulp and paperboard business.* Our pulp and paperboard business is focused on long-term cash generation by carefully managing costs and investing strategically to improve operating performance. We intend to pursue additional cost reductions and productivity improvements for our pulp and paperboard business.

**Consumer products**

*Penetrate new grocery accounts in the Midwest.* We are leveraging the location of our Illinois converting facility and our position as a leading supplier of private label tissue in the United States to expand our customer relationships in the Midwestern United States.

*Increase manufacturing capacity by adding a napkin line in our Illinois facility.* We are currently experiencing strong sales of our napkin products and expect these sales levels to grow. To address this demand, we are adding a new napkin line to our Illinois facility. We believe this additional line will eliminate our need to outsource production of these products, as well as reduce freight costs and increase sales.

*Establish facilities on the East Coast*. We are exploring options to open a manufacturing facility or multiple facilities on the East Coast, which we believe would allow us to service more retail outlets of our current customers and expand our customer base to include East Coast retailers.

# SUMMARY RISK FACTORS

An investment in our common stock involves risks associated with our business, the spin-off and ownership of our common stock. The following list of risk factors is not exhaustive. Please read carefully the risks relating to these and other matters described under the section entitled "Risk Factors" beginning on page 10.

**Risks Related to Our Business**

- Changes in the cost and availability of wood fiber used in production of our products may adversely affect our results of operations and cash flow.

- The cost of energy and chemicals needed for our manufacturing processes significantly affects our business.

- Cyclical industry conditions have in the past affected and may continue to adversely affect the operating results and cash flow of our pulp and paperboard business.

- Our consumer products business receives a substantial portion of its net sales from three customers, and the loss of, or a significant reduction in, orders from any of these customers would adversely affect our operating results and financial condition.

- Intense competition could prevent us from increasing or sustaining our net sales and from sustaining profitability.

- Increases in our freight costs could have a material adverse effect on the gross margins of our business.

- We depend on third parties for certain transportation services and any disruption in these services may have a material adverse effect on our business.

- We are subject to significant environmental regulation and environmental compliance expenditures, which could increase our costs and subject us to liabilities.

- Our business and financial performance may be harmed by future labor disruptions.

- We regularly incur significant expenses to maintain our manufacturing equipment and any interruption in the operations of our facilities may affect our operating performance.

- Our obligations under the retained obligation agreement could have a negative impact on our financing options and liquidity position.

- Our business will suffer if we are unable to effectively respond to changes in demand for some of our products or implement our strategies.

- We will have significant indebtedness and future federal and state deferred tax liabilities, which will require a significant amount of cash to service and pay. Our ability to generate cash depends on a number of factors beyond our control. If we are unable to generate sufficient cash to pay our obligations or fund our liquidity needs, our business may be materially adversely affected.

**Risks Relating to the Spin-off**

- Our financial information may not be fully representative of our results as a stand-alone public company.

- We have not previously operated as an independent company.

- The requirements of being a stand-alone public company will increase our costs and require significant management focus.

- The terms of agreements that we will enter into with Potlatch Corporation in connection with the separation will be established at a time when we are a wholly owned subsidiary of Potlatch Corporation and, accordingly, the terms of these agreements may not be as favorable to us as they might have been had they been negotiated by persons fully independent of Potlatch Corporation.

- If the spin-off is determined to be taxable for U.S. federal income tax purposes, we, our stockholders, and Potlatch Corporation could incur significant U.S. federal income tax liabilities.

- We must abide by certain restrictions to preserve the tax-free treatment of the spin-off and may not be able to engage in desirable acquisitions and other strategic transactions following the spin-off.

**Risks Related to Ownership of Our Common Stock**

- There has been no prior market for our common stock, and we cannot guarantee that our stock price will not decline after the spin-off.

- A trading market may not develop for shares of our common stock, which could adversely affect the market price of those shares.

- Certain provisions of our certificate of incorporation and bylaws and of Delaware law, and our anticipated rights plan, may make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

**Other Information**

We were incorporated under the name Potlatch Forest Products Corporation in Delaware in October 2005 in connection with Potlatch Corporation's conversion into a real estate investment trust, or REIT. Prior to the spin-off, we will change our name to Clearwater Paper Corporation. Our principal executive offices will be located at 601 W. Riverside Avenue, Suite 1100, Spokane, Washington 99201. Our telephone number at that location will be 509-344-5900. Our website address will be www.clearwaterpaper.com. The reference to our website is a textual reference only. We do not incorporate the information on our website into this information statement, and you should not consider any information on, or that can be accessed through, our website as part of this information statement.

Clearwater Paper™, Ancora® and Candesce® are or will be our trademarks or registered trademarks. This information statement also refers to the products or services of other companies by the trademarks and trade names used and owned by those companies.

# QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

**Q: Why am I receiving this document?**

A: Potlatch Corporation is delivering this document to you because you were a holder of Potlatch Corporation common stock at 5:00 p.m., Eastern Time, on the record date for the distribution of shares of our common stock. Accordingly, you are entitled to receive one share of our common stock for every 2.5 shares of Potlatch Corporation common stock that you held at 5:00 p.m., Eastern Time, on the record date. No action is required for you to participate in the distribution. The distribution will take place on or about [●], 2008.

**Q: Why is Potlatch Corporation separating our business and distributing our stock?**

A: The separation of our business from Potlatch Corporation will provide each company with certain opportunities and benefits. For example, the spin-off will allow us to focus our attention and resources on our core pulp and paperboard and consumer products businesses and will allow Potlatch Corporation to concentrate its management and resources on its timber, harvest and log sale, real estate and wood products businesses. The spin-off will also allow the investment community to better evaluate the merits and future prospects of each company and will allow each company to realign its management structure to better focus on its product markets and business opportunities. Moreover, as a result of the spin-off, we will be able to invest any available excess cash flow from our business into growing that business without competing for capital with Potlatch Corporation's businesses and we will have direct access to the public capital markets. The spin-off will allow us to develop incentive programs to better attract and retain key employees through the use of stock-based and performance-based incentive plans that more directly link their compensation with our financial performance. For more information on the background and reasons for the spin-off, see "The Spin-off—Background and Reasons for the Spin-off" beginning on page 22.

**Q: How will the spin-off work?**

A: In connection with the spin-off, we will transfer our wood products operations, other than the lumber products operations located in Lewiston, Idaho, our real estate sales and development business and our harvest and log sale business, subject to certain of our liabilities, to a newly formed subsidiary, and distribute the equity of that subsidiary to Potlatch Corporation. We are retaining the lumber products operations in Lewiston, Idaho because they are integrated with our pulp and paperboard and tissue operations located at the same facility and it would therefore not be practical to divide ownership of this facility. After these transfers are completed, all of the shares of our common stock will be distributed to the stockholders of Potlatch Corporation on a pro rata basis. For more information, see the section entitled "The Spin-off—Transactions prior to the Spin-off" beginning on page 22 and "—Manner of Effecting the Spin-off" beginning on page 23.

**Q: What businesses will we operate after the spin-off?**

A: We will operate two primary businesses after the spin-off: our pulp and paperboard business and our consumer products business. Our pulp and paperboard business manufactures and markets bleached paperboard for the high-end segment of the packaging industry. Our pulp and paperboard business also produces bleached softwood market pulp, which is used as the basis for many paper products, and slush pulp, which it supplies to our consumer products business. Our consumer products business manufactures paper towels, bathroom and facial tissue, and napkins. We also produce lumber products at our lumber mill in Idaho, which also supplies wood chips to our pulp and paperboard business. For more information on our businesses, see the section entitled "Business" beginning on page 58.

**Q:   What will our relationship be with Potlatch Corporation after the spin-off?**

A:   Potlatch Corporation and our company will be separate, publicly owned companies. We will, however, enter into certain agreements with Potlatch Corporation to define our ongoing relationship after the spin-off. The agreements will define responsibility for obligations arising before and after the spin-off date, including an obligation to pay the principal and interest on $100 million of debentures previously issued by an affiliate of Potlatch Corporation. Additionally, we will enter into log and fiber supply contracts with Potlatch Corporation for our Idaho facility and a transition services agreement under which we and Potlatch Corporation will provide transitional services to one another for a period after the spin-off. For additional information on our relationship with Potlatch Corporation after the spin-off, see "Our Relationship with Potlatch Corporation after the Spin-off" beginning on page 30.

**Q:   When will the spin-off occur?**

A:   We expect that Potlatch Corporation will distribute our shares of common stock on [●], 2008 to holders of record of Potlatch Corporation common stock at 5:00 p.m., Eastern Time, on the record date.

**Q:   What is the record date for the spin-off?**

A:   [●], 2008.

**Q:   What do I have to do to participate in the spin-off?**

A:   Nothing. You are not required to take any action to receive our common stock in the spin-off. No vote will be taken for the spin-off. If you own shares of Potlatch Corporation common stock as of 5:00 p.m., Eastern Time, on the record date, a book-entry account statement reflecting your ownership of our shares of common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [●], 2008.

**Q:   How many shares of your common stock will I receive?**

A:   Potlatch Corporation will distribute one share of our common stock for every 2.5 shares of Potlatch Corporation common stock you own as of the close of business on the record date. For example, if you own 100 shares of Potlatch Corporation common stock as of the close of business on the record date, you will receive 40 shares of our common stock in the spin-off. Based on approximately 39.5 million shares of Potlatch Corporation common stock that we expect to be outstanding on the record date, and the spin-off distribution ratio, Potlatch Corporation will distribute a total of approximately 15.8 million shares of our common stock.

**Q:   Will Potlatch Corporation distribute fractional shares?**

A:   No. In lieu of fractional shares of our common stock, stockholders of Potlatch Corporation will receive cash. Fractional shares you would otherwise be entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of our common stock. If you own less than three shares of Potlatch Corporation common stock on the record date, you will not receive any shares of our common stock in the spin-off, but you will receive cash in lieu of fractional shares.

**Q:   What is book-entry?**

A:   The book-entry system allows registered owners to hold their shares without the need for physical stock certificates. Holding shares in book-entry form eliminates the problems associated with paper certificates, such as storage and safety of certificates, and the requirement for physical movement of stock certificates at the time of sale or transfer of ownership. You will not receive a stock certificate representing your shares distributed pursuant to the spin-off. All distributed shares will be held in book-entry form.

**Q: Is the spin-off taxable for U.S. federal income tax purposes?**

A: In June 2008, Potlatch Corporation requested a ruling from the U.S. Internal Revenue Service to the effect that the spin-off will be tax-free to Potlatch Corporation and to its U.S. common stockholders, except with respect to cash paid in lieu of fractional shares. See "The Spin-off—Important Federal Income Tax Consequences" beginning on page 24 for a more complete discussion of the U.S. federal income tax consequences of the spin-off to Potlatch Corporation stockholders.

**Q: How will the spin-off affect my tax basis in Potlatch Corporation common stock?**

A: Your tax basis in the Potlatch Corporation common stock will be allocated between the Potlatch Corporation common stock and our common stock received in the spin-off in proportion to their relative fair market values on the date of the spin-off. Within a reasonable time after the spin-off is completed, Potlatch Corporation will provide information to U.S. taxpayers to enable them to compute their tax bases in both Potlatch Corporation and our common stock and other information they will need to report their receipt of our common stock on their 2008 U.S. federal income tax return as a tax-free transaction. See "The Spin-off—Important Federal Income Tax Consequences" beginning on page 24 for a more complete description of the effects on your tax basis.

**Q: Where will I be able to trade your shares of common stock?**

A: Currently there is no public market for our common stock. We have applied to list our common stock on the New York Stock Exchange under the symbol "CLW." We anticipate that trading in shares of our common stock will begin on a "when-issued" basis on or shortly before the record date and before the spin-off date, and that "regular-way" trading will begin on the first trading day after the distribution date. If trading does begin on a "when-issued" basis, you may purchase or sell our common stock after that time, but your transaction will not settle until after the spin-off date. Shares of our common stock will generally be freely tradable after the spin-off date.

**Q: Will the number of Potlatch Corporation shares I own change as a result of the spin-off?**

A: No. The number of shares of Potlatch Corporation common stock you own will not change as a result of the spin-off.

**Q: What will happen to the listing of Potlatch Corporation common stock?**

A: Nothing. Potlatch Corporation common stock will continue to be traded on the New York Stock Exchange under the symbol "PCH."

**Q: Will we have any debt after the spin-off?**

A: Yes. We expect to have an obligation to pay the principal and interest on $100 million principal amount of debentures that mature on December 1, 2009 and we will immediately borrow $50 million under a new $125 million revolving credit facility and transfer such amount to a subsidiary of Potlatch Corporation. For more information on our obligation relating to the debentures and our new revolving credit facility, see the sections entitled "Our Relationship with Potlatch Corporation After the Spin-Off—Retained Obligation Agreement," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization," and "Unaudited Pro Forma Condensed Combined Financial Statements."

**Q. Will I be paid any dividends on your common stock?**

A: We expect that following the spin-off, we will pay cash dividends on our common stock. The declaration and amount of any dividends, however, will be determined by our board of directors and will depend on our earnings after the spin-off, the restrictions contained in our debt agreements regarding the payment of dividends and any other factors that our board believes are relevant.

**Q:   Whom do I contact for information regarding you and the spin-off?**

A:   Before the spin-off, you should direct inquiries relating to the spin-off to:

> Potlatch Corporation
> Investor Relations
> 601 West First Avenue, Suite 1600
> Spokane, WA 99201
> Phone:   (509) 835-1500
> Email:    investorinfo@potlatchcorp.com

After the spin-off, you should direct inquiries relating to an investment in our common stock to:

> Clearwater Paper Corporation
> 601 W. Riverside Avenue, Suite 1100
> Spokane, WA 99201
> Phone:   (509) 344-5900
> Email:    investorinfo@clearwaterpaper.com

After the spin-off, the transfer agent and registrar for our common stock will be:

> BNY Mellon Shareowner Services
> 480 Washington Blvd
> Jersey City, NJ 07310
> Phone:   (866) 593-2351

**RISK FACTORS**

*You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of the risks described below relate principally to our business and the industry in which we operate, while others relate principally to the spin-off. The remaining risks relate principally to the securities markets generally and ownership of our common stock.*

*Our business, financial condition, results of operations or liquidity could be materially adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.*

**Risks Related to Our Business**

***Changes in the cost and availability of wood fiber used in production of our products may adversely affect our results of operations and cash flow.***

Wood fiber, primarily wood chips and sawdust, is the principal raw material for our pulp and paperboard products and, in 2007, accounted for 35% of our total costs of production. Wood chip and sawdust prices are at historically high levels. For example, our average cost per ton of wood chips and sawdust increased by 3%, from approximately $132 per ton in 2005 to approximately $136 per ton in 2006, and by 20% to approximately $163 per ton in 2007. In the first nine months of 2008, we experienced even higher costs, averaging approximately $204 per ton. In the event we are not able to pass increases in wood fiber costs along to our customers, our operating results would be significantly harmed.

Much of the wood fiber we use in our pulp manufacturing process is the by-product of lumber mill operations, particularly in Idaho. As a result, the price of these residual wood fibers is affected by operating levels in the lumber industry. Prices for these residual fibers are currently very high, largely because of limited supplies due to the slowdown or shutdown of lumber mill operations in the United States as a result of the home construction market downturn. The price of wood fiber is expected to remain high until the housing market recovers and lumber mill operations increase. In addition, we have had to locate new suppliers as some of the suppliers located near our Idaho facility have ceased operations, which has resulted in increased costs to us for transporting wood fiber to our Idaho facility. If we are not able to obtain wood fiber at favorable prices or at all, our financial results and operations would be materially adversely affected.

***The cost of energy and chemicals needed for our manufacturing processes significantly affects our business.***

Energy costs, including costs for natural gas and purchased electricity, accounted for approximately 9% of our total production costs in 2007 and 10% in the nine months ended September 30, 2008. While we produce internally a significant portion of the steam and electricity we consume at our Idaho facility, our energy costs have been rising. Our expenses for energy used in our manufacturing processes were $89.8 million in 2007, 5% higher than the $85.8 million we spent in 2006. In the first nine months of 2008, our energy costs were $84.7 million. In periods of high energy prices, market conditions may prevent us from passing higher energy costs on to our customers through price increases, and therefore increased costs could adversely affect our operating results. We purchase on the open market a substantial portion of the natural gas necessary to produce our products, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand and government regulation. To help mitigate the exposure to market risk for changes in natural gas commodity pricing, we occasionally use firm-price contracts to supply a portion of our natural gas requirements. As of September 30, 2008, these contracts covered approximately 65% of the expected monthly natural gas requirements for our Pulp and Paperboard and Consumer Products segments for the remainder of 2008, plus lesser amounts for 2009 and 2010. Our energy costs in future periods will depend principally on our ability to produce a substantial portion of our electricity needs internally, on changes in market prices for natural gas and on reducing energy usage.

The supply of energy may be adversely affected by, among other things, hurricanes and other natural disasters or an outbreak or escalation of hostilities between the United States and any foreign power and, in particular, events in the Middle East. Any significant shortage or significant increase in our energy costs in circumstances where we cannot raise the price of our products could have a material adverse effect on our business, financial condition and results of operations. Any disruption in the supply of energy could also affect our ability to meet customer demand in a timely manner and could harm our reputation. Furthermore, we may be required to post letters of credit or other financial assurance obligations with our natural gas suppliers, which could limit our financial flexibility.

We also use a variety of chemicals in our manufacturing processes, including latex and polyethylene, many of which are petroleum-based chemicals. Prices for these chemicals have been and are expected to remain volatile. In 2008, a supplier announced two separate price increases of the chemicals that we purchase from it, for an aggregate price increase of 50%. In addition, chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to supply shortages and cost increases, ration the amount of chemicals available to us, and therefore we may not be able to obtain at favorable prices the chemicals we need to operate our business, if we are able to obtain them at all. Finally, certain specialty chemicals that we purchase are available only from a small number of suppliers. If any of these suppliers were to cease operations or cease doing business with us, we may be unable to obtain such chemicals at favorable prices, if at all.

### *Cyclical industry conditions have in the past affected and may continue to adversely affect the operating results and cash flow of our pulp and paperboard business.*

The pulp and paperboard industries are highly cyclical. Historically, economic and market shifts, fluctuations in manufacturing capacity and changes in foreign currency exchange rates have created cyclical changes in prices, sales volumes and margins for our pulp and paperboard products. The length and magnitude of industry cycles have varied over time, but generally reflect changes in macroeconomic conditions and levels of industry manufacturing capacity. Pulp and most of our paperboard products are commodities that are widely available from other producers. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand.

Industry supply of pulp and paperboard products is primarily influenced by fluctuations in available manufacturing capacity. When manufacturing capacity is increased, there may be an oversupply of products in our industry which results in a weak pricing environment. During periods of oversupply, some producers may choose to idle or permanently close individual machines or entire mills. Alternatively, some producers may choose to continue to operate at a loss, sometimes even a cash loss, which could prolong weak pricing environments. Oversupply can also result from producers introducing new capacity in response to favorable short-term pricing trends.

Industry supply of pulp and paperboard products is also influenced by overseas production capacity, which has grown in recent years and is expected to continue to grow. While the weakness of the U.S. dollar has mitigated the levels of imports in recent years, strengthening of the U.S. dollar in the future could result in an increase in imports of pulp and paperboard products, putting downward pressure on prices. Variations in the exchange rates between the U.S. dollar and other currencies may significantly affect our competitive position by making it more attractive for foreign producers to restart closed mills or increase production capacity.

The overall levels of demand for pulp and paperboard products reflect fluctuations in levels of end-user demand, which depend in part on general macroeconomic conditions in North America and worldwide. The market prices for pulp have increased recently, driven, in part, by increased demand for pulp from China. If demand for pulp and paperboard products decreases, the market price for these products will likely decrease.

Prices for our pulp and paperboard products are driven by many factors outside of our control, and we have little influence over the timing and extent of price changes. As a result, the price for any one or more of these products may fall below our production costs, requiring us to either incur losses on product sales or cease production at one or more of our manufacturing facilities. Our profitability with respect to these products depends on our ability to manage our cost structure, particularly wood fiber, chemical and energy costs, which represent the largest components of our operating costs and can fluctuate based upon factors beyond our control.

If the prices of, or demand for, our pulp and paperboard products decline, or if our wood fiber, chemical, energy or other key production costs increase, or both, our sales and operating results could be materially and adversely affected.

***Our consumer products business receives a substantial portion of its net sales from three customers, and the loss of, or a significant reduction in, orders from any of these customers would adversely affect our operating results and financial condition.***

Our consumer products segment derived 59% of its net sales in 2007, and we derived 23% of our total net sales in 2007, from three customers. Sales to these three customers have represented more than 58% of segment net sales in each of the last three fiscal years. We do not have long-term contracts with any of these customers that ensure a continuing level of business from them. Our agreements with these customers are not exclusive and do not contain minimum volume commitments.

Our relationships with these three customers will depend on our ability to continue to meet their needs for quality products at competitive prices. If we lose one of these customers or if we experience a significant decline in the level of purchases by any of them, we would not be able to quickly replace the lost business volume and our operating results and business would be harmed. In addition, our focus on these large accounts could affect our ability to serve our smaller accounts, particularly when product supply is tight and we are not able to fully satisfy orders for these smaller accounts.

***Intense competition could prevent us from increasing or sustaining our net sales and profitability.***

The markets for our products are highly competitive, and companies that have substantially greater financial resources than we do compete with us in each market. Some of our competitors have advantages over us, including lower raw material and labor costs.

Our ability to successfully compete in the pulp and paperboard industry is influenced by a number of factors, including manufacturing capacity, general economic conditions and the availability and demand for paperboard substitutes. Our pulp and paperboard business competes with International Paper, MeadWestvaco, Georgia Pacific, Rock-Tenn and international producers, most of whom are much larger than us. Any increase in manufacturing capacity by any of these producers could result in overcapacity in the pulp and paperboard industry, which could cause downward pressure on pricing. In addition, customers could choose to use types of paperboard that we do not produce or could rely on alternative materials, such as plastic, for their products. An increased supply of any of these products could cause us to lower our prices or lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

Our consumer products business faces competition from companies that produce the same type of products that we produce or that produce alternative products that customers may use instead of our products. Our consumer products business competes with the branded tissue products producers, such as Procter & Gamble, and branded label producers who manufacture branded and private label products, such as Georgia-Pacific and Kimberly-Clark. These companies are far larger than us, have much greater sales, marketing and research and development resources than we do, and enjoy significant cost advantages due to economies of scale. Because of their size and resources, these companies may foresee market trends more accurately than we do and develop new technologies that render our products less attractive or obsolete. Further, none of these companies has aggressively pursued the grocery channel of the at-home private label tissue segment into which we sell most of our tissue products. If any of them elected to do so, our results of operations and financial condition could be materially adversely affected.

***Increases in our freight costs could have a material adverse effect on the gross margins of our business.***

Our business, primarily our consumer products business, is substantially dependent on freight services to transport our products to our customers and deliver raw materials to us. In the nine months ended September 30,

2008, freight costs for our business were 12% of our total production costs. The costs of these freight services are affected by increasing fuel prices. In recent months, we have incurred increased fuel surcharges, which are over and above the standard price quoted for these services. We have not been in the past and may not in the future be able to pass along part or all of these fuel surcharges to our customers. If we are unable to increase our prices to respond to increased fuel costs charged to us by our transportation providers, our gross margins may be materially adversely affected.

### *We depend on third parties for certain transportation services and any disruption in these services may have a material adverse effect on our business.*

We rely primarily on third parties for transportation of our products to our customers and transportation of our raw materials to us. If any of our transportation providers fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products on a timely basis. Shipments of products and raw materials may be delayed due to weather conditions, strikes or other events. Any failure of a third-party transportation provider to deliver raw materials or products in a timely manner could harm our reputation, negatively impact our customer relationships and have a material adverse effect on our business, financial condition and results of operations.

### *We are subject to significant environmental regulation and environmental compliance expenditures, which could increase our costs and subject us to liabilities.*

We are subject to a wide range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid and hazardous waste management and chemicals contained in our products. Compliance with these laws and regulations is a significant factor in our business. We expect to continue to incur capital and operating expenditures to maintain compliance with applicable environmental laws and regulations. Capital expenditures specifically designated for environmental compliance totaled approximately $2.0 million during 2007 and are expected to be approximately $1.2 million in 2008.

Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment, remedial actions or product recalls or labeling. We may be liable under environmental laws for cleanup and other costs and damages, including tort liability, resulting from past or present spills or releases of hazardous or toxic substances on or from our mills. Liability under these laws may be imposed without regard to whether we knew of, or were responsible for, the presence of such substances on our property, and, in some cases, may not be limited to the value of the property.

We believe that our facilities and operations are currently in substantial compliance with applicable environmental laws and regulations. We cannot assure you, however, that situations that may give rise to material environmental liabilities will not be discovered or that the enactment of new environmental laws or regulations or changes in existing laws or regulations will not require significant expenditures by us. There can be no assurance that internally generated funds or other sources of liquidity and capital will be sufficient to fund unforeseen environmental liabilities or expenditures.

### *Our business and financial performance may be harmed by future labor disruptions.*

As of September 30, 2008, approximately 66% of our workforce was unionized. During 2009, one collective bargaining agreement will expire covering approximately 245 employees. As a result, there is a risk of work stoppage due to strikes or walkouts. Any significant work stoppage as a result of failure to successfully negotiate new collective bargaining agreements could have a material adverse effect on our business, financial condition and results of operations.

***We regularly incur significant expenses to maintain our manufacturing equipment and any interruption in the operations of our facilities may affect our operating performance.***

We regularly incur significant expenses to maintain our manufacturing equipment. The machines and equipment that we use to produce our products are complex, have many parts and some are run on a continuous basis. We must perform routine maintenance on our machines and have to periodically replace a variety of parts such as motors, pumps, pipes and electrical parts. In 2007, equipment maintenance and repair expenses were $44.0 million in our pulp and paperboard segment and $13.6 million in our consumer products segment. If our business does not generate sufficient cash flows from operations to fund our ongoing maintenance requirements, our business, financial condition and results of operations could be materially harmed.

In addition, our pulp and paperboard mills require periodic shutdowns to perform major maintenance. We generally schedule shutdowns of our Idaho pulp and paperboard mill for up to a week each year. Scheduled shutdowns of our Arkansas pulp and paperboard mill occur every 18 months and typically last up to a week. These scheduled shutdowns of our pulp and paperboard mills result in decreased sales and increased costs in the quarter in which the shutdown occurs.

Unexpected production disruptions could also cause us to shut down any of our mills. Those disruptions could occur due to any number of circumstances, including shortages of raw materials, disruptions in the availability of transportation, labor disputes and mechanical or process failures. In addition, the geographic areas where our production is located and where we conduct our business may be affected by natural disasters, including snow and ice storms, forest fires and flooding. Any mill shutdowns may be followed by prolonged startup periods, regardless of the reason for the shutdown. Those startup periods could range from several days to several weeks, depending on the reason for the shutdown and other factors. Furthermore, during periods of weak demand for our products, we have in the past and may in the future experience market-related downtime. The shutdown of any of our mills for a substantial period of time for any reason could harm our results of operations.

***Our obligations under the retained obligation agreement could have a negative impact on our financing options and liquidity position.***

In connection with the spin-off, we will be retaining the obligation, which we assumed in 2005, to pay the interest and principal on $100 million principal amount of debentures previously issued by an affiliate of Potlatch Corporation that will become due and payable in full in December 2009. In addition, we intend to immediately draw $50 million from our anticipated $125 million revolving credit facility and transfer such amount to a subsidiary of Potlatch Corporation. As a result, following the spin-off, we will have approximately $150 million principal amount of debt outstanding.

The interest rate that we will be required to pay on the debentures, currently 13%, is based on Potlatch Corporation's credit ratings applicable to the debentures. If Potlatch Corporation's credit ratings decline, we could be required to pay interest on the debentures at an interest rate as high as 14.0%. We have no control over whether the interest rate on the debentures will increase.

We are required to use commercially reasonable efforts to issue, as soon as reasonably practical, debt or equity securities, or to borrow money from one or more financial institutions or other lenders, on terms reasonably acceptable to us, in an aggregate amount sufficient to pay all amounts owing under the debentures. We may not be able to obtain such financing on commercially reasonable terms or at all, in which case we would be required to use cash from our operations to pay the obligations or incur indebtedness to Potlatch Corporation that would bear an increased interest rate and be secured by certain of our assets. In addition, we will have to apply the proceeds from future debt or equity issuance, or asset sales in excess of $50 million to satisfy our obligations under the retained obligation agreement. Our obligation to pay the amounts due on the debentures or any indebtedness to Potlatch Corporation arising by virtue of our inability to make payments due on the debentures may:

- limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

- require us to dedicate a significant portion of our cash flow from operations to paying the principal of and interest on our indebtedness, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business;

- place us at a competitive disadvantage compared with competitors that have less debt;

- make it more difficult or infeasible for us to pay our anticipated cash dividends;

- limit, along with the financial and other restrictive covenants in our revolving credit agreement, among other things, our ability to borrow additional funds; and

- make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

***Our business will suffer if we are unable to effectively respond to changes in demand for some of our products or implement our strategies.***

We have in the past and may in the future experience changes in demand for our products. Our ability to compete successfully depends on our ability to adjust to increases and decreases in demand. For example, our consumer products business is currently experiencing a high demand for napkins and we have had to outsource part of our napkin production to a third party, which increases our costs. If we are unable to implement our business strategies to respond to changes in demand, we may need to limit deliveries of some orders for existing customers, which would harm our reputation and our long-term relationships with these customers. Alternatively, if we experience a decrease in demand for certain products, we may incur significant costs in revising our manufacturing plan and restructuring our manufacturing equipment. If we are not able to respond to changes in demand for our products in a timely manner, our financial position and results of operations will be adversely affected.

In addition, our success depends in part upon our ability to implement our strategies, including the possibility of opening a tissue facility or facilities on the East Coast. The costs associated with establishing a facility or facilities on the East Coast would be significant. Should we choose to pursue this option, there is no assurance that the new facilities will successfully achieve our goal of expanding our customer base to include East Coast retailers or that the new facilities would generate a positive internal rate of return. Additionally, the costs associated with establishing the facilities could negatively impact our cash flows and earnings in the short-term. Further, adding new facilities on the East Coast would increase our exposure to other risks, including labor disputes, environmental risks and interruptions in the operations of our facilities to the extent that the new facilities would be subject to such risks.

***We will have significant indebtedness and future federal and state deferred tax liabilities after the spin-off, which will require a significant amount of cash to service and pay. If we are unable to generate sufficient cash to pay our obligations or fund our liquidity needs, our business may be materially adversely affected.***

We expect that immediately after the spin-off, our indebtedness will be approximately $150 million. Our ability to make payments on, to refinance our indebtedness and to fund capital expenditures, acquisitions and development efforts, will depend on our ability to generate cash. A number of factors that affect our ability to generate cash are beyond our control, including economic, financial, competitive and other factors.

As of December 31, 2007, we had a deferred tax liability of approximately $111.6 million with respect to the difference between the book and tax basis of our fixed assets. It is anticipated that this liability will become a current tax liability beginning in 2009 at the rate of approximately $10 million per year. In addition, we have other less significant deferred tax balances relating to temporary differences that will impact current taxes payable in future periods.

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under our new revolving credit facility in amounts sufficient to enable us to service our indebtedness, including our obligations under the retained obligation agreement, our additional tax liabilities or other liquidity needs or that there will not be material adverse developments in our business, liquidity or capital requirements. If our future cash flows from operating activities and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay business activities, sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt. We cannot assure you that we would be able to implement any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of future debt financings could involve restrictive covenants that limit our ability to pursue these alternatives.

**Risks Relating to the Spin-off**

***Our financial information may not be fully representative of our results as a stand-alone public company.***

Potlatch Corporation did not account for us, and we were not operated, as a stand-alone public company for the periods presented in our combined financial statements included in this information statement. Our combined financial statements have been carved out from Potlatch Corporation's consolidated financial statements and reflect assumptions and allocations made by Potlatch Corporation and prescribed by generally accepted accounting principles. Our combined financial statements do not fully represent what our financial position, results of operations and cash flow would have been had we operated as a stand-alone public company during the periods presented. We have not made adjustments to reflect the many significant changes that will occur in our capital structure, cost structure, funding and operations as a result of our separation from Potlatch Corporation, including the debt and interest expense we will have associated with our new revolving credit facility, increased costs associated with reduced economies of scale and other costs associated with being a stand-alone public company. As a result, the historical and pro forma information included in this information statement is not necessarily indicative of what our financial position, results of operations and cash flow may be following the separation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Statements" and our combined financial statements and notes thereto included elsewhere in this information statement.

***We have not previously operated as an independent, public company.***

We have not previously operated as an independent, public company and our management has no experience, as a group, in operating our business as a stand-alone entity. Following the spin-off, we will be fully responsible for arranging our own funding, managing all of our own administrative and employee arrangements and supervising all of our legal and financial affairs, including publicly reported financial statements. We will adopt separate stock-based and performance-based incentive plans for our employees and will develop our own compliance and administrative procedures necessary for a publicly held company. We anticipate that our success in these endeavors will depend substantially upon the ability of our senior management and other key employees to work together. In addition, our Chief Executive Officer and Chief Financial Officer are new to us and do not have a history of operating our businesses. Accordingly, we cannot assure you that as an independent company our aggregate results of operations will continue at the same level. Additionally, we depend on our senior management. The loss of services of members of our senior management team could adversely affect our business until suitable replacements can be found. There may be a limited number of persons with the requisite skills to serve in these positions and we may be unable to locate or employ qualified personnel on acceptable terms. In addition, our future success requires us to continue to attract and retain competent personnel.

***The requirements of being a stand-alone public company will increase certain of our costs and require significant management focus.***

As a stand-alone public company, we will incur significant legal, accounting and other expenses associated with compliance-related and other activities. The Sarbanes-Oxley Act of 2002, related SEC rules and the New York Stock Exchange, or NYSE, regulate corporate governance practices of public companies. We have had no experience as, and our management has limited experience managing, a public company, and our separation from Potlatch Corporation will result in loss of access to Potlatch Corporation's resources and experience in this area. Compliance with these requirements will also result in other costs and obligations and make some activities more time-consuming. For example, in connection with the spin-off, we will create new board committees and will adopt internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements and other securities law compliance measures. Under Section 404 of the Sarbanes-Oxley Act, for our annual report on Form 10-K for the first full fiscal year after the spin-off, we will need to document and test our internal control procedures and our management will need to assess and report on our internal control over financial reporting. Furthermore, if we identify any issues in complying with those requirements, we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions. Our prospects must be considered in light of the risks, difficulties and expenses encountered by newly public companies. Costs to obtain director and officer liability insurance will contribute to our increased costs. As a result of the associated liability, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements.

***The transition services Potlatch Corporation will provide to us following the spin-off may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our agreements with Potlatch Corporation expire.***

For a limited period of time following the spin-off, Potlatch Corporation has agreed to provide certain transition services to us, including employee benefits administration and payroll, management information systems services, and treasury and accounting services.

After the expiration of the transition services agreement, we may not be able to replace the transition services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those we will receive from Potlatch Corporation under this agreement. While transition services are being provided by Potlatch Corporation to us, our operational flexibility to modify or implement changes with respect to the services covered will be limited.

Potlatch Corporation historically has provided us, directly or through its own vendor relationships, with insurance coverage, banking services, health and other insurance benefits for our employees and employee benefit plans, as well as with its expertise in certain areas of our operations. After the spin-off, we will be responsible for securing all of our own management, financing, legal and other similar resources.

Although we have made arrangements to replace portions of the services currently provided by Potlatch Corporation, we may encounter difficulties replacing other services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect. See "Our Relationship with Potlatch Corporation after the Spin-off " beginning on page 30.

***The terms of agreements that we will enter into with Potlatch Corporation in connection with the spin-off will be established at a time when we are a wholly owned subsidiary of Potlatch Corporation and, accordingly, the terms of these agreements may not be as favorable to us as they might have been had they been negotiated by persons fully independent of Potlatch Corporation.***

In connection with the spin-off, we will enter into various agreements with Potlatch Corporation regarding our relationship with Potlatch Corporation following the spin-off, including a separation and distribution agreement, retained obligation agreement, transition services agreement, employee matters agreement, tax sharing agreement, lease and option agreement and supply agreements. These agreements address important matters, such as allocation of assets, liabilities, rights, indemnifications and other obligations between Potlatch Corporation and us. The terms of these agreements were negotiated while we were a wholly owned subsidiary of Potlatch Corporation, although these agreements are intended to reflect arms-length terms and the pricing provisions of our supply agreements are based on market pricing. These agreements may not be as favorable to us as they might have been had they been negotiated by persons with no relationship to Potlatch Corporation.

***If the spin-off is determined to be taxable for U.S. federal income tax purposes, we, our stockholders, and Potlatch Corporation could incur significant U.S. federal income tax liabilities.***

In June 2008, Potlatch Corporation applied for a private letter ruling from the Internal Revenue Service, or IRS, that the spin-off will qualify for tax-free treatment under applicable sections of the Code. In addition, Potlatch Corporation expects to receive an opinion from tax counsel that the spin-off so qualifies. The opinion from tax counsel will rely on the private letter ruling obtained from the IRS. As a result, the tax opinion is not expected to be issued until after the date of this information statement. In addition, the IRS ruling and the opinion will rely on certain representations, assumptions, and undertakings, including those relating to the past and future conduct of our business, and neither the IRS ruling nor the opinion would be valid if such representations, assumptions, and undertakings were incorrect. Moreover, the IRS private letter ruling will not address all the issues that are relevant to determining whether the spin-off will qualify for tax-free treatment. Notwithstanding the IRS private letter ruling and opinion, the IRS could determine that the spin-off should be treated as a taxable transaction if it determines that any of the representations, assumptions, or undertakings that were included in the request for the private letter ruling are false or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the IRS ruling.

If the spin-off fails to qualify for tax-free treatment, Potlatch Corporation would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value, and our initial public stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. Under the tax sharing agreement between Potlatch Corporation and us, we will generally be required to indemnify Potlatch Corporation against (1) any tax resulting from the spin-off (including any tax that would result if Potlatch Corporation were to fail to qualify as a REIT, as a result of income recognized by Potlatch Corporation if the spin-off were determined to be taxable) to the extent that such tax resulted from an issuance of our equity securities, a redemption of our equity securities, or our involvement in other acquisitions of our equity securities, (2) other actions or failures to act by us, or (3) any of our representations or undertakings being incorrect or violated. For a more detailed discussion, see the section entitled "Our Relationship with Potlatch Corporation after the Spin-off—Tax Sharing Agreement" beginning on page 34. Our indemnification obligations to Potlatch Corporation and its subsidiaries, officers, and directors are not limited by any maximum amount. If we are required to indemnify Potlatch Corporation or such other persons under the circumstances set forth in the tax sharing agreement, we may be subject to substantial liabilities.

***We must abide by certain restrictions to preserve the tax-free treatment of the spin-off and may not be able to engage in desirable acquisitions and other strategic transactions following the spin-off.***

To preserve the tax-free treatment of the spin-off to Potlatch Corporation and its stockholders, under a tax sharing agreement that we will enter into with Potlatch Corporation, for the two-year period following the distribution, we may be prohibited, except with the consent of Potlatch Corporation or in connection with the issuance of equity securities to our employees for compensatory purposes, from:

- issuing equity securities to satisfy financing needs if such issuance would represent a 50% or greater interest in us;

- acquiring businesses or assets with equity securities if such issuance would represent a 50% or greater interest in us; or

- engaging in mergers or asset transfers that could jeopardize the tax-free status of the distribution.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. For more information, see the sections entitled "The Spin-off—Important Federal Income Tax Consequences" beginning on page 24.

**Risks Related to Ownership of Our Common Stock**

***There has been no prior market for our common stock, and we cannot guarantee that our stock price will not decline after the spin-off.***

There has been no prior trading market for our common stock, and we cannot predict the price at which our common stock will trade after the spin-off date. The price at which our common stock trades is likely to fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

- our financial results;

- developments generally affecting the pulp, paperboard and tissue industries;

- the performance of each of our three business segments;

- our capital structure, including the amount of our indebtedness;

- general economic, industry and market conditions;

- the depth and liquidity of the market for our common stock;

- fluctuations in currency exchange rates;

- our dividend policy;

- investor perception of our business and us; and

- the impact of the factors referred to elsewhere in "Risk Factors."

In addition, the stock market regularly experiences significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

***A trading market may not develop for shares of our common stock, which could adversely affect the market price of those shares.***

There is currently no trading market for shares of our common stock. We have applied to have our shares of common stock listed on the NYSE under the symbol "CLW." However, there can be no assurance that a trading market for our shares will develop or be sustained after the completion of the spin-off.

***Certain provisions of our certificate of incorporation and bylaws and of Delaware law, and our anticipated rights plan, may make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.***

Certain provisions of our certificate of incorporation and bylaws and of Delaware law, and our anticipated rights plan, may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of us and our stockholders. The provisions in our certificate or incorporation and bylaws include, among other things, the following:

- a classified board of directors with three-year staggered terms;

- the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

- stockholder action can only be taken at a special or regular meeting and not by written consent;

- advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings;

- removal of directors only for cause;

- allowing only our board of directors to fill vacancies on our board of directors; and

- supermajority voting requirements to amend our bylaws and certain provisions of our certificate of incorporation.

In addition, our anticipated rights plan would cause substantial dilution to any person or group who attempts to acquire a significant interest in us without advance approval from our board of directors.

While these provisions and our anticipated rights plan have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met. For more information, see "Description of Capital Stock" beginning on page 98.

# FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

- the impact of the spin-off;

- the terms of our agreements with Potlatch Corporation;

- raw material, energy and other costs;

- our product mix of our sales and sources of our net sales;

- our company strategies;

- our costs and expenses;

- general economic conditions in the United States and internationally;

- changes in exchange rates between the U.S. dollar and other currencies;

- the competitive environment;

- changes in laws, regulations or industry standards affecting our business;

- our tax ruling requested from the IRS;

- fluctuations in the market for our equity; and

- the elements of our executive compensation program.

In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "predict," "potential," "project," "plan," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this information statement in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this information statement. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this information statement and our registration statement on Form 10 and the documents that we reference therein and have filed as exhibits to the registration statement, of which this information statement is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

## Industry Data

This information statement contains statistical data that we obtained from industry publications and Information Resources, Inc., as well as three reports dated March 2008, April 2008 and June 2008 generated by RISI, Inc. These industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications and reports are reliable, we have not independently verified their data.

**THE SPIN-OFF**

**Background and Reasons for the Spin-off**

The board of directors of Potlatch Corporation regularly reviews the various businesses conducted by Potlatch Corporation to ensure that resources are deployed and activities are pursued in the best interests of its stockholders. On April 17, 2008, Potlatch Corporation announced that its board of directors authorized management to evaluate a potential tax-free spin-off of our businesses and on July 17, 2008, Potlatch Corporation announced that its board of directors preliminarily approved the distribution of our common stock to Potlatch Corporation's stockholders in a tax-free spin-off. This preliminary approval is subject to receipt of a favorable ruling from the IRS that the spin-off will qualify for tax-free treatment for Potlatch Corporation stockholders and final approval by the Potlatch Corporation board of directors. In making the determination to spin off our business, the board of directors of Potlatch Corporation acknowledged that the principal focus of Potlatch Corporation is on enhancing its position as a REIT. Potlatch Corporation owns approximately 1.7 million acres of forestland in Arkansas, Idaho, Minnesota and Wisconsin and expects to derive most of its income from, and devote most of its available capital to, its investments in forestland. The board of directors of Potlatch Corporation recognized that the spin-off would permit us to focus our attention and financial resources on our pulp and paperboard and consumer products businesses.

Our business and the businesses of Potlatch Corporation have distinct operational and financial characteristics. We are focused on manufacturing and selling premium bleached paperboard for the high-end segment of the packaging industry, softwood market pulp and slush pulp, which is used as a basis for our paper and tissue products. We are also focused on our consumer products business which manufactures at-home tissue products, such as facial and bath tissue, paper towels and napkins, which are sold on a private label basis. Potlatch Corporation is focused on enhancing its position as a REIT and using its investments in approximately 1.7 million acres of forestland to generate its income.

In the future, we and Potlatch Corporation expect significantly different business challenges. In order to be successful as a REIT, Potlatch Corporation must concentrate on the management of its forestland. In order for our business to be successful as a pulp, paperboard and consumer tissue manufacturing company, we must find ways to maximize efficiencies in operating our manufacturing facilities and expanding our business.

Our business represented approximately 71% of Potlatch Corporation's consolidated net sales in the year ending December 31, 2007, and has required substantial attention from Potlatch Corporation's senior management, who must understand the markets, customer bases and manufacturing challenges for each of its businesses in order to make decisions with respect to those businesses. Within Potlatch Corporation, our business has competed with the other more traditional timber REIT businesses for management attention and capital.

We and Potlatch Corporation believe that our separation will provide both companies with certain opportunities and benefits, including the following:

- *Business and Management Focus.* Each company will be better able to focus its attention and resources on its own distinct core businesses and challenges so that it can pursue the most appropriate long-term growth opportunities and business strategies. Each company will be able to realign its management structure to better focus on its product markets and business opportunities.

- *Capital Flexibility.* In the future, each company will be able to invest its available cash flow into the growth of its business, and we will not have to compete with the Potlatch Corporation businesses for available capital. In addition, both we and Potlatch Corporation will be able to allocate capital and tailor our respective capital structures in a manner that is more closely connected to the cycles, volatility and needs of our particular business. Subject to the limitations contained in the tax sharing agreement, we will also have direct access to the public capital markets to allow us to seek financing for our operations and growth.

- *Employee Incentives.* Both companies will be able to develop more focused incentive programs to better attract and retain key employees through the use of stock and performance-based incentive plans. These plans will be designed to reward employees based on each company's performance against a more comparable peer group.

- *Market Recognition.* The investment community, including analysts, stockholders and prospective investors in each company, will be better able to evaluate the merits and future prospects of each company, thereby enhancing the likelihood that each company will receive appropriate market recognition of its performance and potential. This should improve the equity valuation of each company, thereby allowing each company to pursue acquisitions more aggressively and issue equity-based compensation more efficiently.

**Transactions Prior to the Spin-off**

We were formed in 2005 under the name Potlatch Forest Products Corporation in connection with Potlatch Corporation's REIT conversion on January 1, 2006. In connection with the REIT conversion, the following transactions occurred:

- Potlatch Corporation transferred to Potlatch Forest Products Corporation all of its manufacturing facilities that produce bleached pulp products, including paperboard and tissue products, and wood products, as well as Potlatch Corporation's harvest and log sales and real estate sales and development businesses; and

- Potlatch Forest Products Corporation assumed the obligation to pay approximately $335 million of Potlatch Corporation's indebtedness to third parties, which we refer to as the REIT Conversion Indebtedness. The REIT Conversion Indebtedness, issued by an affiliate of Potlatch Corporation, was comprised of $100 million of principal amount debentures, approximately $77 million principal amount of notes and $158 million principal amount of industrial revenue bonds. As of September 30, 2008, the outstanding principal balance of the REIT Conversion Indebtedness was approximately $321 million.

Although Potlatch Forest Products Corporation was not the issuer of the REIT Conversion Indebtedness, the agreement for it to assume the obligation to pay the REIT Conversion Indebtedness was made after Potlatch Corporation evaluated its overall capital structure and capitalization. This evaluation took into consideration the extent to which the proceeds of the REIT Conversion Indebtedness were used in connection with the manufacturing assets transferred to Potlatch Forest Products Corporation in 2005 and the ability of Potlatch Forest Products Corporation to make payments on the REIT Conversion Indebtedness.

Prior to or concurrently with the spin-off, the following transactions will occur:

- we will transfer the real estate sales and development business, the harvest and log sales business and the wood products operations, other than the lumber products operations located in Lewiston, Idaho, to a newly formed subsidiary, or NewCo. We will retain the pulp and paperboard and consumer tissue operations and the lumber mill in Lewiston, Idaho. We are retaining this single lumber mill because its operations are integrated with our pulp and paperboard and tissue operations located at the same manufacturing site;

- NewCo will assume the obligation to pay the REIT Conversion Indebtedness that is outstanding at the time of the spin-off, except that we will retain the obligation to pay principal and interest on the $100 million of debentures that mature on December 1, 2009. We will have no obligations with respect to the notes or industrial revenue bonds that comprise the remaining balance of the REIT Conversion Indebtedness;

- we will draw $50 million in cash on our revolving credit facility and transfer that amount to NewCo; and

- we will distribute all outstanding equity of NewCo to Potlatch Corporation.

Our combined financial statements included in this information statement have been carved out from Potlatch Corporation's consolidated financial statements under generally accepted accounting principles and reflect only the assets, liabilities and operating results of the businesses that we will hold following the spin-off. Accordingly, our combined financial statements do not reflect assets and liabilities referred to above that will not be part of our business at the time of the spin-off or the operating results of businesses that will be transferred to Potlatch Corporation prior to the spin-off.

**Manner of Effecting the Spin-off**

The general terms and conditions relating to the spin-off are set forth in the separation and distribution agreement between Potlatch Corporation and us. For a description of that agreement, see "Our Relationship with Potlatch Corporation after the Spin-off—Separation and Distribution Agreement" beginning on page 30.

On the distribution date, Potlatch Corporation will effect the spin-off by delivering all of the outstanding shares of our common stock to BNY Mellon, as spin-off agent, for distribution to the holders of record of Potlatch Corporation common stock at the close of business on the record date. The distribution will be made in book-entry form on the basis of one share of our common stock for every 2.5 shares of Potlatch Corporation common stock held on the record date of [●], 2008.

A book-entry account statement reflecting your ownership of whole shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [●], 2008. You will receive a check, or a credit to your brokerage account, for the cash equivalent of any fractional shares you otherwise would have received in the spin-off. The distribution agent will, on or after the distribution date, aggregate and sell all of those fractional interests on the open market at then applicable market prices and distribute the aggregate proceeds ratably to Potlatch Corporation stockholders otherwise entitled to those fractional interests. Potlatch Corporation will pay all brokers' fees and commissions in connection with the sale of fractional interests. If you own less than three shares of common stock of Potlatch Corporation on the record date, you will not receive any shares of our stock in the spin-off, but you will receive cash in lieu of fractional shares. See "The Spin-off—Important Federal Income Tax Consequences" below for a discussion of the U.S. federal income tax treatment of proceeds from fractional shares.

**Results of the Separation and Spin-off**

After the spin-off, we will be an independent public company owning and operating our pulp and paperboard and consumer products businesses and our lumber operations in Lewiston, Idaho. Immediately after the spin-off, we expect to have approximately 1,300 holders of shares of our common stock and approximately 15.8 million shares of our common stock issued and outstanding based on the spin-off ratio described above and the anticipated number of beneficial stockholders and outstanding Potlatch Corporation shares on [●], 2008, the record date. The actual number of shares to be distributed will be determined based on the number of Potlatch Corporation shares outstanding on the record date.

The spin-off will not affect the number of outstanding Potlatch Corporation shares or any rights of Potlatch Corporation stockholders, although it may affect the market value of the outstanding Potlatch Corporation common shares.

**Important Federal Income Tax Consequences**

The following summary discusses material U.S. federal income tax consequences to certain Potlatch Corporation stockholders who receive our stock in the spin-off. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, published positions of the IRS, judicial decisions and other applicable authorities, all as currently in effect, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change could affect the accuracy of this discussion. The discussion does not address the effects of the spin-off under any state, local, or foreign tax laws.

The discussion assumes that Potlatch Corporation stockholders hold their Potlatch Corporation common stock, and will hold our stock, as capital assets within the meaning of Section 1221 of the Code. Further, the discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of his, her, or its personal investment circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws such as:

- insurance companies;

- tax-exempt organizations;

- dealers in securities or foreign currency;

- banks or trusts;

- cooperatives;

- foreign individuals

- foreign entities and their owners, stockholders, partners, or beneficiaries;

- persons that hold Potlatch Corporation common stock as part of a straddle, a hedge against currency risk, a constructive sale or conversion transaction;

- persons that have a functional currency other than the U.S. dollar;

- investors in pass-through entities;

- holders who acquired their Potlatch Corporation common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

- holders of options or restricted shares granted under any Potlatch Corporation benefit plan.

**YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE SPIN-OFF, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS, IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.**

In June 2008, Potlatch Corporation applied for a ruling from the IRS to the effect that the pre-spin-off separation transactions and the spin-off of our common stock to Potlatch Corporation's stockholders will qualify as tax-free transactions under Sections 368(a)(1)(D) and 355 of the Code. This ruling, if received, will provide that for U.S. federal income tax purposes:

- Potlatch Corporation will not recognize any gain or loss upon the separation transactions or the spin-off;

- except as discussed below with respect to cash received in lieu of fractional shares of our stock, no gain or loss will be recognized by, or be included in the income of, a holder of Potlatch Corporation common stock solely as the result of the receipt of our common stock in the spin-off;

- the aggregate tax basis of the Potlatch Corporation common stock and our common stock in the hands of Potlatch Corporation stockholders immediately after the spin-off will be the same as the tax basis of the Potlatch Corporation common stock immediately before the spin-off, allocated between the Potlatch Corporation common stock and our common stock in proportion to their relative fair market values on the date of the spin-off;

- the holding period of our common stock received by Potlatch Corporation stockholders will include the holding period of their Potlatch Corporation common stock, provided that such Potlatch Corporation common stock is held as a capital asset on the date of the spin-off; and

- stockholders of Potlatch Corporation who receive cash from the spin-off agent in lieu of fractional shares will recognize gain or loss on the sale of the fractional share interest in an amount equal to the difference between the cash received and the stockholder's tax basis in the fractional share interest. The gain or loss will be capital gain or loss to the stockholder provided the fractional share interest is a capital asset in the hands of the stockholder.

Although a ruling relating to the qualification of the separation of our business from Potlatch Corporation and spin-off of our common stock to Potlatch Corporation stockholders as a tax-free transaction is generally binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions. Under its current policy, the IRS will not issue a ruling that three key requirements for a tax-free Section 355 spin-off are met. Specifically, the IRS will not rule that a spin-off was effected for a valid business purpose, that the spin-off does not constitute a device for the distribution of earnings and profits, or that the spin-off is not part of a plan described in Section 355(e) of the Code, which is described below. Instead, Potlatch Corporation represented to the IRS that there is a valid business purpose for the spin-off, the spin-off is not being used as a device for the distribution of earnings and profits and that the spin-off is not part of a plan described in Section 355(e) of the Code. If the factual representations and assumptions are incorrect or inaccurate in any material respect, the ruling could be retroactively revoked or modified by the IRS. Neither we nor Potlatch Corporation are aware of any facts or circumstances that would cause any of such representations and assumptions to be untrue or incomplete in any material respect.

In connection with obtaining the ruling, Potlatch Corporation expects to obtain an opinion from tax counsel regarding legal conclusions supporting certain representations made to the IRS. The opinion will be expressed as of the date issued and will not cover subsequent periods. The opinion from tax counsel will rely on the private letter ruling obtained from the IRS. As a result, the tax opinion is not expected to be issued until after the date of this information statement. Further, the opinion of counsel will be based on, among other things, current law and certain assumptions and representations as to factual matters made by Potlatch Corporation, which if incorrect in certain material respects would jeopardize the conclusions reached by counsel in its opinion. Potlatch Corporation and we are not currently aware of any facts or circumstances that would cause such assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by counsel in its opinion. Counsel will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented, or assumed, or of any subsequent change in applicable law. The opinion of counsel will not bind the courts or the IRS, nor will they preclude the IRS from asserting a position contrary to those expressed in the opinion.

If the spin-off does not qualify as a tax-free transaction, Potlatch Corporation would recognize taxable gain equal to the excess of the fair market value of our common stock distributed to Potlatch Corporation stockholders over Potlatch Corporation's tax basis in our common stock. Such gain could cause Potlatch Corporation to fail to qualify as a REIT, in which case: (i) Potlatch Corporation would be subject to corporate-level tax, including any applicable alternative minimum tax on its taxable income at regular corporate tax rates (currently up to 35 percent); and (ii) Potlatch Corporation would be disqualified from reelecting to be taxed as a REIT during the four years following the year in which it failed to qualify as a REIT. As a result, Potlatch Corporation could be subject to substantial tax liability if the failure of the spin-off to qualify for tax-free treatment causes Potlatch Corporation to fail to qualify as a REIT. In addition, each stockholder who receives our common stock in the spin-off would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received, including any fractional share sold on behalf of the stockholder. Such stockholder would be taxed on the full value of our shares that he or she received (without reduction for any portion of his, her or its tax basis in Potlatch Corporation shares) as a dividend for U.S. federal income tax purposes and possibly for purposes of state and local tax law to the extent of his or her pro rata share of Potlatch Corporation's current and accumulated earnings and profits (including Potlatch Corporation's taxable gain on the spin-off).

Under current law, assuming certain holding period requirements are met, non-corporate United States taxpayers are subject to U.S. federal income tax on dividends at a maximum rate of 15 percent. Under current law, individual citizens or residents of the United States are subject to U.S. federal income tax on long-term capital gains, that is, capital gains on assets held for more than one year, at a maximum rate of 15 percent.

Even if the spin-off otherwise qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, it may be disqualified as tax-free to Potlatch Corporation under Section 355(e) of the Code if 50 percent or more of Potlatch Corporation's stock or our stock is acquired or issued as part of a plan or series of related transactions that includes the spin-off. For this purpose, any acquisitions or issuances of Potlatch Corporation's stock within two years before the spin-off, and any acquisitions or issuances of Potlatch Corporation's stock or of our common stock within two years after the spin-off, are presumed to be part of such a plan, although we or Potlatch Corporation may be able to rebut that presumption. We are not aware of any acquisitions or issuances of Potlatch Corporation's stock within the two years before the spin-off that must be taken into account for purposes of Section 355(e) of the Code. If an acquisition or issuance of our stock or Potlatch Corporation's stock would cause Section 355(e) of the Code to apply, Potlatch Corporation would recognize taxable gain as described above, but the spin-off would generally remain tax-free to each Potlatch Corporation stockholder. Under the tax sharing agreement between Potlatch Corporation and us, we would be required to indemnify Potlatch Corporation against that taxable gain if it were triggered by an acquisition or issuance of our stock. See "Our Relationship with Potlatch Corporation after the Spin-off—Tax Sharing Agreement" for a more detailed discussion of the tax sharing agreement between Potlatch Corporation and us. If we were to be required to indemnify Potlatch Corporation for taxes incurred as a result of the spin-off being taxable (including any tax that would result if Potlatch Corporation were to fail to qualify as a REIT as a result of income recognized by Potlatch Corporation if the spin-off were determined to be taxable), it would have a material adverse effect on our financial condition and results of operations.

In addition, the failure of the pre-spin-off separation transactions to qualify as a tax-free spin-off under Sections 355 and 368(a)(1)(D) of the Code, or the disqualification of such separation transactions under section 355(e) as the result of the acquisition or issuance of our stock or the stock of the subsidiary that we distributed to Potlatch Corporation, could cause us to recognize taxable gain equal to the excess of the fair market value of the stock of the subsidiary that we distributed to Potlatch Corporation over our tax basis in such stock. In addition, if the pre-spin-off separation transactions fail to qualify as a tax-free spin-off under Sections 355 and 368(a)(1)(D) of the Code, we could be required under the tax sharing agreement to indemnify Potlatch Corporation for taxes resulting from such failure (including any tax that would result if Potlatch Corporation were to fail to qualify as a REIT as a result of income recognized by Potlatch Corporation if the spin-off were determined to be taxable).

Current U.S. Treasury regulations require each Potlatch Corporation stockholder who receives shares of our common stock in the spin-off to attach to his, her or its U.S. federal income tax return for the year in which the spin-off occurs a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the spin-off. Within a reasonable period of time after the spin-off, Potlatch Corporation will provide its stockholders who receive our common stock pursuant to the spin-off with the information necessary to comply with such requirement.

## Market for Our Common Stock

There is no existing market for our common stock. We have applied to list our common stock on the NYSE under the symbol "CLW." We also expect that a "when-issued" trading market for our common stock will begin on or shortly before the record date. The term "when-issued" means that shares can be traded prior to the time shares are actually available or issued. On the first trading day following the spin-off date, "when-issued" trading in our common stock will end and "regular-way" will begin. "Regular-way" trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a trade.

We cannot predict the trading prices for our common stock before or after the spin-off date. The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops.

Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

- our financial results;

- developments generally affecting the pulp and paper industry;

- the performance of each of our three business segments;

- our capital structure, including the amount of our indebtedness;

- general economic, industry and market conditions;

- the depth and liquidity of the market for our common stock;

- our dividend policy;

- investor perceptions of our business and us;

- fluctuations in currency exchange rates; and

- the impact of the factors referred to in "Risk Factors."

We have appointed BNY Mellon to serve as transfer agent and registrar for our common stock.

Shares of our common stock distributed to Potlatch Corporation stockholders in the spin-off will be freely transferable under the Securities Act of 1933, as amended, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by or are under common control with us and may include certain of our officers, directors or principal stockholders. After we become a publicly traded company, securities held by our affiliates will be subject to the resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

## Spin-off Conditions and Termination

We expect that the spin-off will be effective on the spin-off date, [●], 2008, provided that, among other things, the following have occurred or will occur concurrently with the closing of the spin-off:

- the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, and no stop order relating to our registration statement is in effect;

- we and Potlatch Corporation have received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the spin-off;

- the closing of our $125 million revolving credit facility and the transfer of $50 million to NewCo from a draw from such facility;

- the tax ruling received from the IRS has not been revoked or modified in any material respect and Potlatch Corporation has received a favorable opinion from its tax advisor as to the tax-free nature of the spin-off;

- the NYSE has approved our common stock for listing, subject to official notice of issuance;

- we have completed the transfer of our wood products operations, other than the lumber products operations located in Lewiston, Idaho, our real estate sales and development business, our harvest and log sale business and the permits, licenses and registrations relating to these businesses, to NewCo and distributed all the equity of NewCo to Potlatch Corporation, all as described in this information statement;

- the parties have entered into the separation and distribution agreement, the retained obligation agreement, the transition services agreement, the supply agreements, the employee matters agreement, the tax sharing agreement and the lease and option agreement; and

- no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the separation and distribution agreement, is in effect.

The fulfillment of the foregoing conditions will not create any obligation on Potlatch Corporation's part to effect the spin-off, and Potlatch Corporation's board of directors has reserved the right to amend, modify or abandon the spin-off and the related transactions at any time prior to the spin-off date. Potlatch Corporation may, in its sole discretion, also waive any of these conditions. Potlatch Corporation does not currently intend to waive or modify any condition to the consummation of the spin-off. In the event Potlatch Corporation waives or modifies any condition to the consummation of the spin-off in a manner that would have a material effect on the recipients of common stock in the spin-off, we will amend and redistribute this information statement to disclose such modification or waiver and any material effect on the recipients of common stock in the spin-off.

**Reason for Furnishing this Information Statement**

This information statement is being furnished solely to provide information to stockholders of Potlatch Corporation who will receive shares of our common stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on its cover. Changes may occur after that date, and unless required by U.S. securities law, we will not update the information except in the normal course of our public disclosure obligations and practices.

**Accounting Treatment**

The spin-off will be accounted for by Potlatch Corporation on a historical cost basis, and no gain or loss will be recorded.

**OUR RELATIONSHIP WITH POTLATCH CORPORATION AFTER THE SPIN-OFF**

**General**

Immediately prior to the spin-off, we will be a wholly owned subsidiary of Potlatch Corporation. After the spin-off, Potlatch Corporation will not have any ownership interest in our common stock. We will be an independent, publicly traded company.

We will enter into certain agreements with Potlatch Corporation prior to the spin-off to define our ongoing relationship after the spin-off and to define responsibility for tax, employee benefits and certain other liabilities and obligations arising from periods prior to the spin-off date. We will enter into these agreements with Potlatch Corporation while we are still a wholly owned subsidiary of Potlatch Corporation and, although we believe these agreements reflect market terms and our supply agreements are based on market pricing, certain terms of these agreements may not necessarily be the same as could have been obtained from an independent third party.

The following descriptions are only summaries and we encourage you to read, in their entirety, each of the agreements that are included as exhibits to the registration statement of which this information statement forms a part.

**Separation and Distribution Agreement**

The separation and distribution agreement will provide for the principal corporate transactions required to effect the separation of our business from Potlatch Corporation, the distribution of our common stock to the holders of record of Potlatch Corporation common stock and certain other agreements governing our relationship with Potlatch Corporation after the distribution date.

*The Transfer.* Pursuant to the separation and distribution agreement, we will transfer to Potlatch Corporation assets such that, immediately prior to the distribution, we will only hold assets related to the pulp and paperboard business, the consumer products business and the portion of the wood products business located at our Lewiston, Idaho facility. The transfers will occur prior to the distribution of our common stock to Potlatch Corporation's stockholders and will be made on an "as is, where is" basis without any representations or warranties, and Potlatch Corporation will bear the economic and legal risks of the transfer. Potlatch Corporation will also generally assume and agree to perform and fulfill all of the liabilities of the transferred businesses, which include the harvest and log sales business, the real estate business and the wood products business other than the lumber products business in Lewiston, Idaho.

*The Distribution.* Potlatch Corporation has reserved sole and absolute discretion to determine whether to proceed with the distribution of our common stock to Potlatch Corporation's stockholders, the timing of the spin-off and to alter any and all terms of the spin-off at any time prior to the spin-off date. The spin-off is also subject to the satisfaction of certain conditions including those described in the section titled "The Spin-off— Spin-off Conditions and Termination."

Even if all of the conditions to the spin-off are satisfied, Potlatch Corporation has the right to amend or terminate the separation and distribution agreement and the related transactions at any time prior to the spin-off date. Although Potlatch Corporation can waive any condition to the spin-off, Potlatch Corporation's board of directors currently has no intention to proceed with the spin-off unless each condition is satisfied.

*Releases, Indemnification and Insurance Matters.* The separation and distribution agreement provides for a full and complete release and discharge of all liabilities existing or arising from or based on facts existing before the spin-off date, between or among us or any of our affiliates, on the one hand, and Potlatch Corporation or any of its affiliates (other than us), on the other hand, except as set forth in the separation and distribution agreement.

In addition, the separation and distribution agreement will provide for cross-indemnities principally designed to place financial responsibility for the liabilities of our business with us and financial responsibility for the obligations and liabilities of Potlatch Corporation's retained businesses with Potlatch Corporation, except as may otherwise be set forth in the separation and distribution agreement.

The separation and distribution agreement also establishes procedures with respect to claims subject to indemnification and related matters.

The separation and distribution agreement will provide for the allocation of benefits between Potlatch Corporation and us under existing insurance policies after the spin-off date for claims made or occurrences prior to the spin-off date and sets forth procedures for the administration of insured claims.

*Termination.* The separation and distribution agreement may be terminated and the spin-off may be modified or abandoned at any time prior to the spin-off date in the sole discretion of Potlatch Corporation without our approval or the approval of Potlatch Corporation's stockholders. In the event of a termination of the separation and distribution agreement, no party shall have any liability of any kind to any other party or any other person. After the spin-off date, the agreement may not be terminated except by an agreement in writing signed by both Potlatch Corporation and us.

*Dispute Resolution*. The separation and distribution agreement contains provisions that govern, except as otherwise provided in any related agreement, the resolution of disputes, controversies and claims that may arise between us and Potlatch Corporation. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and Potlatch Corporation. If such efforts are not successful, either we or Potlatch Corporation may submit the dispute, controversy or claim to a court for resolution.

## Retained Obligation Agreement

Of the approximately $321 million of REIT Conversion Indebtedness outstanding as of September 30, 2008, $100 million of principal amount debentures previously issued by Potlatch Forest Holdings, Inc., an affiliate of Potlatch Corporation, will become due and payable in full in December 2009. As described in the section above entitled "Transactions Prior to the Spin-off," in 2005, by agreement with Potlatch Corporation, we assumed the obligation to pay all principal and interest on these debentures and we will be retaining that obligation pursuant to the retained obligation agreement that will we enter into with Potlatch Corporation prior to the spin-off.

Under the retained obligation agreement, we will continue to be obligated to make all payments of principal and interest on the debentures in accordance with their terms to the holders of the debentures. The amount of interest due on the debentures is based upon the lower of Potlatch Corporation's credit ratings applicable to the debentures as established by S&P or Moody's. The following table denotes the interest rate applicable based on various credit ratings:

| Ratings | | |
|---|---|---|
| **Moody's** | **S&P** | **Applicable Rate(%)** |
| Aaa | AAA | 8.825 |
| Aa1 – Aa3 | AA+ – AA- | 8.925 |
| A1 – Baa2 | A+ – BBB | 9.125 |
| Baa3 | BBB- | 9.425 |
| Ba1 | BB+ | 12.500 |
| Ba2 | BB | 13.000 |
| Ba3 | BB- | 13.500 |
| B1 or lower | B+ or lower | 14.000 |

Potlatch Corporation's current credit ratings are BB from S&P and Ba1 from Moody's and, accordingly, the interest rate currently applicable to the debentures is 13.0% per year. In the event Potlatch Corporation's credit rating declines and the interest rate applicable to the debentures increases, we will be required to pay interest on the debentures at the then applicable rate, which could be as high as 14.0% per year.

Under the retained obligation agreement, we will be obligated to use commercially reasonable efforts to issue, as soon as reasonably practical, debt or equity securities or to borrow money from one or more financial institutions or other lenders, on terms reasonably acceptable to us, in an aggregate amount sufficient to pay all amounts owing under the debentures. Concurrently with our receipt of cash proceeds from any disposition of assets equal to or in excess of $50 million, or any equity issuance or debt incurrence, other than cash proceeds from our expected $125 million revolving credit facility, we will be obligated to apply the proceeds to the remaining payment obligations on the debentures. If the cash proceeds from any equity issuance, debt incurrence or disposition are insufficient to satisfy all of the payment obligations on the debentures, we will be obligated to transfer the cash proceeds into an escrow account in which Potlatch Corporation will have a first priority security interest. However, we will not be required to draw from our revolving credit facility to satisfy our obligations under the retained obligation agreement.

In the event we are unable to timely pay, and Potlatch Corporation thereafter pays, any principal or interest due under the debentures, we will be deemed to have received a loan from Potlatch Corporation in the amount of such shortfall and we will be obligated to issue a promissory note to Potlatch Corporation equal to such amount. All amounts owing under any promissory note issued by us to Potlatch Corporation will be due and payable on December 1, 2011. Any such promissory note, to the extent issued in connection with our failure to timely make an interest payment on the debentures, will initially accrue interest at a rate per annum equal to the rate of interest applicable to the debentures at the time the note is issued or at maturity of the debentures, plus one percent and after December 1, 2010 until paid in full, the rate of interest applicable to the debentures immediately prior to their maturity plus two percent. In the event we issue a promissory note to Potlatch Corporation, we will be obligated to use commercially reasonable efforts prior to the maturity date to issue, as soon as reasonably practical, debt or equity securities or to borrow money, on terms reasonably acceptable to us, in an aggregate amount sufficient to prepay all amounts owing under the promissory note. As security for any such promissory note issued by us to Potlatch Corporation, we will grant Potlatch Corporation a security interest in our real property, fixtures and equipment at our Arkansas pulp and paperboard facility.

The retained obligation agreement will contain covenants that limit or restrict our ability to:

- create, assume or incur liens on our assets;
- enter into sale-leaseback arrangements;
- sell or transfer any assets with an aggregate value in excess of $10,000,000 that may be collateral for our obligations under any promissory note, without the prior written consent of Potlatch Corporation;
- consolidate with or merge with another entity; and
- transfer our properties and assets to another entity.

## Supply Agreements

The terms of our sales to Potlatch Corporation and our purchases from Potlatch Corporation under the supply agreements described below after the spin-off will be substantially similar to the terms under which these items were transferred between us and Potlatch Corporation prior to the spin-off. We believe the terms reflected in the supply agreements are comparable to those that we and Potlatch Corporation currently could obtain from an unaffiliated third party.

*Log Supply Agreement*. We will enter into a log supply agreement with Potlatch Corporation with an initial term of three years pursuant to which we will agree to purchase and Potlatch will agree to supply logs harvested from Potlatch Corporation properties in Northern Idaho to our Lewiston facility. Potlatch Corporation will sell to us and we will agree to purchase specified quantities of logs.

The price of logs shall be adjusted quarterly to reflect the then current fair market value of logs in the Northern Idaho and Eastern Washington markets, taking into account any market premium for Forest Stewardship Council, or FSC, certified logs. The parties shall enter into good faith negotiations to determine and agree upon the adjusted log price. If an agreement cannot be reached, the price will be the fair market value as determined by arbitration.

The agreement can be renewed at the option of either party for an additional three-year period provided that the other party does not object. The agreement may be terminated by either party for cause, if a bankruptcy proceeding is commenced against the other party, or if assignment of the other party's property is made for the benefit of creditors.

We believe the log supply agreement represents a mutually beneficial arrangement for Potlatch Corporation and for us, providing us with a contracted log supply and providing Potlatch Corporation a committed customer during the term of the agreement. We believe that we are one of the largest log consumers in North Idaho. As a result, even if we did not enter into the log supply agreement, we believe Potlatch Corporation would still be economically motivated to sell logs to us rather than incur the costs to transport a large volume of logs to more distant customers. In the event Potlatch Corporation did not sell logs to us, we believe that we could find alternative suppliers. However, this would require us to go outside our normal Idaho log procurement area for a significant portion of our log supply needs. In addition, we would incur additional freight costs to move the logs to our Lewiston, Idaho facility.

During the nine months ended September 30, 2008, Potlatch Corporation supplied $30.3 million of saw logs pursuant to intercompany sales, representing 75% of the saw logs purchased by us during this period for our Lewiston mill.

*Lewiston Shavings Sales Agreement*. We will enter into a shavings sales agreement with Potlatch Corporation with an initial term of five years pursuant to which we will agree to supply and Potlatch Corporation will agree to buy wood shavings produced at our lumber mill. For the term of the agreement, we must supply and Potlatch Corporation must purchase 100% of the wood shavings output produced at the Lewiston lumber mill. The agreement does not require us to produce any amount of wood shavings, but all wood shavings produced must be sold to Potlatch Corporation.

The price for wood shavings will be set annually to reflect the then current fair market value of wood shavings in Central Idaho taking into account any market premium for FSC certified residuals. The parties will endeavor to agree in good faith on such fair market values, however, either party may request that the initial annual price for the wood shavings be determined by arbitration. After establishment of the initial annual price, the price will be adjusted every three months based on the percentage change in an applicable index set forth in the agreement.

The agreement can be renewed at the option of either party for an additional five-year period provided that the other party does not object. The agreement may be terminated by either party for cause, if a bankruptcy proceeding is commenced against the other party, or if assignment of the other party's property is made for the benefit of creditors.

*St. Maries Residuals Sales Agreement*. We will enter into a residuals sales agreement with Potlatch Corporation with an initial term of five years pursuant to which we will agree to purchase and Potlatch Corporation will agree to supply wood chips, sawdust and hog fuel produced at Potlatch Corporation's St. Maries, Idaho mill complex. For the term of the agreement, we must purchase and Potlatch Corporation must supply 100% of the output of sawdust and 100% of the output of wood chips produced at the St. Maries Mill. We must also purchase and Potlatch Corporation must supply 100% of the hog fuel produced but not used in the St. Maries Mill boilers. The agreement does not require Potlatch Corporation to produce any amount of residuals.

Pursuant to the terms of the agreement, the price for each of the wood chips, sawdust and hog fuel will be set annually to reflect the then current fair market value of such items in Central Idaho taking into account any market premium for FSC certified residuals. Either party may request that the initial annual price for the residuals as to which the parties have not reached an agreement shall be determined by arbitration. After establishment of the initial annual price, the price will be adjusted every three months based on the percentage change in an applicable index set forth in the agreement.

The agreement can be renewed at the option of either party for an additional five-year period provided that the other party does not object. The agreement may be terminated by either party for cause, if a bankruptcy proceeding is commenced against the other party, or if assignment of the other party's property is made for the benefit of creditors.

In the event Potlatch Corporation did not sell these residuals to us, we believe that we could find alternative suppliers outside our normal procurement area. This would require us to incur additional costs, however, including freight costs to move the residuals to our Lewiston, Idaho facility and additional costs for chipping whole logs.

During the nine months ended September 30, 2008, Potlatch Corporation supplied $8.8 million of residuals, representing 10% of our residuals purchased during this period.

*Hog Fuel Supply Agreement.* We will enter into a hog fuel supply agreement with Potlatch Corporation with an initial term of two years pursuant to which we will agree to buy and Potlatch Corporation will agree to supply 45,000 tons of hog fuel produced on certain Potlatch Corporation and third-party land in Idaho.

The price for hog fuel will be set annually to reflect the then current fair market value of hog fuel in Central Idaho. The parties will endeavor to agree in good faith on such fair market values, however, either party may request that the initial annual price for the hog fuel be determined by arbitration. The agreement can be renewed at the option of either party for an additional one-year period provided that the other party does not object. The agreement may be terminated by either party for cause, if a bankruptcy proceeding is commenced against the other party, or if assignment of the other party's property is made for the benefit of creditors.

In the event Potlatch Corporation did not sell hog fuel to us, we believe that we could find alternative suppliers outside our normal procurement area. This would require us to incur additional freight costs to move the hog fuel to our Lewiston, Idaho facility.

**Transition Services Agreement**

We will enter into a transition services agreement with Potlatch Corporation pursuant to which Potlatch Corporation will provide us and we will provide Potlatch Corporation a variety of administrative services for a period of time following the spin-off. These services include employee benefits administration and payroll, management information system services, contracting, treasury, accounting, and other services. Each service will be made available to the recipient on an as-needed basis for eighteen months following the spin-off, or such shorter or longer periods as may be provided in the transition services agreement. The fees charged for the services will generally be based upon the costs of providing the services.

The service recipient may terminate the provision of a particular service upon 30 days' notice to the service provider. In addition, either we or Potlatch Corporation may terminate the transition services agreement if the other party materially breaches any of its terms and does not cure the breach within 30 days after notice from the other party.

**Employee Matters Agreement**

We will enter into an employee matters agreement with Potlatch Corporation that will address our respective obligations to employees and former employees who are or were associated with our business and for other employment and employee benefit matters. Pursuant to the employee matters agreement, we will agree to continue to employ those employees who have employment duties principally related to our business initially on terms and conditions substantially similar to the current terms and conditions of their employment with Potlatch Corporation. We will agree that, subject to applicable laws, labor agreements will be maintained on substantially the same terms and conditions as provided in the existing union contracts.

We also will agree to assume and retain, and indemnify Potlatch Corporation against, certain liabilities related to current and former employees of our business. We will continue our existing retirement and health and welfare programs in which employees of our business participate. Subject to any adjustments required by applicable law, we will transfer to Potlatch Corporation the assets and liabilities of our existing retirement plans attributable to Potlatch Corporation employees.

We will offer other postretirement benefits for employees and certain former employees of our business who are currently eligible for these benefits. We will also continue to offer health and welfare benefits for eligible employees and certain former employees of our business after the distribution date.

**Tax Sharing Agreement**

The tax sharing agreement with Potlatch Corporation generally will govern Potlatch Corporation's and our respective rights, responsibilities and obligations after the spin-off with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the spin-off, together with certain related transactions, to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code). Under the tax sharing agreement, we expect that, with certain exceptions, we will be responsible for the payment of all income and non-income taxes attributable to our operations, and the operations of our direct and indirect subsidiaries.

Notwithstanding the foregoing, we expect that, under the tax sharing agreement, we will also generally be responsible for any taxes imposed on Potlatch Corporation that arise from the failure of the spin-off, together with certain related transactions, to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) of the Code (including any tax that would result if Potlatch Corporation were to fail to qualify as a REIT as a result of income recognized by Potlatch Corporation if the spin-off were determined to be taxable), to the extent such failure to qualify is attributable to actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or covenants made by us in the tax sharing agreement. In addition, we generally will be responsible for 20% of any taxes that arise from the failure of the spin-off, together with certain related transactions, to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) of the Code, if such failure is for any reason for which neither we nor Potlatch Corporation is responsible. The tax sharing agreement also is expected to impose restrictions on our and Potlatch Corporation's ability to engage in certain actions following our separation from Potlatch Corporation and to set forth the respective obligations among us and Potlatch Corporation with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

**Lumber Sales and Marketing Agreement**

We will enter into a lumber sales and marketing agreement with Potlatch Corporation with a term of three years pursuant to which we will agree to appoint Potlatch Corporation as our exclusive representative for the marketing and sale of our dimensional lumber and cedar lumber products produced by our Lewiston lumber mill, and Potlatch Corporation will grant to us a non-exclusive, limited license to use the "Potlatch" name and certain other logos and trademarks in connection with the sale and marketing of our lumber products. We will also pay Potlatch Corporation as compensation a fixed rate of $65,000 per month for each month which the agreement is in effect. The agreement may be terminated by either party immediately for cause and after the first anniversary, upon 90-days' written notice without cause.

**Lease and Option Agreement**

We will enter into a lease agreement with Potlatch Corporation, pursuant to which we will lease from Potlatch Corporation property that is adjacent to our facility in Arkansas. The lease agreement will have an initial term of 20 years with an initial rental payment of $17,550 per year, and thereafter increasing an additional 2.75% each year. During the term, we will also have the option to purchase the property from Potlatch Corporation.

# DIVIDEND POLICY

We expect that, following the spin-off, we will pay cash dividends on our common stock. The declaration and amount of any dividends, however, will be determined by our board of directors and will depend on our earnings after the spin-off, our compliance with the terms of our revolving credit facility that is expected to limit our ability to pay dividends, and any other factors that our board of directors believes are relevant.

# CAPITALIZATION

The following table shows the capitalization of our business as of September 30, 2008 on both a historical basis and pro forma basis giving effect to our anticipated post-spin-off capital structure. You should read this table together with our "Selected Historical Combined Financial Data," "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our historical and pro forma combined financial statements and notes to those statements included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical financial statements, see "Unaudited Pro Forma Condensed Combined Financial Statements."

The pro-forma capitalization is not necessarily indicative of our capitalization had the spin-off and our anticipated post-spin-off capital structure been completed on the date assumed. The pro-forma capitalization below may not reflect the capitalization or financial condition that would have resulted had we been operating as an independent, publicly traded company at that date and is not necessarily indicative of our future capitalization or financial condition.

|  | As of September 30, 2008 | |
| --- | --- | --- |
|  | Historical | Pro Forma* |
|  | (dollars in thousands) | |
| Note payable to Parent | $100,000 | $100,000(a) |
| Parent's/Stockholders' Equity: | | |
| Preferred Stock, par value $0.0001 pro forma; none authorized or issued historical; 5,000,000 authorized and none issued pro forma | — | — |
| Common Stock, par value $1.00 per share historical and $0.0001 pro forma; 1,000 authorized and issued historical; 100,000,000 authorized and 15,808,518 issued pro forma | — | 2(b) |
| Additional paid-in capital | — | 305,414(b) |
| Parent's Equity | 305,416 | — (b) |
| Total Capitalization | $405,416 | $405,416 |

(a) In connection with the spin-off, we will be retaining the obligation, which we initially assumed in 2005, to pay the interest and principal due to holders of approximately $100 million of debentures previously issued by an affiliate of Potlatch Corporation that will become due and payable in full in December 2009. Under generally accepted accounting principles, this obligation is reflected as the "Note payable to Parent" above.

(b) Eliminates Potlatch Corporation's net investment in the business and reflects the issuance of approximately 15.8 million shares of our common stock, par value $0.0001 per share, based on the distribution ratio of one share of our common stock for every 2.5 shares of Potlatch Corporation common stock outstanding as of September 30, 2008.

\* Does not include the anticipated draw of $50 million from our $125 million revolving credit facility and the transfer of that amount to NewCo.

# SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following tables set forth our summary historical financial and other data prepared on a combined basis. These tables present our business as it has historically been operated by Potlatch Corporation. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and notes to those statements included elsewhere in this information statement. The statement of operations data for each of the years ended December 31, 2007, 2006 and 2005 and the statement of financial position data as of December 31, 2007 and 2006 set forth below are derived from our audited combined financial statements included elsewhere in this information statement. The statement of operations data for each of the nine-month periods ended September 30, 2008 and 2007 and the statement of financial position data as of September 30, 2008 set forth below are derived from our unaudited condensed combined financial statements included elsewhere in this information statement. See "Index to Financial Statements." The statement of operations data for each of the years ended December 31, 2004 and 2003 and the statement of financial position data as of December 31, 2005, 2004 and 2003 and September 30, 2007 are derived from our unaudited condensed combined financial statements not included in this information statement. Also, as discussed in the notes to the historical combined financial statements, except for our obligations relating to the $100,000,000 principal amount of debentures previously issued by an affiliate of Potlatch Corporation and associated interest expense, debt and related interest expense has not been allocated from Potlatch Corporation.

The historical financial and other data have been prepared on a combined basis from Potlatch Corporation's consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Potlatch Corporation's pulp and paperboard and consumer product business and its lumber products operations at Lewiston, Idaho, and give effect to allocations of expenses from Potlatch Corporation. Our historical financial and other data is not necessarily indicative of our future performance nor do they necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods shown.

|  | Year Ended | | | | | Nine Months Ended | |
| --- | --- | --- | --- | --- | --- | --- | --- |
|  | December 31, 2007 | December 31, 2006 | December 31, 2005 | December 31, 2004 | December 31, 2003 | September 30, 2008 | September 30, 2007 |
|  | (dollars in thousands) | | | | | | |
| Net sales . . . . . . . . . . | $1,173,326 | $1,106,681 | $983,034 | $900,486 | $819,511 | $943,969 | $868,987 |
| Depreciation . . . . . . . | 51,325 | 54,290 | 54,854 | 55,169 | 53,740 | 35,318 | 39,174 |
| Earnings (loss) before interest and income taxes . . . . . . . . . . | 52,775 | 46,686 | (1,828) | 4,072 | (12,749) | 24,807 | 40,156 |
| Net earnings (loss) . . | 25,566 | 21,125 | (8,453) | (4,696) | (15,252) | 9,824 | 19,545 |

|  | As of | | | | | As of | |
| --- | --- | --- | --- | --- | --- | --- | --- |
|  | December 31, 2007 | December 31, 2006 | December 31, 2005 | December 31, 2004 | December 31, 2003 | September 30, 2008 | September 30, 2007 |
|  | (dollars in thousands) | | | | | | |
| Working capital . . . . . | 128,706 | 167,153 | 186,795 | 183,370 | 144,345 | 121,487 | 136,196 |
| Capital expenditures . . . . . | 20,531 | 27,505 | 43,412 | 28,067 | 54,287 | 15,703 | 14,623 |
| Land, plant and equipment, net . . . . | 413,170 | 441,763 | 469,872 | 480,423 | 504,418 | 395,293 | 418,220 |
| Total assets . . . . . . . . | 696,094 | 741,418 | 822,346 | 822,575 | 759,013 | 695,054 | 712,082 |
| Note payable to Parent . . . . . . . . . . | 100,000 | 100,000 | 100,000 | 100,000 | 100,000 | 100,000 | 100,000 |
| Total Parent's equity . . . . . . . . . . . | 272,820 | 333,927 | 429,351 | 432,111 | 388,924 | 257,397 | 290,696 |

**UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS**

The unaudited pro forma condensed combined financial statements reported below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and the notes thereto included elsewhere in this information statement. The following unaudited pro forma condensed combined financial statements have been prepared giving effect to the spin-off and related transactions as of September 30, 2008 for the unaudited pro forma condensed combined balance sheet and as of January 1, 2007, for the unaudited pro forma condensed combined statements of operations, and include adjustments for our expected borrowings under our revolving credit facility at the time of the spin-off and the distribution of our common stock.

The unaudited pro forma condensed combined balance sheets and statements of operations included in this information statement have been derived from the combined financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period. We were not operated as, and Potlatch Corporation did not account for us as, a separate stand-alone entity for the periods presented.

In accordance with regulations governing the preparation of pro forma financial statements, our pro forma condensed combined financial statements do not reflect certain on-going annual incremental expenses associated with being a separate, independent company for the periods presented, as such incremental expenses are not yet factually supportable. For further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

**Clearwater Paper Corporation**
**Unaudited Pro Forma Condensed Combined Balance Sheet**
**As of September 30, 2008**

| | Historical | Adjustments* | Pro Forma |
|---|---:|---:|---:|
| | | **(dollars in thousands)** | |
| **Assets** | | | |
| Current assets: | | | |
| Cash ............................................................... | $ 9 | $ — | $ 9 |
| Receivables, net ....................................... | 101,438 | — | 101,438 |
| Inventories ........................................... | 144,891 | — | 144,891 |
| Prepaid expenses ...................................... | 3,914 | — | 3,914 |
| Deferred taxes ........................................ | 8,646 | — | 8,646 |
| Total current assets ................................... | 258,898 | — | 258,898 |
| Land ............................................................ | 4,729 | — | 4,729 |
| Plant and equipment, at cost, net of accumulated depreciation ......... | 390,564 | — | 390,564 |
| Pension assets ........................................... | 40,540 | — | 40,540 |
| Other assets ............................................ | 323 | — | 323 |
| | $695,054 | $ — | $695,054 |
| **Liabilities and Parent's/Stockholders' Equity** | | | |
| Current liabilities: | | | |
| Accounts payable and accrued liabilities ...................... | $129,440 | $ — | $129,440 |
| Other postretirement employee benefits ...................... | 7,971 | — | 7,971 |
| Total current liabilities ................................ | 137,411 | — | 137,411 |
| Note payable to Parent ......................................... | 100,000 | — | 100,000 |
| Other postretirement employee benefits .......................... | 129,613 | — | 129,613 |
| Other long-term obligations .................................... | 1,907 | — | 1,907 |
| Deferred taxes ............................................ | 68,726 | — | 68,726 |
| Parent's/Stockholders' equity: | | | |
| Preferred stock, par value $0.0001 per share, 5,000,000 authorized shares, none issued historical and pro forma .................. | — | — | — |
| Common stock $0.0001 par value, 100,000,000 authorized, 1,000 issued historical, 15,808,518 issued pro forma ............... | — | 2 (a) | 2 |
| Additional paid-in capital .................................... | — | 305,414 (a) | 305,414 |
| Parent's equity .......................................... | 305,416 | (305,416)(a) | — |
| Accumulated other comprehensive loss ...................... | (48,019) | — | (48,019) |
| Total Parent's/Stockholders' equity ...................... | 257,397 | | 257,397 |
| | $695,054 | $ — | $695,054 |

(a) Eliminates Potlatch Corporation's net investment in the business and reflects the issuance of approximately 15.8 million shares of our common stock, par value $0.0001 per share, based on the distribution ratio of one share of our common stock for every 2.5 shares of Potlatch Corporation common stock outstanding as of September 30, 2008.

\* Not included in the above Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2008, is the anticipated draw of $50 million from our $125 million revolving credit facility and the transfer of such amount to NewCo.

## Clearwater Paper Corporation
## Unaudited Pro Forma Condensed Combined Statement of Operations
## Nine Months ended September 30, 2008

| | Historical | Adjustments * | Pro Forma |
|---|---|---|---|
| | | (dollars in thousands) | |
| Net sales ............................................ | $943,969 | $ — | $   943,969 |
| Costs and expenses: | | | |
| Depreciation ........................................ | 35,318 | — | 35,318 |
| Materials, labor and other operating expenses ............... | 857,720 | — | 857,720 |
| Selling, general and administrative expenses ................ | 26,124 | 692(a) | 26,816 |
| | 919,162 | 692 | 919,854 |
| Earnings before interest and income taxes ..................... | 24,807 | (692) | 24,115 |
| Interest expense ...................................... | 9,750 | — | 9,750 |
| Earnings before income taxes ............................... | 15,057 | (692) | 14,365 |
| Income tax provision (benefit) ............................. | 5,233 | (241)(a) | 4,992 |
| Net earnings (loss) ..................................... | $   9,824 | $(451) | $    9,373 |
| Weighted average pro forma common shares outstanding (b) | | | |
| Basic .............................................. | | | 15,772,752 |
| Diluted ............................................ | | | 15,885,396 |
| Pro forma earnings per share (b) | | | |
| Basic .............................................. | | | $      0.59 |
| Diluted ............................................ | | | $      0.59 |

(a)  These entries adjust for the difference between the salaries and benefits of Potlatch Corporation's executives allocated to us in the historical financial statements and the salaries and benefits of our new executive officers, and rent expense for our corporate offices. The additional expenses are tax-effected based on the period's effective tax rate of 34.8%.

(b)  Pro forma basic and diluted earnings per share were computed by dividing pro forma net earnings by the weighted average of shares outstanding using a distribution ratio of one share of our stock for every 2.5 shares of Potlatch Corporation stock. The dilutive effect of 112,644 shares represents the dilutive effect of Potlatch Corporation's stock options, performance shares, and restricted stock units adjusted using the distribution ratio. For the nine months ended September 30, 2008, 800 restricted stock units and options to purchase 30,158 shares of common stock, as adjusted using the distribution ratio, were excluded from the computation of pro forma diluted earnings per common share because their effect was anti-dilutive.

 *  Not included in the above Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, 2008 are costs and interest expense associated with our anticipated $125 million revolving credit facility, because the interest rate and amount of borrowings cannot be estimated at this time.

**Clearwater Paper Corporation**
**Unaudited Pro Forma Condensed Combined Statement of Operations**
**Year ended December 31, 2007**

| | Historical | Adjustments * | Pro Forma |
|---|---|---|---|
| | | (dollars in thousands) | |
| Net sales ......................................... | $1,173,326 | $ — | $ 1,173,326 |
| Costs and expenses: | | | |
| Depreciation ...................................... | 51,325 | — | 51,325 |
| Materials, labor and other operating expenses ............. | 1,033,099 | — | 1,033,099 |
| Selling, general and administrative expenses .............. | 36,127 | 1,523(a) | 37,650 |
| | 1,120,551 | 1,523 | 1,122,074 |
| Earnings before interest and income taxes ................... | 52,775 | (1,523) | 51,252 |
| Interest expense ....................................... | 13,000 | — | 13,000 |
| Earnings before income taxes ............................. | 39,775 | (1,523) | 38,252 |
| Income tax provision (benefit) ........................... | 14,209 | (544) | 13,665 |
| Net earnings (loss) ................................... | $ 25,566 | $ (979) | $ 24,587 |
| Weighted average pro forma common shares outstanding (b) | | | |
| Basic ........................................... | | | 15,637,429 |
| Diluted .......................................... | | | 15,753,671 |
| Pro forma earnings per share (b) | | | |
| Basic ........................................... | | | $ 1.57 |
| Diluted .......................................... | | | $ 1.56 |

(a) These entries adjust for the difference between the salaries and benefits of Potlatch Corporation's executives allocated to us in the historical financial statements and the salaries and benefits of our new executive officers, and rent expense for our corporate offices. The additional expenses are tax-effected based on the period's effective tax rate of 35.7%.

(b) Pro forma basic and diluted earnings per share were computed by dividing pro forma net earnings by the weighted average of shares outstanding using a distribution ratio of one share of our stock for every 2.5 shares of Potlatch Corporation stock. The dilutive effect of 116,242 shares represents the dilutive effect of Potlatch Corporation's stock options, performance shares, and restricted stock units adjusted using the distribution ratio. For the year ended December 31, 2007, 600 restricted stock units and 2,960 performance shares, and options to purchase 45,346 shares of common stock, as adjusted using the distribution ratio, were excluded from the computation of pro forma diluted earnings per common share because their effect was anti-dilutive.

\* Not included in the above Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2008 are costs and interest expense associated with our anticipated $125 million revolving credit facility, because the interest rate and amount of borrowings cannot be estimated at this time.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF
# FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion and analysis of our financial condition and results of operations in conjunction with our historical combined financial statements, the notes to those combined financial statements, the unaudited pro forma condensed combined financial statements and the notes to those pro forma combined financial statements included elsewhere in this information statement.

This discussion and analysis covers periods prior to the spin-off and related transactions. As a result, the discussion and analysis of historical periods does not reflect the impact that the spin-off and related transactions will have on us, including incurrence of $50 million of debt under our revolving credit facility, debt service requirements, and differences between administrative costs allocated to us by Potlatch Corporation and actual administrative costs that we will incur as a separate public company. Our historical results may not be indicative of our future performance and do not necessarily reflect what our financial condition and results of operations would have been had we operated as an independent, stand-alone entity during the periods presented, particularly because changes will occur in our operations and capitalization as a result of the spin-off and related transactions. Please read "Unaudited Pro Forma Condensed Combined Financial Statements."

## Overview

We are a pulp-based products manufacturing company. We manufacture and market bleached paperboard for the high-end segment of the packaging industry and are a leading producer of private label tissue products sold in grocery stores in the United States. We also manufacture and market bleached pulp and lumber products, including dimensional framing lumber and appearance grade cedar products.

Our business is organized into three reporting segments:

- The pulp and paperboard segment manufactures bleached paperboard and bleached softwood pulp and operates two pulp and paperboard mills, one located in Arkansas and one located in Idaho. Most of our pulp production is used in the manufacture of our paperboard products or transferred to our consumer products segment for use in the production of tissue products. The pulp and paperboard segment's net sales were $670.6 million in 2007, representing approximately 54% of our total net sales, before elimination of intersegment net sales. Intersegment net sales were $55.8 million in 2007.

- The consumer products segment manufactures tissue products sold on a private label basis primarily to major grocery store chains. The segment operates two tissue mills with related converting facilities in Idaho and Nevada, and an additional converting facility located in Illinois. The consumer products segment's net sales were $444.7 million in 2007, representing approximately 36% of our total net sales before elimination of intersegment net sales. Intersegment net sales were $0.1 million in 2007.

- The lumber segment produces dimensional framing lumber and appearance grade cedar products for the building products market. The lumber segment's net sales were $121.7 million in 2007, representing approximately 10% of our total net sales before elimination of intersegment net sales. Intersegment net sales were $7.7 million in 2007.

Most of our sales are within the United States. Sales outside of the United States, consisting primarily of paperboard products sold to customers in Asia, represented approximately 12%, 10% and 13% of our net sales in 2007, 2006 and 2005, respectively. All of our non-U.S. sales are denominated in U.S. dollars and accordingly we are not subject to currency exchange risks associated with the receipt of payments in foreign currencies.

### Factors Influencing Our Results of Operations

Our operating results have been and will continue to be influenced by a variety of factors, including the cyclical nature of the pulp and paperboard industry, competition, the efficiency and level of capacity utilization of our manufacturing operations, changes in our principal expenses such as for wood fiber and energy, capacity utilization of our manufacturing plants and other factors.

### Net Sales

Our pulp and paperboard business experiences cyclical market conditions and, as a result, historical prices for our products and sales volumes have been volatile. Product pricing is significantly affected by the relationship between supply and demand for our products. Product supply in the industries in which we operate is influenced primarily by fluctuations in available manufacturing capacity. Capacity in these industries tends to increase during periods when prices remain strong. In addition, currency exchange rates affect U.S. supplies of paperboard, as non-U.S. manufacturers are attracted to the U.S. market when the dollar is relatively strong. Our paperboard business, through exports, has benefited significantly from weakness in the U.S. dollar over the past few years.

Demand for our products is closely correlated to the state of the North American economy in general, as well as, in the case of our paperboard products, the economies of East Asia. The demand for our lumber products is affected by the level of new residential construction activity and, to a lesser extent, home repair and remodeling activity, which are subject to fluctuations due to changes in economic conditions, interest rates, population growth and other factors.

The markets for our products are highly competitive and companies that have substantially greater financial resources than we do compete with us in each of our markets. In addition, our industry is capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover variable costs. These conditions have contributed to substantial price competition, particularly during periods of reduced demand. Some of our competitors are currently lower-cost producers in some of the businesses in which we operate, and, as a result, these competitors may be less adversely affected than we are by price decreases.

### Operating Expenses

Other than labor, our principal operating expense items are wood fiber, energy, chemicals and transportation. Prices for these items are volatile and directly affect our results of operations. Competitive market conditions can limit our ability to pass cost increases through to our customers.

*Wood fiber.* Our most significant operating expense is the cost of wood fiber needed to supply our manufacturing facilities. Both wood chips and sawdust are used in the process of making pulp. We rely on residual wood fibers, such as wood chips and sawdust generated by lumber mill operations and wood chips specifically produced for us by contract wood chipping operations. Prices for this wood fiber can fluctuate greatly. For example, our average cost of wood fiber increased 3% from approximately $132 per ton in 2005 to approximately $136 per ton in 2006, and 20% to approximately $163 per ton in 2007. In the first nine months of 2008, we experienced even higher costs, averaging approximately $204 per ton of wood fiber. The current high price of wood fiber is largely the result of limited supplies due to the slowdown or shutdown of operations of many lumber mills as a result of the home construction market downturn. In 2007, we acquired approximately 31% of our wood fiber requirements from Potlatch Corporation, with the remainder purchased from third parties pursuant to short-term contracts and in the spot market. In connection with the spin-off, we will enter into fiber supply agreements with Potlatch Corporation for our Idaho pulp facility, which will likely cover volumes of wood fiber similar to what we acquired from Potlatch Corporation in 2007. These agreements will employ a substantially similar market pricing methodology as reflected in our historical financial statements. For a description of these fiber supply agreements with Potlatch Corporation, please see "Our Relationship with Potlatch after the Spin-off—Supply Agreements," beginning on page 32 of this information statement.

*Energy.* Energy is another significant manufacturing expense. We use energy in the form of electricity, steam and natural gas. Our expenses for energy used in our manufacturing processes were $89.8 million in 2007, 5% higher than the $85.8 million we spent in 2006. Energy prices have fluctuated widely over the past decade and we have recently experienced a period of high energy prices. We have taken steps to reduce our exposure to volatile energy prices through conservation and increasing our internal electrical production at our cogeneration facility that produces steam and electricity in Idaho. In addition, to help mitigate our exposure to changes in natural gas prices, we occasionally use firm-price contracts to supply a portion of our natural gas requirements. As of September 30, 2008, these contracts covered approximately 65% of our expected monthly natural gas requirements for the pulp and paperboard and consumer products segments for the remainder of 2008, plus lesser amounts for 2009 and 2010. Our energy costs in future periods will depend principally on our ability to continue to produce internally a substantial portion of our electricity needs and on changes in market prices for natural gas.

*Petroleum.* Petroleum prices also impact our operating results. High fuel prices result in increased freight costs related to delivery of raw materials to our manufacturing facilities and for the delivery of our finished products to customers. Increasing fuel prices particularly affect our consumer products margins because we supply customers throughout the United States from our tissue mills in Idaho and Nevada, as well as transport bulk, unconverted jumbo tissue rolls, or parent rolls, from our tissue mills to our Illinois tissue converting facility. Freight costs for our consumer products segment were approximately $56.6 million in the first nine months of 2008, compared to approximately $45.7 million in the same period of 2007. Our total freight costs were $110.4 million and $91.6 million for the nine months ended September 30, 2008 and 2007, respectively. In addition, many of the chemicals used in our manufacturing processes, particularly in the pulp-making process, are petroleum-based or are indirectly impacted by petroleum prices.

*Maintenance and repairs.* We regularly incur significant expenses to maintain our manufacturing equipment. The machines and equipment that we use to produce our products are complex, have many parts and some are run on a continuous basis. We perform routine maintenance on our machines and periodically replace a variety of parts such as motors, pumps, pipes and electrical parts. In 2007, equipment maintenance and repair expenses were $44.0 million in our pulp and paperboard segment and $13.6 million in our consumer products segment. Major equipment maintenance and repair in our pulp and paperboard segment also requires maintenance shutdowns generally lasting up to one week per year at our Idaho facility and up to one week every 18 months at our Arkansas facility, which reduce net sales and increase costs in the quarters in which the maintenance shutdowns occur. Periodically, major equipment shutdowns extend beyond one week in duration for large scale maintenance, such as extensive boiler repairs. In addition, we make capital expenditures to increase our operating efficiency and to comply with environmental laws. Our estimated capital expenditures for 2008 are approximately $23.0 million.

### Corporate Allocations

Historically, we have shared corporate functions with Potlatch Corporation for a variety of services, including treasury, accounting, tax, legal, internal audit, human resources, information systems and public and investor relations. Upon completion of the spin-off, we will become a stand-alone company and our expenses will include payment for services to be provided by Potlatch Corporation under a transition services agreement. These services will include employee benefits administration and payroll, management information, contracting, treasury, accounting and other services for a period of eighteen months following the spin-off. Charges for these services have been set based on actual cost. During the period of the transition services agreement, we will be in the process of setting up stand-alone functions and may incur some duplicative expenses in this process.

Our historical combined financial statements contain allocations of direct and indirect corporate overhead expenses, including costs for services of the type covered by the transition services agreement, as well as allocations for administrative and selling expenses based on the relative revenues of our Lewiston lumber segment in relation to Potlatch Corporation's wood products segment. We were allocated corporate overhead and lumber products administrative and selling expenses of $8.0 million in the nine months ended September 30, 2008, $7.3 million in the nine months ended September 30, 2007, $9.7 million in 2007, $10.0 million in 2006 and $9.7 million in 2005. We believe that the methodology applied to the allocation of these expenses was reasonable. However, we expect to incur approximately $10 million in additional costs in 2009 associated with being an independent, publicly traded company.

**Critical Accounting Policies**

Our accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates that affect the amounts of net sales, expenses, assets and liabilities reported. The following are critical accounting matters which are both very important to the portrayal of our financial condition and results of operations and require some of management's most difficult, subjective and complex judgments. The accounting for these matters involves forming estimates based on current facts, circumstances and assumptions which, in management's judgment, could change in a manner that would materially affect management's future estimates with respect to such matters and, accordingly, could cause our future reported financial condition and results of operations to differ materially from financial results reported based on management's current estimates. Changes in these estimates are recorded periodically based on updated information.

*Long-lived assets*. A significant portion of our total assets are invested in our manufacturing facilities. Also, the cyclical patterns of our businesses cause cash flows to fluctuate by varying degrees from period to period. As a result, long-lived assets are a material component of our financial position with the potential for material change in valuation if assets are determined to be impaired. We account for impairment of long-lived assets in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as measured by its undiscounted estimated future cash flows. We use our operational budgets to estimate future cash flows. Budgets are inherently uncertain estimates of future performance due to the fact that all inputs, including net sales, costs and capital spending, are subject to frequent change for many different reasons, including the reasons previously described above under "Factors Influencing our Results of Operations." Because of the number of variables involved, the interrelationship between the variables and the long-term nature of the impairment measurement, sensitivity analysis of individual variables is not practical. Budget estimates are adjusted periodically to reflect changing business conditions, and operations are reviewed, as appropriate, for impairment using the most current data available. To date, this process has not resulted in an impairment charge for any of our assets associated with our operations.

*Environmental liabilities*. We record accruals for estimated environmental liabilities that are not within the scope of SFAS No.143, "Accounting for Asset Retirement Obligations," and FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," in accordance with SFAS No. 5, "Accounting for Commitments and Contingencies." These estimates reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities. In making these estimates, we consider, among other things, the activities we have conducted at any particular site, information obtained through consultation with applicable regulatory authorities and third parties, and our historical experience at other sites that are judged to be comparable. We must also consider the likelihood of changes in governmental regulations, advancements in environmental technologies, and changing legal standards regarding liability. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and changes in governmental regulations and environmental technologies, our accruals are subject to substantial uncertainties, and our actual costs could be materially more or less than the estimated amounts.

*Pension and postretirement employee benefits*. The determination of pension plan expense and the requirements for funding our pension plans are based on a number of actuarial assumptions. Two critical assumptions are the discount rate applied to pension plan obligations and the rate of return on plan assets. For other postretirement employee benefit, or OPEB, plans, which provide certain health care and life insurance benefits to qualified retired employees, critical assumptions in determining OPEB expense are the discount rate applied to benefit obligations and the assumed health care cost trend rates used in the calculation of benefit obligations.

Note 7 to our combined financial statements includes information for the three years ended December 31, 2007, on the components of pension and OPEB expense and the underlying actuarial assumptions used to calculate periodic expense, as well as the funded status for our pension and OPEB plans as of December 31, 2007 and 2006.

The discount rate used in the determination of pension benefit obligations and pension expense is a weighted average benchmark rate based on high-quality fixed income investment interest rates. At December 31, 2007 and 2006, we calculated obligations using discount rates of 6.40% and 5.85%, respectively. To determine the expected long-term rate of return on pension assets, we employ a process that analyzes historical long-term returns for various investment categories, as measured by appropriate indices. These indices are weighted based upon the extent to which plan assets are invested in the particular categories in arriving at our determination of a composite expected return. The assumed long-term rates of return on pension plan assets used for the years ended December 31, 2007 and 2006 were 9.0% and 9.5%, respectively. Over the past 30 years, the period Potlatch Corporation has actively managed pension assets, its actual average annual return on pension plan assets has been approximately 11%, through December 31, 2007.

Total periodic pension plan income in 2007 was $1.6 million. An increase in the discount rate or the rate of expected return on plan assets, all other assumptions remaining the same, would increase pension plan income, and conversely, a decrease in either of these measures would decrease plan income. As an indication of the sensitivity that pension income has to the discount rate assumption, a 25 basis point change in the discount rate would affect annual plan income by approximately $0.5 million. A 25 basis point change in the assumption for expected return on plan assets would affect annual plan income by approximately $0.7 million. The actual rates of return on plan assets may vary significantly from the assumptions used because of unanticipated changes in financial markets.

No minimum contributions to our qualified pension plans are estimated for 2008 due to the funded status of those plans at December 31, 2007. We do not anticipate funding our OPEB plans in 2008 except to pay benefit costs as incurred during the year by plan participants.

For our OPEB plans, expense for 2007 was $8.7 million. The discount rate used to calculate OPEB obligations, which was determined using the same methodology we used for our pension plans, was 6.40% and 5.85% at December 31, 2007 and 2006, respectively. The assumed health care cost trend rate used to calculate OPEB obligations and expense for 2007 was a 10% increase over the previous year, with the rate of increase scheduled to decline one percent annually to a long-term ultimate rate increase assumption of 6% for 2011 and thereafter.

As an indication of the sensitivity that OPEB expense has to the discount rate assumption, a 25 basis point change in the discount rate would affect annual plan expense by approximately $0.2 million. A 1% change in the assumption for health care cost trend rates would have affected 2007 plan expense by approximately $0.8 to $1.0 million and the total post-retirement employee obligation by approximately $11.2 to $13.1 million. The actual rates of health care cost increases may vary significantly from the assumption used because of unanticipated changes in health care costs.

Periodic pension and OPEB expense are included in "Materials, labor and other operating expenses" and "Selling, general and administrative expenses" in the combined financial statements. The expense is allocated to all business segments. At both September 30, 2008 and December 31, 2007, long-term assets are recorded for overfunded plans and liabilities are recorded for underfunded plans. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For underfunded plans, the estimated liability to be payable in the next twelve months is recorded as a current liability, with the remaining portion recorded as long-term. See Note 7 to our combined financial statements for further discussion.

*Corporate Allocations*. Our accompanying combined statements of operations include allocations of certain costs from Potlatch Corporation directly related to our operations including: medical costs for hourly and salaried active and retired employees, hourly employees' pension, worker's compensation, general liability and property insurance, salaried payroll costs (payroll taxes, pension, and other payroll-related costs), equity-based compensation, management performance award plan, interest expense pursuant to our retained obligation agreement and a pro rata share of direct corporate administration expense for accounting, information systems, accounts payable and accounts receivable. The direct costs were charged to us based on the weighted average of the underlying employee base performing the function and payroll or invoices processed, depending on the nature of the cost. In addition to the direct costs discussed above, indirect corporate overhead costs were allocated to us based on an apportionment factor using relative revenues and assets. Selling and administration costs for Potlatch Corporation's wood products segment were allocated to us based on the relative revenues of our Lewiston lumber segment in relation to Potlatch Corporation's wood products segment. Management believes the methodologies applied for the allocation of costs were reasonable in relation to the historical reporting of Potlatch Corporation, but may not be indicative of costs had we been a stand-alone entity, nor what they may be in the future. Except for interest expense associated with our retained obligation agreement, no interest expense or interest income is allocated from Potlatch Corporation to us.

Certain of our assets and liabilities are common assets and liabilities shared with Potlatch Corporation. The primary shared assets allocated to us were the pension assets. Other assets specifically identified and allocated to us include the Jaype, Idaho log yard, the main office building complex and related assets in Lewiston, Idaho, and certain information technology equipment. The majority of shared liabilities that relate to us include active employee medical insurance, general liability and property insurance, other postretirement employee benefits (OPEB) liability for hourly and salaried employees, other employee compensation benefits, salaried employee vacation accruals and payroll tax accruals. The pension assets and liabilities, as well as the OPEB liability, were estimated using the same actuarial liability assumptions as those used in Potlatch Corporation's consolidated financial statements for the applicable periods for our active and retired hourly and salaried employees. The other shared assets and liabilities were allocated to us either by specific identification or by relative allocation factors, such as employee headcounts or payroll costs, among others.

Except for the debt and interest expense associated with our retained obligation agreement, long-term or current debt and related interest costs have not been allocated to us from Potlatch Corporation because of the inherent difficulty in distinguishing the elements of our capital structure while we operated as a part of Potlatch Corporation. Significant changes could have occurred in our funding and operations if we had operated as an independent stand-alone entity, including a possible change in capital structure including other debt, which could have had a significant impact on our financial position and results of operations.

## Components of Net Sales and Expenses

*Net sales*. Net sales consist of sales of pulp and paperboard, consumer products and lumber products, net of discounts, returns and allowances and any sales taxes collected. Sales taxes, when collected, are recorded as a current liability until remitted to the appropriate governmental entities.

*Depreciation*. Depreciation primarily consists of depreciation of our plant and equipment.

*Materials, labor and other operating expenses.* Materials, labor and other operating expenses consist primarily of personnel costs and the cost of raw materials, including wood fiber, energy and chemicals, repair and maintenance expenses related to our facilities and freight associated with customer shipments.

*Interest expense.* Interest expense is the interest paid on the $100 million note payable to Parent in connection with our retained obligation agreement.

*Selling, general and administrative expense*. Selling, general and administrative expense primarily consists of compensation and associated costs for sales and administrative personnel.

*Other comprehensive income (loss), net of tax*. Beginning in 2007, due to our adoption of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R),* we are required to record comprehensive income or loss related to our defined benefit pension and other postretirement employee benefit plans for each reporting period when net gains or losses, or prior service costs or credits existing at the date of initial application of the Statement, are amortized as components of net periodic pension cost. In addition, we are required to record increases or decreases in other comprehensive income that result from the recognition of additional net gains or losses, or prior service costs or credits that arise during the year.

**Results of Operations**

As noted above, our business is organized into three reporting segments: pulp and paperboard, consumer products, and lumber. Sales or transfers between segments are recorded as intersegment net sales based on prevailing market prices.

In the period-to-period discussion of our results of operations below, when we discuss our consolidated net sales, contributions by each of the segments to our net sales are reported after elimination of intersegment net sales. In the "Discussion of Business Segments" section below, each segment's net sales are presented before elimination of intersegment net sales.

**Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007**

The following table sets forth year-to-year changes in items included in our combined statements of operations and comprehensive income for the nine months ended September 30, 2008 and 2007.

| | Nine Months Ended September 30, | | Increase/ (Decrease) |
|---|---|---|---|
| | 2008 | 2007 | |
| | (in thousands) | | |
| Net sales | $943,969 | $868,987 | $ 74,982 |
| Costs and expenses: | | | |
| Depreciation | 35,318 | 39,174 | (3,856) |
| Materials, labor and other operating expenses | 857,720 | 761,703 | 96,017 |
| Selling, general and administrative expenses | 26,124 | 27,954 | (1,830) |
| | 919,162 | 828,831 | 90,331 |
| Earnings before interest and income taxes | 24,807 | 40,156 | (15,349) |
| Interest expense | 9,750 | 9,750 | — |
| Earnings before income taxes | 15,057 | 30,406 | (15,349) |
| Income tax provision | 5,233 | 10,861 | (5,628) |
| Net earnings | $ 9,824 | $ 19,545 | $ (9,721) |
| Other comprehensive income (loss), net of tax | 809 | (1,030) | 1,839 |
| Comprehensive income | $ 10,633 | $ 18,515 | $ (7,882) |

*Net Sales*—Total net sales increased $75.0 million, or 9%, in the first nine months of 2008 over the same period of 2007, primarily due to a 13% increase in both pulp and paperboard net sales and consumer products net sales, partially offset by a decrease of 27% in lumber net sales. As discussed in detail below in "Discussion of Business Segments," the increase in net sales in these segments was driven by higher selling prices and increased shipment volumes.

*Depreciation*—For the nine months ended September 30, 2008, depreciation decreased $3.9 million, or 10%, from the same period of 2007, primarily due to decreased depreciation expense for the pulp and paperboard segment as a result of certain assets becoming fully depreciated.

*Materials, labor and other operating expenses*—Materials, labor and other operating expenses totaled 91% of net sales during the nine months ended September 30, 2008, compared to 88% in the same period of 2007. The increase of $96.0 million, or 13%, in the first nine months of 2008 over the same period in 2007 was primarily due to a 16% increase in pulp and paperboard segment expenses and an 11% increase in consumer products segment expenses. As discussed below, the increase in pulp and paperboard segment expenses was primarily driven by increased wood fiber, chemical and energy costs and the increase in consumer products segment expenses was primarily due to increased freight expenses, shipment volumes and pulp costs.

49

*Selling, general and administrative expenses*—Selling, general and administrative expenses decreased $1.8 million, or 7%, in the first nine months of 2008 from the same period of 2007, primarily due to pulp and paperboard segment income of $2.0 million from legal settlements, partially offset by a $0.7 million increase in corporate administration costs allocated from Potlatch Corporation.

*Interest expense*—Interest expense on the note payable to Parent was unchanged in the 2008 period compared to the same period in 2007.

*Income tax provision*—Our income tax provision decreased $5.6 million, or 52%, in the first nine months of 2008 from the same period of 2007 due to lower operating income in the first nine months of 2008. The effective tax rate was 34.8% for the nine months ended September 30, 2008 and 35.7% for the nine months ended September 30, 2007.

*Other comprehensive income (loss), net of tax*—We recorded other comprehensive income, net of tax, of $0.8 million for the first nine months of 2008, compared to other comprehensive loss of $1.0 million for the first nine months of 2007 related to the company's pension and OPEB plans.

**Discussion of Business Segments**

| | Nine months ended September 30, | |
| --- | --- | --- |
| | **2008** | **2007** |
| | (in thousands) | |
| Segment net sales: | | |
| Pulp and paperboard: | | |
| Paperboard | $ 483,725 | $423,292 |
| Pulp | 72,742 | 70,479 |
| Other | 604 | 821 |
| | 557,071 | 494,592 |
| Consumer products | 370,476 | 328,614 |
| Lumber | 73,746 | 94,618 |
| Total segment net sales, before eliminations | $1,001,293 | $917,824 |
| Segment operating income (loss): | | |
| Pulp and paperboard | $ 17,779 | $ 28,535 |
| Consumer products | 21,224 | 14,006 |
| Lumber | (8,688) | 3,518 |
| Total segment operating income, before corporate and eliminations | $ 30,315 | $ 46,059 |

Operating income for our pulp and paperboard segment decreased $10.8 million, or 38%, for the first nine months of 2008 compared to the same period in 2007. Net sales for the segment increased $62.5 million, or 13%, in the first nine months of 2008 over the same period of 2007. Paperboard net sales increased $60.4 million, or 14%, in the first nine months of 2008 over the same period of 2007. Higher paperboard selling prices accounted for approximately $36.0 million of the net sales increase, while higher paperboard shipment volumes accounted for approximately $25.0 million of the increase. Pulp net sales increased $2.3 million, or 3%, in the first nine months of 2008 over the same period of 2007, primarily due to slightly higher selling prices, partially offset by decreased shipment volumes. Expenses for the segment increased $67.5 million, or 16%, in the first nine months of 2008 over the same period in 2007, primarily due to increased wood fiber costs of approximately $29.8 million, increased chemical costs of approximately $14.7 million, increased energy costs of approximately $14.6 million and increased freight costs of approximately $8.1 million. The segment recorded income of $2.0 million from legal settlements in 2008.

Operating income for our consumer products segment increased $7.2 million, or 52%, in the first nine months of 2008 over the same period of 2007. Net sales for the segment increased $41.9 million, or 13%, in the first nine months of 2008 over the same period of 2007. Higher selling prices accounted for approximately $25.0 million of the net sales increase, while higher shipment volumes accounted for approximately $17.0 million of the increase. Segment expenses increased $34.7 million, or 11%, in the first nine months of 2008 over the same period of 2007. Freight costs increased approximately $9.1 million, while increased tissue shipment volumes accounted for approximately $5.6 million of the increased expense, pulp costs increased approximately $7.1 million, energy costs increased approximately $4.1 million and packaging costs increased $3.6 million.

The lumber segment reported an operating loss of $8.7 million for the first nine months of 2008, compared to operating income of $3.5 million recorded in the same period of 2007. Net sales for the segment decreased $20.9 million, or 22%, in the first nine months of 2008 from the same period of 2007, primarily due to the effect of decreased shipment volumes and lower selling prices of approximately $13.0 million and $9.0 million, respectively, resulting from the downturn in the housing market. Segment expenses decreased $11.5 million, or 13%, in the first nine months of 2008 from the same period of 2007, primarily due to lower costs associated with the decreased shipments.

**Year Ended December 31, 2007 Compared To Year Ended December 31, 2006**

The following table sets forth year-to-year changes in items included in our combined statements of operations and comprehensive income for the years ended December 31, 2007 and 2006.

|  | Years Ended | | |
|---|---|---|---|
|  | December 31, 2007 | December 31, 2006 | Increase/ (Decrease) |
|  | (in thousands) | | |
| Net sales | $1,173,326 | $1,106,681 | $66,645 |
| Costs and expenses: | | | |
| Depreciation | 51,325 | 54,290 | (2,965) |
| Materials, labor and other operating expenses | 1,033,099 | 977,901 | 55,198 |
| Selling, general and administrative expenses | 36,127 | 36,280 | (153) |
|  | 1,120,551 | 1,068,471 | 52,080 |
| Income from Canadian lumber settlement | — | 8,476 | (8,476) |
| Earnings before interest and income taxes | 52,775 | 46,686 | 6,089 |
| Interest expense | 13,000 | 13,000 | — |
| Earnings before income taxes | 39,775 | 33,686 | 6,089 |
| Income tax provision | 14,209 | 12,561 | 1,648 |
| Net earnings | $ 25,566 | $ 21,125 | $ 4,441 |
| Other comprehensive loss, net of tax | (1,374) | — | (1,374) |
| Comprehensive income | $ 24,192 | $ 21,125 | $ 3,067 |

*Net sales*—Total net sales increased $66.6 million, or 6%, in 2007 over 2006, primarily due to a 9% increase in pulp and paperboard net sales, a 2% increase in consumer products net sales and a 6% increase in lumber net sales. As discussed in detail below under "Discussion of Business Segments," the increase in net sales was driven by higher selling prices of our pulp and paperboard and consumer products, increased pulp and paperboard shipment volumes and stronger sales of cedar lumber products.

*Depreciation*—Depreciation expense decreased $3.0 million, or 5%, in 2007 from 2006, primarily due to decreased depreciation expense for the pulp and paperboard segment as a result of certain assets becoming fully depreciated.

*Materials, labor and other operating expenses*—Materials, labor and other operating expenses were 88% of net sales for both years ended December 31, 2007 and 2006. The increase of $55.2 million, or 6%, in 2007 over 2006 was primarily due to increased pulp and paperboard and consumer products segment expenses of 6% and 4%, respectively. As discussed below, the increase in pulp and paperboard expenses was primarily driven by increased wood fiber costs and the increased consumer products expenses were largely due to increased pulp costs.

*Selling, general and administrative expenses*—Selling, general and administrative expenses decreased $0.2 million in 2007 from 2006.

*Income from Canadian lumber settlement*—We received $8.5 million in the fourth quarter of 2006 in connection with the negotiated settlement of the softwood lumber trade dispute between the United States and Canada. The $8.5 million represented our portion of the $39.3 million settlement Potlatch Corporation received, which represented Potlatch's total pro rata share of $500 million that was distributed to members of the Coalition for Fair Lumber Imports, of which Potlatch is a member.

*Interest expense*—Interest expense on the note payable to Parent was $13.0 million in both 2007 and 2006.

*Income tax provision*—Our income tax provision increased $1.6 million, or 13%, in 2007 over 2006, primarily due to increased earnings. The effective tax rate was 35.7% for 2007 and 37.3% for 2006.

*Other comprehensive loss, net of tax*—We recorded other comprehensive loss, net of tax, of $1.4 million for 2007. See discussion above in the section entitled, "Components of Net Sales and Expenses—Other comprehensive income, net of tax."

## Discussion of Business Segments

|  | Years ended December 31, | |
|  | 2007 | 2006 |
|  | (dollars in thousands) | |
| Segment net sales: | | |
| Pulp and paperboard: | | |
| Paperboard | $ 567,798 | $ 535,796 |
| Pulp | 101,754 | 77,291 |
| Other | 1,070 | 1,113 |
|  | 670,622 | 614,200 |
| Consumer products | 444,721 | 436,911 |
| Lumber | 121,652 | 114,106 |
| Total segment net sales, before eliminations | $1,236,995 | $1,165,217 |
| Operating income: | | |
| Pulp and paperboard | $ 45,282 | $ 26,331 |
| Consumer products | 17,554 | 25,616 |
| Lumber | 1,691 | 6,331 |
| Total segment operating income, before corporate and eliminations | $ 64,527 | $ 58,278 |

Operating income for our pulp and paperboard segment increased $19.0 million, or 72%, in 2007 over 2006. Net sales for the segment increased $56.4 million, or 9%, in 2007 over 2006. Paperboard net sales increased $32.0 million, or 6%, in 2007 over 2006. Higher paperboard selling prices accounted for approximately $30.0 million of the net sales increase, while higher shipment volumes accounted for approximately $2.0 million of the increase. Pulp net sales increased $24.5 million, or 32%, in 2007 over 2006. Higher selling prices accounted for approximately $19.0 million of the net sales increase, while higher shipment volumes accounted for approximately $5.0 million of the increase. Expenses for the segment increased $37.5 million, or 6%, in 2007 over 2006. This increase was primarily due to approximately $38.0 million in higher wood fiber costs largely attributable to higher chip and sawdust prices for our Idaho pulp and paperboard operation in 2007 as compared to 2006. The high chip and sawdust prices were primarily the result of reduced supply due to the closure of a number of sawmills located in the Western United States.

Operating income for our consumer products segment decreased $8.1 million, or 31%, in 2007 from 2006. Net sales for the segment increased $7.8 million, or 2%, in 2007 over 2006, primarily due to approximately $23.0 million in higher selling prices, partially offset by a decrease of approximately $15.0 million related to decreased shipments. The higher net sales for 2007 were due to increased sales of premium and ultra quality tissue products, partially offset by significantly reduced sales of parent rolls. Segment expenses increased $15.9 million, or 4%, in 2007 over 2006. The increase was primarily the result of increases in pulp costs of approximately $20.0 million, employee wages and benefits of approximately $3.0 million, energy costs of approximately $2.0 million and packaging costs of approximately $2.0 million. The increase was partially offset by lower shipment volumes that decreased expenses by approximately $16.0 million.

The lumber segment reported a decrease in operating income of $4.6 million, or 73%, in 2007 from 2006, which included $8.5 million of income associated with the negotiated settlement of the Canadian softwood lumber agreement. Net sales for the segment increased $7.5 million, or 7%, in 2007 over 2006, primarily due to stronger sales of our cedar lumber products in 2007. Expenses for the segment increased $12.2 million, or 11%, in 2007 over 2006, largely due to higher log costs and costs associated with increased sales volumes.

**Year Ended December 31, 2006 Compared To Year Ended December 31, 2005**

The following table sets forth year-to-year changes in items included in our combined statements of operations and comprehensive income for the years ended December 31, 2006 and 2005.

|  | Years Ended | | |
| --- | --- | --- | --- |
|  | December 31, 2006 | December 31, 2005 | Increase/ (Decrease) |
|  | (in thousands) | | |
| Net sales | $1,106,681 | $983,034 | $123,647 |
| Costs and expenses: | | | |
| Depreciation | 54,290 | 54,854 | (564) |
| Materials, labor and other operating expenses | 977,901 | 894,852 | 83,049 |
| Selling, general and administrative expenses | 36,280 | 35,156 | 1,124 |
|  | 1,068,471 | 984,862 | 83,609 |
| Income from Canadian lumber settlement | 8,476 | — | 8,476 |
| Earnings (loss) before interest and income taxes | 46,686 | (1,828) | 48,514 |
| Interest expense | 13,000 | 12,590 | 410 |
| Earnings (loss) before income taxes | 33,686 | (14,418) | 48,104 |
| Income tax provision (benefit) | 12,561 | (5,965) | 18,526 |
| Net earnings (loss) | $ 21,125 | $ (8,453) | $ 29,578 |

*Net sales*—Total net sales increased $123.6 million, or 13%, in 2006 over 2005, primarily due to an 8% increase in pulp and paperboard net sales and a 19% increase in consumer products net sales. As discussed in detail below under "Discussion of Business Segments," the increase in net sales was driven primarily by higher selling prices of our pulp and paperboard and consumer products and an increase in pulp and paperboard shipment volumes.

*Depreciation*—Depreciation decreased $0.6 million, or 1%, in 2006 from 2005.

*Materials, labor and other operating expenses*—Materials, labor and other operating expenses were 88% and 91% of net sales for the years ended December 31, 2006 and 2005, respectively. These expenses increased $83.0 million, or 9%, in 2006 over 2005 primarily due to a 14% increase in consumer products segment expenses and higher pulp and paperboard expenses. As discussed below, the increase in expenses was related to higher sales volumes for all products and increased wood fiber and pulp costs.

*Selling, general and administrative expenses*—Selling, general and administrative expenses increased $1.1 million, or 3%, in 2006 over 2005, primarily due to higher compensation and consulting expenses, as well as bad debt expense associated with a bankrupt pulp and paperboard customer in 2006.

*Income from Canadian lumber settlement*—As previously discussed, we received $8.5 million in the fourth quarter of 2006 in connection with the negotiated settlement of the softwood lumber trade dispute between the United States and Canada.

*Interest expense*—Interest expense on the note payable to Parent increased to $13.0 million in 2006 compared to $12.6 million in 2005. The interest rate on the note payable increased slightly during October 2006.

*Income tax provision (benefit) for taxes*—We recorded an income tax provision of $12.6 million for the year ended December 31, 2006 compared to an income tax benefit of $6.0 million for the same period in 2005. The effective tax rate was 37.3% for 2006 compared to 41.4% in 2005. This change was driven primarily by the change from a loss before income taxes in 2005 to income before income taxes in 2006 and recognition of state tax credits in 2005.

## Discussion of Business Segments

|  | Years ended December 31, | |
|---|---|---|
|  | 2006 | 2005 |
|  | (dollars in thousands) | |
| Segment net sales: |  |  |
| Pulp and paperboard: |  |  |
| Paperboard | $ 535,796 | $ 500,624 |
| Pulp | 77,291 | 64,569 |
| Other | 1,113 | 922 |
|  | 614,200 | 566,115 |
| Consumer products | 436,911 | 368,432 |
| Lumber | 114,106 | 97,597 |
| Total segment net sales, before eliminations | $1,165,217 | $1,032,144 |
| Operating income (loss): |  |  |
| Pulp and paperboard | $ 26,331 | $ (274) |
| Consumer products | 25,616 | 7,455 |
| Lumber | 6,331 | (31) |
| Total segment operating income, before corporate and eliminations | $ 58,278 | $ 7,150 |

Operating income for the pulp and paperboard segment increased $26.6 million in 2006 over 2005. Segment net sales increased $48.1 million, or 8%, over 2005. Paperboard net sales increased $35.2 million, or 7%, in 2006 over 2005. Higher selling prices and increased sales volumes of approximately $23 million and $12 million, respectively, were responsible for the increased net sales. Pulp net sales increased $12.7 million, or 20%, in 2006 over 2005, primarily due to higher selling prices. Segment expenses increased $21.5 million, or 4%, in 2006 over 2005, primarily due to an increase of approximately $8.0 million in expenses related to higher sales volumes of paperboard, increased wood fiber costs of approximately $7.0 million and increased maintenance costs of approximately $6.0 million.

Operating income for the consumer products segment increased $18.2 million in 2006 over 2005. Segment net sales increased $68.5 million, or 19%, over 2005. Increased shipments accounted for approximately $42.0 million of the increased net sales, and higher net selling prices accounted for approximately $26.0 million of the increase. The increased sales volumes were primarily the result of our planned reduction in inventories in 2006, and higher selling prices in 2006 were attributable to a combination of price increases and sheet count reductions. Segment expenses increased $50.3 million, or 14%, in 2006 over 2005, primarily due to increased expenses related to increased sales volume of approximately $27.0 million, an increase of approximately $11.0 million in pulp costs and increases in both freight and packaging costs of approximately $4.0 million each.

Operating income for the lumber segment increased $6.4 million in 2006 over 2005, primarily due to the $8.5 million received in 2006 in connection with the Canadian softwood lumber agreement. Net sales for the segment increased $16.5 million, or 17%, in 2006 over 2005, primarily due to increased lumber sales volumes and strong sales of cedar lumber in 2006. Segment expenses increased $10.1 million, or 10%, in 2006 over 2005, primarily due to higher log costs and costs associated with increased sales volumes.

## Liquidity and Capital Resources

Our financial resources have historically been provided by Potlatch Corporation, which has managed cash and debt on a centralized basis. Cash receipts associated with our business have been transferred to Potlatch Corporation on a daily basis and Potlatch Corporation has funded our cash disbursements. These net transfers are reflected in parent's equity in our combined financial statements.

### Three years ended December 31, 2007, 2006 and 2005

The following table presents information regarding our cash flows for the years ended December 31, 2007, 2006, and 2005.

| **Cash Flows Summary** | **Years ended December 31,** | | |
|---|---|---|---|
| | **2007** | **2006** | **2005** |
| | **(dollars in thousands)** | | |
| Net cash provided by operations | $108,668 | $ 96,171 | $ 38,281 |
| Net cash used for investing | (20,499) | (27,447) | (43,356) |
| Net cash (used for) provided by financing | (88,330) | (68,687) | 5,119 |
| Change in cash | (161) | 37 | 44 |
| Balance at beginning of period | 170 | 133 | 89 |
| Balance at end of period | $        9 | $      170 | $      133 |

Net cash provided by operating activities in 2007 totaled $108.7 million, compared with $96.2 million in 2006 and $38.3 million in 2005. The favorable 2007 to 2006 comparison was primarily due to a larger amount of cash provided from working capital changes in 2007 and increased earnings in 2007. The increase in net cash provided by operating activities in 2006 over 2005 was primarily due to increased earnings in 2006, combined with a larger amount of cash provided by working capital changes in 2006 compared to 2005.

Working capital totaled $128.7 million at December 31, 2007, compared to $167.2 million at December 31, 2006. The significant changes in the components of working capital were as follows:

- Receivables decreased $18.8 million due primarily to decreases in trade receivables associated with the pulp and paperboard segment.

- Accounts payable and accrued liabilities increased $25.2 million due largely to increases in income taxes payable, trade accounts payable, and other payables related to wages and benefits, utilities, freight, and discounts and allowances in all of our business segments.

Working capital totaled $167.2 million at December 31, 2006, compared to $186.8 million at December 31, 2005. The significant changes in the components of working capital were as follows:

- Inventories decreased $32.7 million primarily due to decreases in tissue and paperboard inventories. Tissue inventories decreased largely as a result of our planned reduction in inventories for the consumer products segment in 2006. The lower paperboard inventories were primarily due to a reduction in inventories at our Idaho paperboard facility.

- Receivables increased $20.9 million due primarily to increases in trade receivables associated with the planned reductions in inventories at both the pulp and paperboard and consumer products segments.

- Accounts payable and accrued liabilities increased $11.6 million due largely to increases in accrued taxes payable and the current portion of our OPEB obligation due to the adoption of FASB Statement No. 158 discussed further in note 6 in the accompanying combined annual financial statements.

Net cash used for investing activities was $20.5 million in 2007, $27.4 million in 2006 and $43.4 million in 2005. Capital expenditures decreased $7.0 million in 2007 from 2006, and $15.9 million in 2006 from 2005. Capital expenditures were higher in 2005 primarily due to $6.9 million in additional equipment and installation costs associated with our tissue converting facility in Illinois and $6.1 million for the replacement of dry kilns at our lumber facility.

Net cash used for financing activities was $88.3 million in 2007 and $68.7 million in 2006, and net cash provided by financing activities was $5.1 million in 2005. Cash used for and provided by financing activities in all periods primarily consisted of net payments to and from Potlatch Corporation in accordance with Potlatch Corporation's centralized approach to cash management.

**Nine Months ended September 30, 2008 and 2007**

The following table presents information regarding our cash flows for the nine months ended September 30, 2008 and 2007:

|  | Nine Months Ended September 30, | |
|---|---|---|
|  | 2008 | 2007 |
|  | (dollar in thousands) | |
| Net cash provided by operations | $ 42,924 | $ 79,282 |
| Net cash used for investing | (15,698) | (14,629) |
| Net cash used for financing | (27,226) | (64,813) |
| Change in cash | — | (160) |
| Balance at beginning of period | 9 | 170 |
| Balance at end of period | $ 9 | $ 10 |

Net cash provided by operating activities for the first nine months of 2008 totaled $42.9 million, compared to $79.3 million for the same period in 2007. The decrease was largely due to a lower amount of cash provided from working capital changes in the first nine months of 2008 compared to the same period in 2007 and lower earnings in 2008.

Working capital totaled $121.5 million at September 30, 2008, compared to $136.2 million at September 30, 2007. This change was primarily the result of increased payables for the pulp and paperboard segment related to major maintenance work performed in September 2008.

For the nine months ended September 30, 2008, net cash used for investing activities was $15.7 million, compared to $14.6 million for the same period in 2007, due to capital expenditures in both periods.

Net cash used for financing activities totaled $27.2 million for the first nine months of 2008, compared to $64.8 million in the first nine months of 2007. These amounts are primarily related to net payments to Potlatch Corporation in accordance with Potlatch Corporation's centralized approach to cash management.

Capital expenditures for the nine months ended September 30, 2008 were $15.7 million. We expect to spend the remainder of our estimated 2008 capital spending of $20.0 million primarily on various discretionary projects for our pulp and paperboard and consumer products segments, as well as various routine general replacement projects for each of our segments.

### Deferred Tax Liability

As of December 31, 2007, we had a deferred tax liability of approximately $111.6 million with respect to the difference between the book and tax basis of our fixed assets. It is anticipated that this liability will become a current tax liability beginning in 2009 at the rate of approximately $10 million per year. In addition, we have other less significant deferred tax balances relating to temporary differences that will impact current taxes payable in future periods.

### Debt Arrangements

Our retained obligation agreement with Potlatch Corporation will reflect our agreement with Potlatch Corporation to pay the principal and interest due on the $100,000,000 principal amount credit sensitive debentures previously issued by an affiliate of Potlatch Corporation, which comprise a portion of the REIT Conversion Indebtedness. We will be obligated to make an interest payment to the holders of the debentures on June 1, 2009 and to pay $100 million of principal plus accrued interest on December 1, 2009 to the holders of the debentures.

The amount of interest due on the debentures is based upon the lower of Potlatch Corporation's credit ratings applicable to the debentures as established by S&P or Moody's. The following table denotes the interest rate applicable based on various credit ratings:

| Ratings | | |
|---|---|---|
| Moody's | S&P | Applicable Rate(%) |
| Aaa | AAA | 8.825 |
| Aa1 – Aa3 | AA+ – AA- | 8.925 |
| A1 – Baa2 | A+ – BBB | 9.125 |
| Baa3 | BBB- | 9.425 |
| Ba1 | BB+ | 12.500 |
| Ba2 | BB | 13.000 |
| Ba3 | BB- | 13.500 |
| B1 or lower | B+ or lower | 14.000 |

Potlatch Corporation's current credit ratings are BB from S&P and Ba1 from Moody's and accordingly the interest rate currently applicable to the debentures is 13.0% per year. In the event Potlatch Corporation's credit rating declines and the interest rate applicable to the debentures increases, we will be required to pay interest on the debentures at the then applicable rate, which could be as high as 14.0% per year.

Under the retained obligation agreement, we will be obligated to use commercially reasonable efforts to issue, as soon as reasonably practical, debt or equity securities, or to borrow money from one or more financial institutions or other lenders, on terms reasonably acceptable to us, in an aggregate amount sufficient to pay all amounts owing under the debentures. Concurrently with our receipt of cash proceeds from any disposition of assets equal to or in excess of $50 million, or any equity issuance or debt incurrence other than cash proceeds from our expected $125 million revolving credit facility, we will be obligated to apply the proceeds to the remaining payment obligations on the debentures. If the cash proceeds from any equity issuance, debt incurrence or disposition are insufficient to satisfy all of the payment obligations on the debentures, we will be obligated to transfer the cash proceeds into an escrow account in which Potlatch Corporation will have a first priority security interest. However, we will not be required to draw from our revolving credit facility to satisfy our obligations under the retained obligation agreement.

In the event we are unable to timely pay, and Potlatch Corporation thereafter pays any principal or interest due under the debentures, we will be deemed to have received a loan from Potlatch Corporation in the amount of the shortfall and we will be obligated to issue a promissory note to Potlatch Corporation equal to that amount. All amounts owing under any promissory note issued by us to Potlatch Corporation will be due and payable on December 1, 2011. Any promissory note, to the extent issued in connection with our failure to timely make an interest payment on the debentures, will initially accrue interest at a rate per annum equal to the rate of interest applicable to the debentures at the time the note is issued or at maturity of the debentures, plus one percent and after December 1, 2010 until December 1, 2011, the rate of interest applicable to the debentures immediately prior to their maturity plus two percent. In the event we issue a promissory note to Potlatch Corporation, we will be obligated to use commercially reasonable efforts prior to the maturity date to issue, as soon as reasonably practical, debt or equity securities or to borrow money, on terms reasonably acceptable to us, in an aggregate amount sufficient to prepay all amounts owing under the promissory note. As security for any promissory note issued by us to Potlatch Corporation, we will grant Potlatch Corporation a security interest in our real property, fixtures and equipment at our Arkansas pulp and paperboard facility.

The retained obligation agreement will contain covenants that limit or restrict our ability to:

- create, assume or incur liens on our assets;

- enter into sale-leaseback arrangements;

- sell or transfer any assets with an aggregate value in excess of $10,000,000 that may be collateral for our obligations under any promissory note, without the prior written consent of Potlatch Corporation;

- consolidate with or merge with another entity; and

- transfer our properties and assets to another entity.

**Credit Arrangements**

We expect to enter into a $125 million revolving credit facility with certain financial institutions effective prior to the time of the spin-off upon which we will draw $50 million to be transferred to NewCo and the remainder of which will be used as necessary to finance our working capital requirements and for general corporate purposes. The amount available to us under the revolving credit facility will be, subject to certain reserves, based on 85% of our eligible accounts receivable and 65% of our eligible inventory, which, based on an analysis performed on behalf of our lenders as of July 31, 2008, would have permitted us to draw on approximately $122.5 million.

We expect that our primary liquidity requirements will be for debt service under the retained obligation agreement and the credit facility, capital expenditures, payments of dividends, if any, our deferred tax liability and working capital.

We expect that our obligations under the revolving credit facility will be secured by our accounts receivable and inventory. We expect the credit facility agreement to contain various provisions that limit our discretion in the operation of our business by restricting our ability to, among other things:

- pay dividends or repurchase equity interests from our stockholders.

- create, incur or guarantee certain debt;
- incur liens on certain properties;
- make capital expenditures in amounts in excess of those permitted under the revolving credit agreement;
- enter into certain affiliate transactions;
- modify the retained obligation agreement without the consent of our lenders;
- enter into certain hedging arrangements; and
- consolidate with or merge with another entity.

Upon consummation of the borrowing transactions described above, we will be significantly leveraged and will be required to apply a significant amount of cash to service our debt obligations. On a pro forma basis, as of September 30, 2008, we would have had approximately $150 million of aggregate indebtedness and up to $75 million of additional borrowing capacity depending on the amount of our eligible accounts receivable and inventory. We expect to periodically draw upon our revolving credit facility to meet cash requirements depending on cash flows from operations.

Following the spin-off, we expect our credit ratings to be lower than the current ratings of Potlatch Corporation. This difference will affect the interest rates at which we may borrow funds, as well as the amounts of indebtedness that will be available to us.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future, which will be subject to the successful operation of our business, as well as general economic, competitive and other factors outside of our control. Based on our current level of operations, we believe that our cash flow from operations and available borrowings under the revolving credit facility will be sufficient to meet our future cash needs for the next 12 months.

We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the revolving credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we make substantial capital expenditures or consummate an acquisition, our debt service requirements could increase. We may be required to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

**Contractual Obligations**

The following table summarizes our contractual obligations as of December 31, 2007. Portions of the amounts shown are reflected in the combined financial statements and accompanying notes, as required by generally accepted accounting principles. See the footnotes following the table for information regarding the amounts presented and for references to relevant combined financial statement notes that include a detailed discussion of the item. The following table does not include contractual obligations to which we will be subject following the spin-off, such as under our supply and transition services agreements and any borrowings from our expected $125 million revolving credit facility. We have included below under the heading "Pro Forma Contractual Obligations" a table including those obligations on a pro forma basis as of December 31, 2007.

| | PAYMENTS DUE BY PERIOD | | | | |
| --- | --- | --- | --- | --- | --- |
| | TOTAL | Within 1 YEAR | 1-3 YEARS | 3-5 YEARS | More than 5 YEARS |
| | | | (in thousands) | | |
| Note payable to Parent (1) | $100,000 | $ — | $100,000 | $ — | $ — |
| Interest on note payable to Parent (1) | 26,000 | 13,000 | 13,000 | — | — |
| Operating leases (2) | 49,239 | 10,244 | 12,124 | 8,904 | 17,967 |
| Purchase obligations (3) | 61,015 | 51,225 | 6,601 | 2,948 | 241 |
| Other obligations (4) | 217,346 | 86,010 | 19,708 | 20,875 | 90,753 |
| Total | $453,600 | $160,479 | $151,433 | $32,727 | $108,961 |

(1) See Note 10, "Note Payable to Parent," in the notes to combined financial statements.
(2) See Note 8, "Commitments and Contingencies," in the notes to combined financial statements.
(3) Purchase obligations consist primarily of accounts payable, the purchase of raw materials (primarily pulp), contracts for outside chipping, and contracts with natural gas and electricity providers.
(4) Included in other obligations are payments on postretirement employee benefit plans. Payments are based on expected future benefit payments as disclosed in Note 7, "Savings, Pension and Other Postretirement Employee Benefit Plans."

## Pro Forma Contractual Obligations

The following table presents our contractual obligations on a pro forma basis as of December 31, 2007 after giving effect to the spin-off and related transactions.

| | PRO FORMA PAYMENTS DUE BY PERIOD* | | | | |
| --- | --- | --- | --- | --- | --- |
| | TOTAL | Within 1 YEAR | 1-3 YEARS | 3-5 YEARS | More than 5 YEARS |
| | | | (in thousands) | | |
| Notes payable (1) | $100,000 | $   — | $100,000 | $   — | $   — |
| Interest on note payable to Parent (1) | 26,000 | 13,000 | 13,000 | — | — |
| Supply and Transition Services agreements (2) | 180,317 | 58,151 | 107,948 | 13,851 | 367 |
| Operating leases | 50,055 | 10,448 | 12,328 | 9,312 | 17,967 |
| Purchase obligations | 61,015 | 51,225 | 6,601 | 2,948 | 241 |
| Other obligations | 217,346 | 86,010 | 19,708 | 20,875 | 90,753 |
| Total | $634,733 | $218,834 | $259,585 | $46,986 | $109,328 |

(1) See Note 10, "Note Payable to Parent," in the notes to combined financial statements.
(2) Amounts are included for the Lumber Sales and Marketing, Lease and Option, Log Supply, Hog Fuel Supply, St. Maries Residuals Sales and Transition Services agreements. Amounts shown in the table for these agreements use applicable market prices from September 2008 where fixed prices are not contained in the agreements. For purposes of the amounts shown in the table, we have assumed that each of these agreements will expire at the end of their initial term and will not be renewed by the parties.
* Does not include the anticipated draw of $50 million from our $125 million revolving credit facility and the transfer of such amount to NewCo. Also, interest on the revolving credit facility is not included in the table because final interest rates have not been determined.

## Quantitative and Qualitative Disclosures about Market Risk

To the extent we have borrowings outstanding under our anticipated $125 million revolving credit facility, we will be subject to interest rate fluctuation risk.

All of our non-U.S. sales are denominated in U.S. dollars and accordingly we are not subject to currency exchange risks associated with the receipt of payments in foreign currencies.

## Off-Balance Sheet Arrangements

We currently are not a party to off-balance sheet arrangements that would require disclosure under this section.

## Environmental

We are subject to rigorous federal and state environmental regulations. For a discussion of these regulations and their impact on our business, see "Business—Environmental."

## BUSINESS

### Industry Overview

We participate in the paperboard, consumer products, market pulp and lumber products industries.

#### Pulp and Paperboard

Our pulp and paperboard business competes in the solid bleached sulfate, or SBS, segment of the paperboard industry. SBS is a premium paperboard grade that is most frequently used to produce folding cartons, liquid packaging, cups and plates, and commercial printing items. SBS is used to make these products because it is manufactured using virgin fiber produced in a kraft bleaching process, which results in superior stiffness and cleanliness. SBS is often coated with a clay surface, which in many cases provides superior surface printing qualities. SBS can also be coated with a plastic film to provide a moisture barrier for some uses.

According to RISI, Inc., or RISI, a research firm and information provider for the paper and forest products industry, approximately six million tons of SBS were manufactured in 2007 in the United States. The following chart shows, on a percentage basis, the end products produced from this six million tons of SBS that were converted in 2007:



*Folding cartons segment.* Folding carton end uses consumed nearly 42% of domestic SBS production, making it the largest portion of the SBS segment of the paperboard industry. Within the folding carton segment there are varying qualities of SBS. The high end of the folding carton category in general requires a premium print surface and includes uses such as packaging for pharmaceuticals, cosmetics, DVDs and CDs, and other premium retail goods. On the lower end of the quality spectrum, SBS is used in the packaging of commodity frozen foods, beverages, and baked goods.

Demand for SBS in the folding carton segment in the United States is primarily driven by industrial production of processed foods, particularly wet and frozen foods, as containers for these products account for the biggest source of consumption. Additionally, due to its extensive use in packaging pharmaceuticals, cosmetics, and media goods, demand is also linked to growth in those segments and in the global economy. According to RISI, folding carton segment demand is expected to grow by 1.3% annually in the United States through 2012.

*Liquid Packaging and Cup Segment.* The liquid packaging segment accounted for approximately 19% of SBS production in the United States in 2007, or approximately 1.2 million tons. SBS liquid packaging is primarily used in the United States for the packaging of juices. In Japan and other Asian countries, SBS liquid packaging is primarily used for the packaging of milk, juice and other liquid items.

The cup segment of the market consists primarily of cold and hot drink cups and is largely characterized by highly commoditized, lower margin uses that place less emphasis on printability or brightness. Since this segment is mostly commoditized, it tends to attract producers employing a high-volume, low-margin strategy. While we serve demand in this commodity cup segment, we are particularly focused on the high-end portion of the segment that demands good printability.

*Commercial Printing Segment.* Approximately 750,000 tons of SBS were used for commercial printing applications in the United States in 2007, or approximately 12% of SBS production. Commercial printing applications use light-weight bleached bristols, which are used to produce postcards, signage, sales literature, and cover stock for publications such as annual reports, among other things. The customers in this segment are accustomed to high-quality paper grades, which possess superior printability and brightness compared to most paperboard grades. Consequently, the commercial printing segment is characterized by the most demanding specifications for customized paperboard surface quality and printability. As a result of the heightened emphasis on superior quality and performance, the pricing opportunities generally are more attractive than those found in other paperboard grades.

*Market Pulp.* Nearly 70% of the pulp manufactured worldwide is integrated with paper and paperboard production, usually at the same mill, according to RISI. In those cases where a paper mill does not produce its own pulp, it must purchase it on the open market. Market pulp is defined as pulp produced for sale to these customers and it excludes tonnage consumed by the producing mill or shipped to any of its affiliated mills within the same country. Demand for bleached chemical market pulp, or BCP, totaled 45.9 million tons in 2007, an increase of 1.4 million tons or 3.1% over 2006. BCP demand has grown by an average of 3.5% each year during the period from 1986 to 2006, according to RISI's estimates of the top 19 pulp producing countries.

Market pulp is divided into two basic groups: paper grade pulps and dissolving or special alpha pulps. Chemical processes, mainly the sulfate, or kraft, process, produce most of the paper grade market pulps. Chemical paper-grade pulp can be further divided according to pulping process, basic wood type, producing region, brightness level and various types of bleaching. Northern Bleached Softwood Kraft pulp is one of the most important and widely used grades of chemical paper-grade pulp produced in North America, and producers in recent years have emphasized the grade's premium traits, which are ideal for thin coated paper. Softwood pulp demand grew by 0.9% during 2007, equivalent to 193,000 tons of demand growth.

### Consumer Products

Our consumer products business competes in the consumer segment of the U.S. tissue market, in which 7.4 million tons of tissue were produced in 2007, according to RISI. The U.S. tissue market is generally divided into two segments:

- the at-home or consumer segment, representing 68% of the U.S. tissue market, and

- the away-from-home segment, representing 32% of the U.S. tissue market.

In 2007, the United States at-home tissue segment consisted of the following products:



Each category of products is further distinguished according to quality classifications: ultra, premium, value and economy. As a result of process improvements and consumer demand, the majority of at-home tissue sold in the United States has shifted from value and economy quality to premium or ultra quality.

At-home tissue producers are comprised of companies that manufacture branded and private label tissue products. Branded tissue suppliers manufacture, market and sell tissue products under their own nationally branded labels. Private label tissue producers sell tissue products to retailers who in turn sell the tissue to consumers as the retailers' private label brand. Some manufacturers sell both branded and private label tissue products.

In the United States, at-home tissue is primarily sold through grocery stores, mass merchants, warehouse clubs, drug stores and dollar stores. The following chart shows the percentage of consumer tissue sold in the United States through mid-year 2007 through retail distribution channels, according to Information Resources, Inc.:



**U.S. Retail Consumer Channels**
**52 weeks ending 6/24/07**

Tissue is one of the strongest segments of the paper and forest products industry due to its steady demand growth and the absence of severe supply imbalances that occur in a number of other paper segments. In addition to economic and demographic drivers, tissue demand is affected by product innovations and shifts in distribution channels.

### Lumber Products

Our lumber products business competes in the U.S. softwood lumber market, which includes cedar and dimensional framing lumber products. Dimensional framing lumber is a commodity product produced for the construction market. One of the primary end uses for cedar products are homes in resort areas or second home markets. The current downturn in the North American housing market has significantly reduced demand for lumber products.

## Business Overview

Our business is comprised of two primary businesses, our pulp and paperboard business and our consumer products business. We also manufacture and market lumber products, including dimensional framing lumber and appearance grade cedar lumber products.

### Pulp and Paperboard

Our pulp and paperboard business manufactures and markets bleached paperboard for the high-end segment of the packaging industry and is a leading producer of SBS in the United States. Our pulp and paperboard business operates two facilities, one in Idaho and one in Arkansas. Our pulp and paperboard business also produces bleached softwood market pulp, which is used as the basis for many paper products, and slush pulp, which it supplies to our consumer products business. In 2007, our pulp and paperboard segment had net sales of $670.6 million, of which $567.8 million, or 85%, was derived from sales of our paperboard products, approximately $46.0 million, or 7%, was derived from the sale to third parties of pulp produced at our facilities, and approximately $55.8 million, or 8%, was derived from internal pulp sales to our consumer products segment. In 2007, approximately 20% of segment net sales were generated from sales to international customers, mainly located in Japan, China, Taiwan and the Netherlands.

Over the past five years, the most significant change in our pulp and paperboard business has been the growth in our commercial print sales. Customer demand for commercial print applications such as signage, folders, direct mail marketing pieces and postcards has increased significantly during this period. We made improvements to our manufacturing equipment at our Arkansas and Idaho mills to improve sheet surface quality and have focused our marketing and selling efforts on this market segment.

Our bleached paperboard is converted by our customers into a variety of end products, including packaging for liquids, food products, pharmaceuticals, toiletries, paper cups and plates, blister packaging and other consumable goods. We also manufacture lightweight bleached bristols. The chart below illustrates the percentage of products produced by our pulp and paperboard business in 2007:



Folding cartons used in pharmaceuticals, cosmetics and blister and skin packaging, as well as those that incorporate foil and holographic lamination, accounted for approximately 30% of our total paperboard sales in 2007, or approximately 279,000 tons. We focus on high-end folding carton applications where the heightened focus on product quality provides for differentiation among suppliers, resulting in margins that are more attractive than in lower grade packaging.

Our liquid carton paperboard is known for its cleanliness and printability, and is engineered for long-lived performance due to its three-ply, 100% softwood construction, and optional polyethylene coating. Our reputation for producing liquid packaging meeting the most demanding standards for paperboard quality and cleanliness has resulted in a meaningful presence in Japan, where consumer tendencies to associate blemish-free, vibrant packaging with the cleanliness, quality, and freshness of the liquids contained inside are pronounced.

We also sell paperboard for use in cup and plate products. A majority of our sales in this area are to the standard cup and plate segment of the market, but we also provide paperboard to high-end food manufacturers, such as those who make premium ice cream. We also sell limited quantities of plate quality SBS.

In 2007, approximately 14% of net sales in our pulp and paperboard segment was for commercial printing applications. The commercial print market requires a premium print surface consistent with the demands of high end folding carton converters. Further, a supplier must be able to deliver small volumes, often within 24 hours. We have achieved growth in this market through investing in improvements in print surface quality at both our paperboard mills and by focusing sales and marketing efforts on printers and regional paper merchants. In addition, in 2006 we also expanded our product lines to the lighter weights desired by the commercial print segments and added a coated two-side offering, branded as Ancora.

At our Lewiston, Idaho facility we produce and sell bleached softwood market pulp, both for internal use as well to external customers. In 2007, 57% of our pulp sales were comprised of internal sales to our consumer products business and the remaining 43% represented pulp sales to external customers, with the majority of these external sales shipped to customers in Asia.

The seven percent figure reflected in the chart for "other" sales reflects down-grade and off-grade pulp and paperboard products sold to brokers.

### Consumer Products

Our consumer products business is a leading producer of private label tissue products sold in grocery stores in the United States. In 2007, we produced approximately 55% of the total private label tissue products sold in grocery stores in the United States.

We manufacture our tissue with three paper machines at our facility in Idaho, as well as one machine at our facility in Las Vegas, Nevada. The tissue is then converted into packaged tissue products at our three converting facilities in Idaho, Nevada, and Illinois. In 2007, our consumer products division had net sales of $444.7 million.

In 2007, we produced and sold the following product mix:



Our conventional paper machines located at our facility in Idaho produce ultra and premium products. However, these paper machines cannot produce a high-end ultra household towel. In 2004, to meet this demand we invested in a new through-air-dried, or TAD, paper machine at our Las Vegas facility. Since TAD machine production commenced, our ultra household towel sales have steadily grown, from approximately 1,000,000 cases in 2004 to over 4,000,000 cases of two-ply TAD products in 2007.

### Lumber Products

We produce dimensional framing lumber and specialty appearance grade cedar products. Our lumber products business also supplies wood chips, sawdust and bark, or hog fuel, biomass to our pulp and paperboard segment. In 2007, our lumber products business had net sales of $121.7 million with production of approximately 200 million board feet.

We sell lumber through a variety of channels. Dimensional framing lumber sales are made through a diverse set of distribution channels, including distributors, professional dealers, and office wholesalers. Substantially all of our cedar lumber sales are through distributors.

## Company Strengths

*High-quality, premium products*. Over the last several years, we have focused on high-quality paperboard and consumer tissue products.

- Pulp and Paperboard: We produce paperboard with smooth printing surfaces, superior brightness and cleanliness, excellent strength and forming ability, and diverse ranges of thickness.

  - In recent years, we have enhanced our sheet quality for our folding carton, commercial print, cupstock and liquid packaging grades. We have also introduced blister packaging and coated two-side grades to expand our high-quality product offerings.

  - Our liquid carton packaging board is known for its cleanliness and printability, and is engineered for long-lived performance due to its three-ply, 100% softwood construction, and optional polyethylene coating.

  - Our pulp and paperboard business shipped over 48,000 tons of liquid packaging paperboard to the highly demanding Japanese market in 2007. In Japan, blemish-free paperboard devoid of any contaminants or residue is a fundamental requirement in the liquid packaging segment. This is due to the consumer's tendency to associate blemish-free, vibrant packaging with the cleanliness and freshness of the liquids contained inside.

- Consumer Products: We produce high-quality private label consumer tissue products.

  - We are committed to maintaining a high-quality level for our products that matches the quality of the leading national brands. We utilize independent companies to routinely test our product quality. Tests including bi-weekly tracking, central location testing, in-home consumer testing and qualitative focus groups.

  - We believe that we are the only U.S. consumer tissue manufacturer that produces solely private label tissue products. Most U.S. tissue producers manufacture both private label and branded products. Branded producers generally manufacture their private label products a quality grade or two below their branded products so as not to impair sales of the branded products. Because we do not produce branded tissue products, we are able to offer products that match the quality of the branded products at lower prices.

*Long-standing customer relationships with focus on premium quality and service.*

- Pulp and Paperboard:

  - We have long-standing customer relationships with our paperboard customers. Our top 10 customers accounted for approximately 50% of our total paperboard shipments from each mill in each of the last four years, and although most of our contracts are annual agreements that can be terminated without penalty, our relationships extend over many years with our top 10 customers.

  - We do not produce paperboard end products, so we are not simultaneously a supplier of, and a competitor to, our customers. For example, of the five largest SBS producers in the United States, we are the only producer that does not also convert SBS into end products. We believe our position as a non-integrated supplier has resulted in a diverse group of loyal customers as they do not have to worry that in the event of decreased market availability of SBS, we will re-direct production to meet internal conversion requirements.

- Our Converting Solutions Team, comprised of seven full time experts with experience in the converting business, provides valuable consulting services to our customers. These services would be prohibitively expensive for most of our customers to develop and provide in-house. We also have a national network of 12 experienced and dedicated sales representatives who are geographically distributed to increase responsiveness to our customers. Our sales force is augmented by a toll-free help line staffed by ten customer service representatives capable of quoting price and delivery terms, thereby reducing turnaround times and increasing customer certainty.

- We have lengthy, established relationships with our Japanese customers, which greatly enhances our position in that segment. Since the Japanese market segment for liquid packaging is small relative to the overall global market segment, many of the large manufacturers who focus on large volume market segments and high-intensity manufacturing choose not to target this demanding market segment.

- Consumer Products:

  - In 2007, we produced approximately 55% of the total private label tissue products sold in grocery stores in the United States. We supply three national grocery chains' private label tissue products. We have strong long-term relationships with our grocery chain customers and believe we have successfully integrated ourselves within their strategic decision making processes. The average tenure of our top 10 consumer product customers in 2007 was over 20 years.

  - We deliver customer-focused business solutions by assisting in managing product assortment, category management, and pricing and promotion optimization. We also offer continuous replenishment and vendor managed inventory programs to many of our customers. In 2007, we maintained operational goals of 97% on-time shipments for our largest customers, and a 98% fill rate on all orders. In addition, our promotional programs focus on supporting the customer's brand and volume expectations.

***Well-maintained facilities with significant investments over the last several years.***

- Pulp and Paperboard:

  - Between 2000 and 2007, we spent approximately $123.0 million in capital expenditures at our pulp and paperboard business. Our Arkansas mill is the most recently-built SBS mill in North America, and from 2000 to 2007 it was updated and improved with a new headbox, a complete rebuild and expansion of its recovery boiler, a new coater, and additional drying capacity for the paper machine. At our Idaho mill, investments were made on the folding carton/commercial print paperboard machine, including installation of a new headbox, pocket vent system, profiling drying equipment, and a new coater between 2000 and 2007. In addition, a chip screening system was installed in 2007 in the wood handling area. These investments have increased paperboard production by approximately 22% between 2000 and 2007 at each mill.

- Consumer Products:

  - Between 2000 and 2007, we spent approximately $125.0 million in capital expenditures in our consumer products business. One of our most significant projects was the investment in the TAD equipment in our Nevada facility, which was completed in 2004. Our newest facility in Illinois began converting operations in 2004 and serves as point of access to customers in the Midwestern and Eastern United States.

*Attractive geographic positioning of our pulp and paperboard business.*

- Our pulp and paperboard mill in Idaho is one of only two SBS mills in the Western United States and the only Western U.S. SBS mill that produces a coated grade of SBS, which allows us to minimize transportation costs to Asia and compete on a cost-advantaged basis relative to our East Coast competitors. This advantage is particularly important in sales of liquid packaging SBS to Japan, and in sales of folding carton and commercial print to customers located on the West Coast of the United States.

- Our Arkansas mill is centrally located, complementing the Idaho mill in shipping to customers nationwide. The Arkansas mill supplies customers in the Midwest and East, which reduces the freight costs incurred in connection with shipments to those customers.

*Largely integrated pulp and tissue operations*.

Our consumer products business generally sources a significant amount of its pulp supply internally from our pulp and paperboard operations in Idaho. For example, in 2007 our tissue facilities sourced approximately 50%, or an estimated 120,000 tons, per year of their pulp supply internally. This relationship provides our consumer products business with a secure pulp supply and significant freight and drying cost savings. Our pulp and paperboard business benefits from this relationship with a steady demand source. Any excess pulp produced by our Idaho mill is sold in the open market.

*Strong lumber products capabilities*

Our lumber mill is capable of producing a variety of value-added specialty cedar products. Our strengths also include up-to-date technology and experienced mill management. We have a strong and focused customer base, where our top five dimension lumber customers accounted for 45% of dimensional framing lumber sales, and our top five cedar customers accounted for 49% of cedar sales in 2007.

**Company Strategies**

**Pulp and Paperboard**

*Leverage our leading market position*. As a leading supplier to the high-end segment of the North American packaging industry, we have strong industry insight and expertise, which we utilize to provide value-added services to our customers. We intend to further strengthen our position by increasing our sales to both existing and new customers of our pulp and paperboard businesses by using the depth of our customer relationships and the quality of our products.

*Increase annual production of commercial print paperboard.* Through our experienced sales force and in recognition that packaging and print market segments are merging, we have enhanced our position within the commercial print paperboard segment by providing paperboard to prospective customers for trial use on challenging printing jobs. Through these trials, we have established a meaningful foothold among a small but significant segment of this market where the emphasis is on product quality and customer service. By using existing capacity and additional capacity through productivity improvements, we intend to increase our annual production of paperboard manufactured for the higher margin commercial print paperboard market segment.

*Increase productivity and cost competitiveness of our pulp and paperboard business.* Our pulp and paperboard business is focused on long-term cash generation by carefully managing costs and investing strategically to improve operating performance. From 1999 to 2007, our pulp and paperboard business reduced labor costs by cutting headcount by approximately 20% while increasing production by approximately 22% during the period. In addition, as natural gas costs have increased over the past few years, our pulp and paperboard business has been able to cut energy costs by reducing natural gas use by 55% per ton of production. We intend to pursue additional cost reductions and productivity improvements for our pulp and paperboard business.

**Consumer Products**

*Penetrate new grocery accounts in the Midwest*. We are leveraging the location of our Illinois converting facility and our position as a leading supplier of private label tissue in the Western United States to expand our customer relationships in the Midwestern United States.

*Increase manufacturing capacity by adding a napkin line in our Illinois facility*. We are currently experiencing strong sales of our napkin products and expect these sales levels to grow. To address this demand, we are adding a new napkin line to our Illinois facility, which we are funding through our annual capital expenditure budget. We believe this additional line will eliminate our need to outsource production of these products, as well as reduce freight costs and increase sales.

*Establish Facilities on the East Coast*. Due to freight costs, it is typically uneconomical for us to service East Coast customers, or East Coast retail locations of our national customers, given the current geographical location of our tissue facilities. We are exploring options to open a manufacturing facility or multiple facilities on the East Coast, which we believe would allow us to service more retail outlets of our current customers and expand our customer base to include East Coast retailers and East Coast locations of our national customers. We expect that any new facility would be financed by our cash on hand, draws from our revolving credit facility, or a combination of the two.

**Products**

*Paperboard*

We market our bleached paperboard products under our Ancora and Candesce brands. Ancora is a coated two-sided product that features printer-specified shade and brightness balance without the use of optical brightening agents in a smooth sheet designed for excellent color reproduction. Ancora is ideal for high-profile brochures and mailers, point-of-purchase displays, presentation folders, luxury packaging and promotional materials requiring a consistent, premium print surface on both sides of the sheet. Candesce is the umbrella brand for our premium lines of folding carton and commercial print paperboard, carded packaging, cupstock, and liquid packaging board.

| Candesce Products | Typical Use | Features |
|---|---|---|
| Aseptic & Non-aseptic Packaging Board | Juices, milk and other beverages | • Designed for extended shelf life products and non-refrigerated aseptic applications<br><br>• 3-ply construction and fiber base that delivers excellent bending and folding characteristics |
| Carded Packaging Grades | Display rack packaging, single sales of small items such as cosmetics | • Premium print surface<br><br>• 100% fiber tear (sealing characteristic) |
| Coated One-Side Paperboard | Cosmetics packaging and commercial printing, foil and holographic lamination, cover stock and direct mail, pharmaceuticals, dry and frozen foods, candy and bakery boxes | • High end surface for pure color and crisp detail<br><br>• Engineered with strength and surface properties that support many converting processes, including folding, scoring, embossing, foil stamping, laminating, perforating, and die cutting |
| Coated Back Side | Trading and gaming cards, flash cards and postcards, retail store display signs, presentation folders, and book, notebook and tablet covers | • Dense sheet characteristics enabling rich primary print surface for complex graphics as well as solid print surface on the back side |
| Cupstock | Cold and hot cups, ice cream cups, yogurt and soup containers | • 100% softwood furnish enabling strength, forming and sealing characteristics |
| Gable Liquid Packaging Board | Milk, juice, sake, wine, tea, health drinks, specialty creams, salads, dry foods, candy, and plant food | • 3-ply, 100% softwood furnish<br><br>• Efficient sizing and sheet construction<br><br>• Wick resistant |
| **Ancora Product** | | |
| Ancora Coated Two Side | High profile brochures, presentation folders, direct mail, report covers, point-of-purchase displays, high-end advertising | • Balanced coated sheet surfaces<br><br>• Consistent color reproduction and excellent ink holdout |

### *Pulp*

We manufacture bleached softwood market pulp, which is used as the basis for many paper products, and slush pulp, which we supply to our consumer products business.

### *Consumer Products*

Our consumer products business produces and markets household private label consumer tissue products—household paper towels, napkins, and facial and bathroom tissue—that match the quality of branded products. We manufacture and sell a complete line of products in each category, focusing primarily on the ultra and premium quality products in each category. In household paper towels, we produce and sell high end TAD towels as well as premium and value towels. In napkins, we manufacture ultra two- and three-ply dinner napkins and also premium and value one-ply luncheon napkins. In bathroom tissue, the majority of our sales are high quality two-ply ultra and premium products. In the facial category, we sell an ultra lotion facial tissue as well as a complete line of premium products. In 2007, our consumer products business produced approximately 10.4 million cases of paper towels, 11.4 million cases of bath tissue, 2.3 million cases of napkins, and 1.7 million cases of facial tissue.

### *Lumber Products*

Our lumber products business produces dimensional framing lumber and appearance grade cedar products, including glued and profile lumber for building products end-users. Specifically, our cedar products include appearance grade boards, siding and trim. Our glued cedar process utilizes low grade cedar to produce finger jointed and edge glued boards and siding. Our dimensional lumber business includes two inch dimensional framing lumber, industrial timbers and railroad ties.

## Sales and Marketing

We utilize various methods for the sale and distribution of our paperboard and softwood pulp. The majority of our paperboard is sold to packaging converters domestically through sales offices located throughout the United States, while a growing percentage is channeled through distribution to commercial printers. The majority of our international paperboard sales are made in Japan, China, Taiwan, Australia and other Southeast Asian countries through sales agents. The majority of our softwood market pulp sales are made through agents. The recent decline in the U.S. dollar has opened up European markets.

We sell private label tissue products directly to retail distribution centers through our own sales force to grocery stores. We also utilize the services of market brokers.

Our lumber products are sold through a diverse set of distribution channels. Our dimensional framing lumber sales are made to distributors, professional dealers and wholesalers, as well as to a number of smaller buyers. The majority of dimensional framing sales are made to purchasers in the Western United States. Cedar sales are more concentrated, with nearly 89% of all sales made to distributors in 2007.

## Competition

Our pulp and paperboard business mainly competes based on product quality, customer service and price. We are a significant producer of bleached paperboard in the United States, where we compete with at least five other domestic pulp and paperboard producers. In 2007, we had approximately 13% of the available domestic bleached paperboard capacity. Our pulp and paperboard business primarily competes with International Paper, MeadWestvaco, Georgia Pacific and Rock-Tenn.

Our consumer products business primarily competes on the basis of product quality, service and price. Our consumer products business competes directly with several mid-sized companies and a group of smaller producers in the private label tissue market segment. Our consumer products business also competes with the large branded tissue products producers, such as Procter & Gamble, and producers who manufacture both branded and private-label products, such as Georgia-Pacific and Kimberly-Clark. We believe our consumer products business competes favorably as to quality and price with both private label and branded tissue product producers. In 2007, we produced approximately 55% of the total private label consumer products sold in grocery stores in the United States.

**The Processes Associated with Producing our Products**

*Paperboard*. In general, the process of making paperboard begins by chemically cooking wood chips and sawdust to make pulp. The pulp is bleached to provide a white, bright pulp used to produce paperboard grades, which are formed using our three paperboard machines. The various grades of paperboard may be coated with starch and clay, and are wound into rolls for shipment to customers for converting to final end uses. For liquid paperboard packaging, a polyethylene or plastic coating is applied by a separate operation to create a barrier that is water resistant and durable. In order to produce the steam necessary to cook the chips, dry the materials and produce electricity that we use at our facilities, we burn biomass residuals from the pulping process in a recovery boiler, as well as hog fuel biomass and natural gas in our power boilers. We recover and recycle cooking chemicals in recovery boilers and recausticizing plants.

*Pulp*. Bleached pulp that we sell as market pulp is dried and baled on a pulp drying machine, bypassing the paperboard machines.

*Tissue*. The process of making tissue starts with pulp made from wood chips. The pulp is mixed in a giant blending chest until it reaches a consistency of 96% water and 4% pulp. This mixture is sprayed onto a large rotating porous screen on the paper machine, where the sheet is formed. From this point the sheet travels through numerous pressure rolls to remove excess water and finally over a large heated drum to dry. The dry sheet is wound into parent rolls weighing several tons, which are placed into storage until the paper is converted. During the converting process, the parent rolls are placed on a converting line where the paper is rewound onto a smaller core for bathroom tissue or household towels, or folded for facial tissue or napkins. Once the product is rewound or folded it goes through a packaging or wrapping process and is placed in a shipping case. This case is placed in storage until it is shipped to the customer.

**Facilities**

*Idaho.* Our pulp and paperboard, consumer products and lumber products segments share an 880 acre site in Lewiston, Idaho owned by us.

Our pulp and paperboard business built a mill at the Idaho site in 1950, which underwent pulp and utilities rebuilds throughout the 1980s and early 1990s. The Idaho pulp and paperboard mill is currently capable of producing 545,000 tons of pulp and 430,000 tons of bleached paperboard. The mill has an extruder capable of processing 180,000 tons per year. An extruder coats paperboard with polyethylene, which provides the paperboard with liquid resistant qualities. Excess pulp produced at this mill is either transferred to our consumer products business in the form of slush pulp for use in the production of tissue products or is dried and sold as baled pulp on the open market.

Our consumer products business operates in Idaho with three dedicated conventional tissue machines capable of producing approximately 180,000 tons per year, and 17 converting lines and three slitters/printers producing 1.1 million cases per month. These machines operate 24 hours a day, 7 days a week. The Idaho consumer products facility has warehousing space for 475,000 cases of raw materials and parent rolls.

Our lumber segment built its Lewiston, Idaho mill in 1927, but the mill has undergone a series of rebuilds and other capital investment improvements in recent years, including a sawmill rebuild in 1987, a rebuild of the log merchandising area in 1993, stacker modifications in 1999 in-feed upgrades on the sharp chain in 2003 and a kiln replacement in 2005. Currently, the mill runs 75% dimensional framing and 25% cedar lumber. In 2007, this mill produced approximately 200 million board feet of lumber.

*Arkansas.* Our pulp and paperboard business constructed its mill in Arkansas in 1977, making it the newest SBS mill in North America. The mill, which is owned by us, includes one pulp line capable of producing 300,000 tons of slush pulp annually, one paperboard machine with annual capacity of 325,000 tons, and an extruder capable of processing 80,000 tons per year. Currently, only 30,000 of the 80,000 tons per year of extrusion capacity is being utilized. The facility was designed with a simple layout which requires limited capital expenditures to optimize production. In 2007, folding carton production amounted to 91% of all quality paperboard shipments from our Arkansas facility.

*Nevada*. Our consumer products business set up its Las Vegas, Nevada facility, which is owned by us, to service the Southwestern United States. The first phase of the Nevada facility was completed in 1994. The initial construction included the current converting facility and 100,000 square feet of finished goods storage. In 2004, the TAD paper machine began operation in Nevada. The machine is located in a separate building and is connected to the existing converting facility. The Nevada facility is a 24 hours a day, 7 days a week operation. In 2007, our Nevada facility acquired 25% of its pulp requirements for its TAD machine from our Idaho pulp mill and the remainder from third parties. Pulp is transferred from our pulp and paperboard business at market price less avoided costs.

The Nevada operation also has two warehouses with over 500,000 square feet of space for finished goods, raw materials and parent rolls. One of the warehouses, located directly south of the Nevada facility, is leased and provides rail access to the operation. The rail access is used for inbound pulp, corestock, parent rolls and cased product from our Idaho mill.

*Illinois.* Our consumer products business facility in Elwood, Illinois is leased, and it manufactures and distributes products primarily for customers in the Midwestern and Eastern United States. The facility was originally built in 2002 as a distribution center and became a converting facility in 2004 to meet market needs in the Midwest and to reduce freight costs. This facility has access to all forms of transportation. Like the other consumer product business facilities, the Illinois facility is a 24 hours a day, 7 days a week operation. Our Illinois facility also has a leased warehouse with 400,000 square feet of space for finished goods, raw materials and parent rolls.

*Texas and California.* Our consumer products business operates two other distribution centers, one in Fort Worth, Texas and one in Tracy, California. The Texas warehouse is a five-day, two shift distribution operation with one salaried and four hourly employees. It is a 125,000 square foot, leased space that holds finished goods for distribution to the South Central United States, predominately Texas. The warehouse in California is a public warehouse for one of our major customers in support of the customer's drop ship and promotional programs.

Our principal manufacturing facilities at December 31, 2007, together with their respective 2007 annual capacities and production, are as follows:

|  | CAPACITY | PRODUCTION |
|---|---|---|
| **Pulp and Paperboard** | | |
| Pulp Mills: | | |
|     Arkansas .............. | 300,000 tons | 296,000 tons |
|     Idaho ................ | 545,000 tons | 508,000 tons |
| Bleached Paperboard Mills: | | |
|     Arkansas .............. | 325,000 tons | 321,000 tons |
|     Idaho ................ | 430,000 tons | 424,000 tons |
| **Consumer products** | | |
| Tissue Mills: | | |
|     Idaho ................ | 180,000 tons | 179,000 tons |
|     Nevada ............... | 35,000 tons | 34,000 tons |
| Tissue Converting Facilities: | | |
|     Idaho ................ | 100,000 tons | 95,000 tons |
|     Illinois ............... | 47,000 tons | 43,000 tons |
|     Nevada ............... | 50,000 tons | 48,000 tons |
| **Lumber products** | | |
| Sawmill: | | |
|     Idaho ................ | 205 million board feet | 199 million board feet |

**Employees**

As of September 30, 2008, we had approximately 2,490 full-time employees, of which 1,100 were employed by our pulp and paperboard business, 1,070 were employed by our consumer products business and 320 were employed by our lumber products business. This workforce consisted of approximately 625 salaried, 1,865 hourly and 80 temporary or part-time employees. As of September 30, 2008, approximately 66% of the workforce was covered under collective bargaining agreements.

Unions represent hourly employees at our Idaho and Arkansas facilities. The table below illustrates which employees are represented at these facilities, by whom and the contract expiration date.

| Union Description | Location | Represented Group | Number of Employees | Contract Expiration Date |
|---|---|---|---|---|
| United Steel Workers | Arkansas | Hourly employees at Arkansas | 245 | July 31, 2009 |
| International Brotherhood of Electrical Workers | Idaho | Hourly employees (electricians) at pulp and paperboard & consumer products | 52 | August 31, 2010 |
| United Steel Workers | Idaho | Hourly employees at pulp and paperboard & consumer products | 1,006 | August 31, 2010 |
| International Association of Machinists and Aerospace Workers | Idaho | Hourly employees at Lumber Products | 295 | May 31, 2012 |
| International Association of Machinists and Aerospace Workers | Idaho | Hourly employees at Number 4 Power Boiler | 43 | May 31, 2012 |

The Arkansas facility has a union contract with the United Steelworkers Union, which will remain in effect through July 2009. We negotiated two major contracts in 2007 covering the hourly workers in Idaho represented by the United Steel Workers and with the International Brotherhood of Electrical Workers, which will expire on August 31, 2010.

**Legal Proceedings**

We are currently not a party to any material legal proceedings. We may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

**Environmental**

Our operating facilities are subject to rigorous federal and state environmental regulation governing air emissions, wastewater discharges, and solid and hazardous waste management. We endeavor to comply with all environmental regulations and regularly monitor our activities to ensure compliance. Compliance with environmental regulations is a significant factor in our business and requires capital expenditures as well as additional operating costs. Capital expenditures specifically designated for environmental compliance totaled approximately $2.0 million during 2007 and are expected to be approximately $1.2 million in 2008. There are currently no pending unresolved enforcement-related actions at any of the facilities.

Our pulp mill in Idaho discharges treated mill effluent into the nearby Snake River. Federal law requires that we comply with provisions of a National Pollution Discharge Elimination System, or NPDES, permit. In March 2005, the Environmental Protection Agency, or EPA, issued the current NPDES permit for the Idaho pulp mill. The NPDES permit requires, among other matters, a significant reduction in biochemical oxygen demand over the five-year period of the permit and also requires a reduction in the temperature of the effluent during the months of July, August and September each year. We have completed physical modifications to the effluent system to meet the requirements of this permit. Our Idaho facility uses an off-site landfill for disposing of ash and solid waste. Primary clarifier sludge is burned as a fuel in a boiler on-site.

Our Arkansas facility has an on-site industrial landfill for disposal of sludge, lime, and recausticizing process solids. This landfill has an estimated remaining life of approximately 20 years. The mill complies with an NPDES permit that was renewed in 2007.

Our Idaho and Arkansas facilities are both Environmental Protection Agency Cluster Rule compliant. The EPA has developed Maximum Achievable Control Technology, or MACT, standards for air emissions from pulp and paper facilities. We have complied with the applicable MACT standards.

Our consumer products segment's manufacturing operations routinely produce air emissions, water discharges and solid waste, all of which are managed in accordance with federal and state environmental laws and regulations.

Our facilities are currently in substantial compliance with applicable environmental laws and regulations. We cannot assure, however, that situations that may give rise to material environmental liabilities will not be discovered or that the enactment of new environmental laws or regulations or changes in existing laws or regulations will not require significant expenditures by us.

# MANAGEMENT

## Executive Officers and Directors

Set forth below is information concerning those persons that we expect will become our directors and executive officers following the spin-off.

| Name | Age | Position |
| --- | --- | --- |
| Gordon L. Jones ................ | 58 | President, Chief Executive Officer and Director |
| Linda K. Massman .............. | 42 | Vice President, Finance and Chief Financial Officer |
| Thomas H. Carter ............... | 60 | Vice President of Human Resources |
| Robert P. DeVleming ............ | 56 | Vice President of Consumer Products |
| Michael S. Gadd ................ | 44 | Vice President, General Counsel and Corporate Secretary |
| Harry D. Seamans ............... | 55 | Vice President of Pulp and Paperboard |
| Boh A. Dickey (1) .............. | 63 | Director |
| Jack A. Hockema ............... | 62 | Director |
| William D. Larsson .............. | 63 | Director |
| Michael T. Riordan (3) .......... | 58 | Director |
| William T. Weyerhaeuser (2) ...... | 64 | Director |

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nominating and Governance Committee.

Gordon L. Jones will be our President, Chief Executive Officer and a member of our board of directors. From January 2001 to June 2008, Mr. Jones served as the President and Managing Member of Jones Investment Group LLC, an investment company. Prior to that, Mr. Jones served from May 1999 to November 2000 as President, Chief Executive Officer, and Director for Blue Ridge Paper Products, Inc.

Linda K. Massman will be our Vice President, Finance and Chief Financial Officer. From May 2002 to August 2008, Ms. Massman served as the Group Vice President, Finance and Corporate Planning of SUPERVALU Inc., a grocery retail company. Prior to that, Ms. Massman served from 1999 to 2001 as Vice President, Business Planning and Operations for Viquity Corporation, an enterprise software company.

Thomas H. Carter will be our Vice President of Human Resources. From February 2005 to August 2008, Mr. Carter was retired. From February 2003 to February 2005, Mr. Carter served as Vice President, Human Resources of Sara Lee Coffee & Tea, North America, a division of Sara Lee Corporation. Prior to that, Mr. Carter served from 2002 to 2003 as Senior Director, Employee Relations for Sara Lee Bakery Group, a division of Sara Lee Corporation. Prior to that, Mr. Carter served from 1999 to 2001 as Vice President, Human Resources and Corporate Secretary for Blue Ridge Paper Products, Inc.

Robert P. DeVleming will be our Vice President of Consumer Products and has been with Potlatch Corporation for 30 years. Mr. DeVleming has served as Vice President, Consumer Products at Potlatch Corporation since October 2004. From May 2003 through October 2004, he was Vice President, Sales, Consumer Products at Potlatch Corporation.

Michael S. Gadd will be our Vice President, General Counsel and Corporate Secretary. He has been with Potlatch Corporation since March 2006, and has served as Corporate Secretary since July 2007 and Associate General Counsel since March 2006. Prior to joining Potlatch Corporation he was an attorney with Perkins Coie, LLP in Portland, Oregon, from 2001 to January 2006.

Harry D. Seamans will be our Vice President of Pulp and Paperboard and has been with Potlatch Corporation for 31 years. Mr. Seamans has served as Vice President, Pulp and Paperboard at Potlatch Corporation since January 2003.

Boh A. Dickey is expected to join our board upon the effectiveness of the registration statement for which this information statement is a part. Mr. Dickey has been a director of Potlatch Corporation since July 2000 and serves as the Chairman of Potlatch Corporation's Audit Committee. Until his retirement in 2001, Mr. Dickey was the President, Chief Operating Officer and a member of the board of directors of SAFECO Corporation, an insurance and financial services company.

Jack A. Hockema is expected to join our board upon completion of the spin-off. Mr. Hockema has served as the President and Chief Executive Officer and a director of Kaiser Aluminum Corporation, an aluminum products manufacturing company, since October 2001, and as Chairman of the Board since July 2006.

William D. Larsson is expected to join our board upon completion of the spin-off. Mr. Larsson has served as Senior Vice President and Chief Financial Officer of Precision Castparts Corp., an industrial manufacturing company, since August 2000 and recently announced his retirement effective December 31, 2008. Mr. Larsson is a member of the board of directors of Schnitzer Steel Industries, a manufacturer of recycled metal products.

Michael T. Riordan is expected to join our board upon effectiveness of the registration statement for which this information statement is a part. Mr. Riordan has been a director of Potlatch Corporation since December 2002. From May 2000 until his retirement in 2002, Mr. Riordan was the Chairman, Chief Executive Officer and President of Paragon Trade Brands, a manufacturer of private label disposable diapers and related products. Mr. Riordan also serves as a member of the board of directors of R.R. Donnelley & Sons Company, a publication, catalog and commercial printing company.

William T. Weyerhaeuser is expected to join our board upon effectiveness of the registration statement for which this information statement is a part. Mr. Weyerhaeuser has been a director of Potlatch Corporation since February 1990 and has served as Vice Chairman of Potlatch Corporation's board since January 2004. Currently, Mr. Weyerhaeuser is Chairman of the Board of Columbia Banking System, Inc., a position he has held since January 2001. He served as its Interim Chief Executive Officer from June 2002 until February 2003. In addition, Mr. Weyerhaeuser has been Chairman of the Board of Eden Bioscience Corp. since November 2001.

**Board of Directors**

Following the spin-off date, we expect that our board of directors will consist of at least six members. We have been working with a nationally recognized search firm to identify additional qualified candidates to serve on our board of directors following the spin-off. Our directors will serve until their successors are duly elected and qualified or until their earlier death, resignation, disqualification or removal. The authorized number of directors may be changed by resolution of the board. Vacancies on the board can be filled by resolution of the board of directors.

**Director Independence**

Under the rules of the NYSE, a director will only qualify as "independent" if our board of directors affirmatively determines that he or she has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Following the spin-off, we anticipate that our board or directors will have established guidelines to assist it in determining whether a director has a material relationship with us consistent with applicable NYSE standards set forth in Section 303A.02(b) of the NYSE Listed Company Manual. Following the spin-off, we anticipate that our director independence guidelines will require that a majority of our board of directors be comprised of independent directors, and no director will qualify as independent until our board of directors affirmatively determines that the director has no material relationship with us that would compromise his or her ability to exercise judgment independent of management. Following the spin-off, we anticipate that our board of directors will have reviewed the relationships between each board member, and each such director's immediate family members, and us or one of our subsidiaries or affiliates. Following the spin-off, we anticipate that our board will have affirmatively determined that, based on its review, the majority of the individuals who serve on our board of directors are independent directors.

**Corporate Governance**

We expect that our board will fully implement our corporate governance initiatives at or prior to the time of the spin-off. We believe these initiatives will comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives will comply with the listing standards of the NYSE. After the spin-off, our board will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies.

Our board also intends to adopt a code of ethics and business conduct that applies to each of our directors, officers and employees. The code will addresses various topics, including:

- compliance with laws, rules and regulations;

- conflicts of interest;

- insider trading;

- corporate opportunities;

- competition and fair dealing; and

- payments to government personnel.

Upon completion of the spin-off, the code of ethics and business conduct will be posted on our website. Our audit committee also intends to implement whistleblower procedures by establishing formal procedures for receiving and handling complaints from employees that will require that any concerns regarding accounting or auditing matters reported under these procedures be communicated promptly to the audit committee.

**Board Committees**

Pursuant to our bylaws, our board of directors is permitted to establish committees from time to time as it deems appropriate. Initially, to facilitate independent director review and to make the most effective use of the directors' time and capabilities, our board of directors will establish the following committees: audit committee, nominating and governance committee and compensation committee. The intended membership and functions of each committee are described below:

*Audit Committee.* The audit committee will provide assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal controls over financial reporting and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee will also oversee the audit efforts of our independent accountants and take those actions it deems necessary to satisfy itself that the accountants are independent of management. We will determine the members of the audit committee, each of whom will be a non-management member of our board of directors, promptly after the spin-off. Boh A. Dickey will be our audit committee chair and financial expert as currently defined under SEC rules. We believe that the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the NYSE and SEC rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

*Compensation Committee.* The compensation committee will assist the board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation. The compensation committee will review and as appropriate, approve or make recommendations to the board of directors with respect to our major compensation plans, policies and programs. In addition, the compensation committee will review and approve the compensation for our executive officers, establish and modify the terms and conditions of employment of our executive officers, and administer our equity incentive plans. We will determine the members of the compensation committee, each of whom will be a non-management member of our board of directors, promptly after the spin-off. William T. Weyerhaeuser will be our compensation committee chair. We believe that the composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002 and NYSE and SEC rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

*Nominating and Governance Committee.* The nominating and governance committee, or nominating committee, will be responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. We will determine the members of the nominating committee, each of whom will be a non-management member of our board of directors, promptly after the spin-off. Michael T. Riordan will be our nominating committee chair. We believe that the composition of our nominating committee will meet the criteria for independence under, and the functioning of our nominating committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, NYSE and SEC rules and regulations. We intend to comply with future nominating committee requirements as they become applicable to us.

## Director Compensation

We have prepared this discussion of non-employee director compensation in connection with our separation from Potlatch Corporation. As a result, our director compensation program is under development and will ultimately be decided upon and approved by our board of directors. We anticipate that our nominating and governance committee will review and make recommendations to our board of directors concerning director compensation.

Similar to the development of our executive compensation program, working with Potlatch Corporation we established our objective for our initial director compensation, which is intended to provide our directors a fair compensation package that is tied to the services they will perform as well as to our performance. Our goal is to recruit and retain the best directors that we can.

We expect that our initial director compensation program will consist of an annual retainer, meeting fees and a long-term equity incentive compensation component, which may consist of either stock options or common stock units.

*Retainer and Fees.* We expect the cash portion of our non-employee director compensation to initially be at the following rates:

| | |
|---|---|
| Annual retainer fee | $40,000 |
| Annual retainer fee for Chair | $20,000 |
| Annual retainer fee for Chair of the audit committee | $15,000 |
| Annual retainer fee for Chair of each other committee | $ 5,000 |
| Attendance fee for each board meeting | $ 1,500 |
| Attendance fee for each committee meeting | $ 1,500 |

We intend to implement a Deferred Compensation Plan for Directors, or Directors Plan, pursuant to which directors may elect to defer all or any portion of their fees. We expect that when a director elects to defer fees, he or she would have the option to have those fees converted into common stock units or, if not converted, then credited with annual interest at a rate set forth in the Directors Plan. The common stock units would be credited with amounts in common stock units equal in value to any dividends that are paid on the same amount of common stock.

*Other Payments or Benefits.* We expect to grant our initial non-employee directors an equity award valued at $140,000 that will vest ratably over a three year period. In the future, we expect our non-employee directors will receive an annual equity award valued at $70,000. We expect that we will provide coverage for directors under a director and officer liability insurance policy. We will also reimburse directors for their reasonable out-of-pocket expenses for attending board and committee meetings and educational seminars and conferences in accordance with our director education program.

*Stock Ownership Guidelines.* We anticipate that our board will adopt stock ownership guidelines that require each outside director to own beneficially a minimum number of shares of our stock, including common stock units, to promote and increase such ownership and to further align their interests with those of our stockholders.

# COMPENSATION DISCUSSION AND ANALYSIS

We have prepared this discussion and analysis in connection with our separation from Potlatch Corporation. As a result, our executive compensation program is in its infancy, and this discussion and analysis reflects the executive compensation program and philosophies that we expect to implement as a stand-alone public company. We are in the process of developing initial compensation policies and procedures in order to attract and retain talented executives and other key employees to lead us as a stand-alone public company. We expect our compensation will be comprised of the following components:

- base salary;

- annual cash incentives; and

- long-term equity incentives.

We have entered into an employment agreement with our Chief Executive Officer and have signed offer letters with our Chief Financial Officer and our Vice President of Human Resources. The employment agreement and the offer letters are summarized below under the heading "Compensatory Arrangements with Our Named Executive Officers." We do not expect to enter into employment agreements or offer letters with our other named executive officers. We also expect to implement a severance plan that will be applicable to our named executive officers and certain other employees and would provide for the payment of severance benefits upon termination of employment in connection with a change of control and under certain other circumstances occurring after the spin-off.

## Background

In connection with the spin-off, Potlatch Corporation developed a process for identifying and recruiting individuals who would become our named executive officers. Through this process, Gordon L. Jones will be named our President and Chief Executive Officer and Linda K. Massman will be named our Vice President, Finance and Chief Financial Officer. In addition to our Chief Executive Officer and our Chief Financial Officer, we expect that Robert P. DeVleming, Harry D. Seamans and Thomas H. Carter will be the three other most highly compensated executive officers, and thus our initial named executive officers upon the spin-off.

Until our board of directors appoints a compensation committee, we are working with Potlatch Corporation to make our initial compensation decisions. Once our compensation committee is appointed, our compensation committee will administer all compensation related programs for our named executive officers.

## Compensation Philosophy and Objectives

We have established with Potlatch Corporation the following objectives to guide our initial executive compensation decisions:

- pay competitive compensation, both in dollar amount and in form, to attract and retain executive officers;

- benchmark executive officers' total compensation at the median level paid to employees serving in similar roles in a peer group to be identified after the spin-off and other comparable companies; and

- provide incentives that motivate our executive officers to successfully implement our business strategies and maximize stockholder value.

We expect that our compensation committee will develop a more formal philosophy and objectives for our executive compensation program following the spin-off, and that the compensation committee will review these objectives and make modifications as the committee deems appropriate.

**Compensation Committee**

We expect that our compensation committee will review and, as appropriate, approve or make recommendations to our board of directors with respect to our major compensation plans, policies and programs. In addition, the compensation committee will review and approve the compensation for our executive officers, establish and modify the terms and conditions of employment of our executive officers, and administer our stock incentive plans. We also expect that the compensation committee will be comprised entirely of independent directors on or prior to the date required by NYSE transition rules for newly public companies. In addition, under the compensation committee's charter, the compensation committee will have the authority to engage outside advisors to help it fulfill its duties.

**Obligations under the Employee Matters Agreement**

We will enter into an employee matters agreement with Potlatch Corporation that will address our obligations with respect to the individuals who will be our employees upon the spin-off. These obligations include an obligation to adopt new compensation plans, maintain existing compensation plans and continue to provide benefits under the new and existing plans for a period of 12 months following the spin-off. Specifically, under the employee matters agreement, we will be required to:

- adopt a new annual cash incentive pay plan;

- adopt a new equity incentive plan;

- adopt a new management deferred compensation plan; and

- maintain our existing executive severance plan, pension plans, 401(k) savings plans and health and welfare plans.

After the initial 12-month period described above and subject to any existing obligations to participants under the plans, we will be entitled to amend, modify, terminate, reduce or otherwise alter any of the compensation plans covered by the employee matters agreement. The following discussion under the heading "Primary Elements of Compensation" describes the material features of the plans that we expect to adopt and maintain.

**Primary Elements of Compensation**

In addition to the primary elements of our initial executive compensation program, consisting of base salary, short-term incentive awards and long-term incentive awards, we also expect to offer targeted hiring incentives and severance benefits.

*Base Salary*

Base salary will be the primary element of our executive compensation program for our named executive officers. Competitive base salary levels will allow us to attract and retain top executive talent as we transition to a stand-alone public company while meeting our named executive officers' needs for fixed compensation. After the spin-off, we expect that our compensation committee will benchmark base salaries against those offered by a peer group to be identified after the spin-off and other comparable companies at specific levels or ranges approved by the compensation committee. We do not expect, however, that base salaries will be set at levels less than the named executive officer's base salary at his prior position with Potlatch Corporation, if applicable.

*Annual Cash Incentive Awards*

Our executive officers also are expected to be eligible to participate in an annual cash incentive program that we will be required to adopt under the employee matters agreement. The purpose of our annual cash incentive awards would be to help us motivate and reward our named executive officers and other participating employees to achieve our short-term performance goals. We expect that under this program, our named executive officers will receive annual cash incentive opportunities based on the achievement of pre-established annual corporate, business unit and individual performance goals that support our overall business strategy. Following the spin-off, the compensation committee is expected to establish the specific features of this program, including performance metrics and targets and the method of calculating award payouts.

We expect that key employees, including our named executive officers, will be provided annual cash incentive opportunities. The award opportunities for our named executive officers will be established at levels comparable to those short-term incentive compensation opportunities set for executive officers serving in similar positions at comparable companies. We do not expect, however, that cash incentive award opportunities will be set at levels less than the named executive officer's short-term incentive compensation opportunity at his or her prior position at Potlatch Corporation, if applicable. As with base salary, this allows our named executive officers to accept employment with us without any loss of short-term incentive compensation opportunity.

We will establish initial performance metrics and targets for our named executive officers. When formed, the compensation committee will review these performance metrics and targets. All payouts for annual cash incentive awards will be subject to the approval of the compensation committee.

### *Long-Term Equity Incentive Awards*

We anticipate having our named executive officers participate in a long-term equity incentive compensation program that we will be required to adopt under the employee matters agreement, which may consist of stock options, performance shares, restricted stock units or a combination of these or other equity awards. We are still evaluating and determining the design of our long-term equity incentive plans. Stock options and restricted stock units vest over time and aid in the recruitment and retention of key employees. Performance shares, which are tied to performance measures such as total shareholder return over a period of time such as three years, reward employees for high performance and encourage them to focus on enhancing long-term stockholder value.

### *Severance Program for Executive Employees*

Under the employee matters agreement, we will be required to maintain our existing executive severance plan, which will provide severance benefits to our named executive officers and other employees designated by the compensation committee. Benefits are expected to be payable under the executive severance plan both in connection with a termination of the executive officer's employment with us and in connection with a change in control.

#### *Termination of Employment*

Under the executive severance plan, benefits are expected to be payable to each of our executive officers, including our named executive officers, when his or her employment terminates in the following circumstances:

- involuntary termination of the employee's employment for any reason other than death, disability or misconduct;

- election by the employee to terminate employment upon being required to relocate his or her principal place of business to a place that is 50 miles or more further from the employee's primary residence than the prior principal place of business; or

- separation from service by the employee within 24 months of

  - a material reduction in his or her authority or responsibility,

  - any reduction in his or her base salary, standard bonus opportunity, or long-term incentive opportunity, or

- a 15% or greater reduction in his or her aggregate benefits as compared to all other similarly situated employees unless the reduction applies to all similarly situated employees.

No severance benefits are expected to be payable in connection with an employee's termination generally if the employee separates from service on or after his or her normal retirement date and during the two-year period immediately before retirement if the employee is an eligible employee under the executive severance plan.

Upon the occurrence of any of the events described above, the following severance benefits are expected to be payable to the applicable executive officer:

- Cash Severance Payment. A cash payment equal to three weeks of the employee's base compensation for each full year of service. The minimum cash benefit is expected to be six months of base compensation and the maximum is expected to be one year.

- Unused and Accrued Vacation. The employee's unused and accrued vacation.

- Benefits Continuation. Continued medical, dental and basic life insurance coverage for a period equal to three weeks for each full year of service. The minimum period for continued insurance coverage is expected to be six months and the maximum is expected to be one year.

*Change of Control*

Under the executive severance plan, benefits are expected to be payable to each of our executive officers upon a change of control. Upon a change of control, the performance period for any outstanding performance share awards is expected to be deemed concluded on the effective date of the change of control.

In addition, other benefits are expected to be payable to our executive officers if, within two years following a change of control, one of the following events occurs:

- involuntary termination of the employee's employment for any reason other than death, disability or misconduct;

- election by the employee to terminate employment upon being required to relocate his or her principal place of business to a place that is 50 miles or more further from the employee's primary residence than the prior principal place of business; or

- separation from service by the employee within 24 months of

  - a material reduction in his or her authority or responsibility,

  - any reduction in his or her base salary, standard bonus opportunity, or long-term incentive opportunity, or

  - a 15% or greater reduction in his or her aggregate benefits as compared to all other similarly situated employees unless the reduction applies to all similarly situated employees.

Upon the occurrence of any of the events described above within two years following a change of control, the following severance benefits are expected to be payable to our executive officers:

- Cash Severance Payment. A cash benefit equal to the employee's base compensation plus his or her base compensation multiplied by his or her standard bonus percentage, determined as of the date of the change of control or the effective date the employee separates from service, whichever produces the larger amount, multiplied by a number expected to be between 2.5 and 3. The cash benefit is expected to be subject to a downward adjustment if the employee separates from service within thirty months of his or her normal retirement date and additional service credit for the severance period is added to the pension benefit calculation;

- Pro-Rata Bonus. Eligibility for a pro rata award under our annual incentive plan;

- Benefits Continuation. COBRA premium payments for continued medical, dental and basic life insurance coverage for a period of time between 2.5 to 3 years;

- Enhancement of Retirement Benefits. Payment of certain unvested portions in the employee's 401(k) plan account and payment of certain amounts under either our retirement or supplemental benefit plans;

- Vacation Pay Enhancement. The employee's unused and accrued vacation; and

- Gross-Up Payment. A tax gross-up payment if the employee is subject to an excise tax on his or her change of control benefits. If payments are less than an amount to be determined, expected to be between $50,000 and $100,000, then his or her payments would be reduced to the safe harbor limit to avoid the imposition of the excise tax.

### *Management Deferred Compensation Plan*

Under the employee matters agreement, we will be required to adopt a management deferred compensation plan. Participants in our annual cash incentive plan are expected to be entitled to elect to defer awards under that plan. In addition, all employees who would be eligible to participate in our long term equity incentive program are expected to be eligible to participate in the deferred compensation plan to defer base salary after deferring the maximum amount under their 401(k) plan. Participants are expected to be entitled to defer between 50% to 100% of any incentive award under the annual cash incentive plan, and those participants eligible to defer base salary are expected to be entitled to elect to defer up to 50% of their base salary. Each participant is expected to be entitled to elect a lump-sum payout or installment payments over five, ten, or fifteen years after separation from service. The deferred compensation plan would be a nonqualified arrangement for tax purposes and all amounts deferred would be retained by us and credited as bookkeeping entries to the participant's deferral account. Each participant would always be 100% vested in his or her investment accounts.

A participant is expected to be entitled to elect to allocate the deferred amounts into an investment account and select among various investment options upon which the rate of return on amounts that the participant defers will be based. The participant's investment account will be adjusted periodically to reflect the deemed gains and losses attributable to the deferred amount. Alternatively, each participant will be entitled to elect to allocate some or all of the deferred amount to a phantom stock unit deferral account, the value of which will be based on our common stock. All payments of deferrals under the phantom stock unit deferral account will be made in cash.

### *Pension Plans*

Under the employee matters agreement, we will be obligated to maintain our existing pension plans for a period of 12 months following the spin-off. All of our salaried employees, including our named executive officers, will be entitled to pension benefits under our salaried employees' retirement plan. In addition, certain management employees, including our named executive officers, will be entitled to participate in our supplemental benefit plan which provides benefits that would have been payable under the salaried employees' plan if (1) certain tax code limitations on the salaried employees' plan were disregarded, (2) deferred bonus awards were treated as paid in the year deferred, and (3) any additional years of service provided under the salaried employees' plan were not included.

### *401(k) Plan*

Under the employee matters agreement, we will be obligated to maintain our existing 401(k) plan for a period of 12 months following the spin-off, which will permit substantially all of our employees, including our named executive officers, to make voluntary pre-tax and after-tax contributions to the plan, subject to applicable tax limitations. We are expected to make matching contributions equal to 70% of a salaried employee's contributions that do not exceed 6% of his or her annual compensation, subject to applicable tax limitations. Eligible employees who elect to participate in the plan would be 100% vested in the matching contributions upon completion of two years of service.

### Health and Welfare Benefits

Under the employee matters agreement, we will be obligated to maintain our existing health and welfare plans for a period of 12 months following the spin-off. All full-time employees, including our named executive officers, will participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

### General Tax Deductibility of Executive Compensation

We intend to consider accounting and tax treatment matters when designing and implementing the various elements of our compensation program. However, this treatment will not be the primary consideration. Once we are a stand-alone public company after the spin-off, Section 162(m) of the Internal Revenue Code will generally limit our ability to deduct compensation over $1,000,000 to our chief executive officer or the other named executive officers unless the compensation is "performance-based," as defined in Section 162(m) of the Internal Revenue Code. We expect to take appropriate action, to the extent we believe feasible, to preserve the deductibility of annual incentive and long-term performance awards. However, we also believe there may be circumstances in which our interests are best served by maintaining flexibility in the manner in which compensation is provided, whether or not compensation is fully deductible for federal tax purposes.

## Compensation Actions Taken by Potlatch Corporation prior to the Spin-off

Under Potlatch Corporation's long-term incentive program, which is intended to link compensation to long-term performance, Potlatch Corporation grants two types of equity awards:

- performance shares, which are tied to total stockholder return over a three-year period and reward employees for high performance, encourage them to focus on enhancing long-term stockholder value and align management's and stockholders' interests; and

- restricted stock units, or RSUs, which vest over time and aid in the recruitment and retention of key employees.

Potlatch Corporation previously granted stock options as well, but stopped doing so prior to its conversion to a REIT in January 2006.

Three of the five individuals expected to become our named executive officers upon the spin-off, Gordon L. Jones, Linda K. Massman and Thomas H. Carter, have not received from Potlatch Corporation any long-term equity incentives. Two of the five individuals who are expected to become our named executive officers, Robert P. DeVleming and Harry D. Seamans, have each worked for Potlatch Corporation for at least 30 years and were previously awarded performance shares, restricted stock units and stock options by Potlatch Corporation. All stock options previously issued by Potlatch Corporation are fully vested.

On August 20, 2008, the compensation committee of the board of directors of Potlatch Corporation held a meeting to discuss and determine the treatment of outstanding equity awards in connection with the spin-off. At this meeting, the compensation committee made the following decisions regarding equity awards held by individuals who will become our employees upon the spin-off, including Mr. DeVleming and Mr. Seamans:

- performance shares tied to Potlatch Corporation's total stockholder return over the three-year period beginning January 1, 2006 and ending December 31, 2008 will be settled in Potlatch Corporation common stock prior to the record date of the spin-off using a compressed performance period. In particular, the compensation committee determined that it would be appropriate to shorten the original three-year performance period to a 33-month performance period given the proximity of the original three-year end date to the expected spin-off date;

- all performance shares tied to Potlatch Corporation's total stockholder return over the three-year period beginning January 1, 2007 and ending December 31, 2009 and the three year period beginning January 1, 2008 and ending December 31, 2010 will be allowed to terminate upon the spin-off. In connection with this decision, we have agreed in the employee matters agreement to issue new equity awards of equivalent value to replace the cancelled performance share grants. We have flexibility in terms of the type and features of the equity awards issued in replacement for the cancelled grants, and our compensation committee is expected to make the determinations regarding the replacement grants after the spin-off;

- all restricted stock units will be allowed to terminate upon the spin-off. In connection with this decision, we have agreed in the employee matters agreement to issue new equity awards of equivalent value to replace the cancelled restricted stock unit grants. We have flexibility in terms of the type and features of the equity awards issued in replacement for the cancelled grants, and our compensation committee is expected to make the determinations regarding the replacement grants after the spin-off; and

- all stock options to purchase Potlatch Corporation common stock will remain outstanding following the spin-off and in particular will remain an option to purchase Potlatch Corporation common stock, as opposed to being converted into a right to acquire our common stock. The holder will be entitled to exercise the option according to its terms as long as the holder continues to remain employed by us.

## Compensatory Arrangements with Our Named Executive Officers

*Mr. Jones' Employment Agreement—President and Chief Executive Officer.* Pursuant to the terms of our employment agreement with Mr. Jones, his starting salary will be $625,000 per year and his target annual bonus will be 70% of his base salary. Mr. Jones' actual bonus will be calculated based on corporate performance, which can range from zero to two times his target bonus opportunity. The bonus may be adjusted based on the individual performance of Mr. Jones to range between zero to two times the value of the award as calculated based solely on corporate performance criteria. Following the spin-off, Mr. Jones will be granted $500,000 worth of restricted stock units, which will vest in three equal annual installments, each consisting of one-third of the number of shares originally awarded. The vesting period for the restricted stock units will commence on the first anniversary of the original grant date and conclude on the third anniversary. Beginning in 2009, Mr. Jones will participate in our long-term incentive program and the 2009 target for Mr. Jones under the program will be 100% of his base salary. The actual payout of the long-term incentive award may range from zero shares to a maximum of two times the target number of shares.

Mr. Jones will receive other benefits such as employee health, benefit and retirement plans and programs, including retirement and supplemental retirement plans and programs generally available to our other senior executives.

*Termination Without Cause or Resignation of Mr. Jones for Good Reason Prior to a Change in Control.* If Mr. Jones' employment is terminated by us without cause or by resignation of Mr. Jones for good reason, each as defined in his employment agreement, prior to a change in control, he will receive:

- a prorated bonus under the applicable annual bonus plan for the year in which the separation occurs;

- 24 months of pay continuation (base salary and target bonus);

- continued medical coverage for the lesser of two years or until Mr. Jones is eligible for subsequent employer-provided coverage; and

- immediate vesting of all restricted stock units.

All vested but unexercised options, if any, to acquire our common stock would remain exercisable through the earlier of the original expiration date of the option or the date which is three months following the separation.

*Termination Without Cause or Resignation of Mr. Jones for Good Reason Following a Change in Control.* If, in connection with and within 24 months of a change in control, Mr. Jones is involuntarily terminated by us without cause or Mr. Jones resigns for good reason, each as defined in his employment agreement, he will receive:

- a prorated bonus under the applicable annual bonus plan for the year in which the separation occurs;

- a lump sum payment in the amount equal, before applicable taxes and deductions, to three times the sum of his base salary and target annual bonus in effect at the time of separation;

- continued medical coverage for the lesser of three years or until Mr. Jones is eligible for subsequent employer-provided coverage;

- immediate vesting of all options acquired at least six months prior to the effective date of the change of control, if any;

- immediate vesting of all restricted stock units; and

- a prorated portion of performance share awards, based on the number of full months of employment completed in the performance cycle as of the date of separation.

His options to acquire company common stock, if any, would remain exercisable through the earlier of the original expiration date of the option or the date which is one year following the separation.

*Gross-Up Payment.* If any payment or distribution by us to Mr. Jones or for his benefit, made upon a termination or separation described above, would be subject to an excise tax, then Mr. Jones will be entitled to receive a gross-up payment equal to the excise tax. If payments are less than $100,000 over his safe harbor limit, then his payments will be reduced to the safe harbor limit to avoid imposition of the excise tax.

*Ms. Massman's Offer Letter—Vice President, Finance and Chief Financial Officer.* Pursuant to the terms of her offer letter, Ms. Massman's starting salary will be $350,040 per year and her 2008 target bonus will be 50% of her base salary, prorated for the portion of the 2008 calendar year she provided services to us. Beginning in 2009, Ms. Massman will participate in our long-term incentive program and the 2009 target for Ms. Massman under the program will be 75% of the salary range midpoint for her salary grade, with a value of $303,000. The form of long-term incentives will be comprised of 75% performance shares and 25% restricted stock units. Following the spin-off, Ms. Massman will be granted $280,000 worth of restricted stock units, which will vest 20% on the first anniversary of the grant date, 20% on the second anniversary of the grant date and 60% on the third anniversary of the grant date.

*Mr. Carter's Offer Letter—Vice President, Human Resources.* Pursuant to the terms of his offer letter, Mr. Carter's starting salary will be $230,040 per year and his 2008 target bonus will be 45% of his base salary, prorated for the portion of the 2008 calendar year he provided services to us. Beginning in 2009, Mr. Carter will participate in our long-term incentive program and the 2009 target for Mr. Carter under the program will be 75% of the salary range midpoint for his salary grade, with a value of $198,000. Following the spin-off, Mr. Carter will be granted $184,000 worth of restricted stock units, which will vest 20% on the first anniversary of the grant date, 20% on the second anniversary of the grant date and 60% on the third anniversary of the grant date.

*Mr. DeVleming and Mr. Seamans.* We do not expect to enter into employment agreements or offer letters with Mr. DeVleming or Mr. Seamans. Under the employee matters agreement with Potlatch Corporation, we have agreed to adopt new compensation plans, maintain existing compensation plans and continue to provide benefits under the new and existing plans for a period of 12 months following the spin-off. In connection with these obligations under the employee matters agreement, we expect that our compensation committee will benchmark base salaries against those offered by a peer group to be identified after the spin-off and other comparable companies at specific levels or ranges approved by the compensation committee. We do not expect, however, that base salaries will be set at levels less than Mr. DeVleming's or Mr. Seamans' base salary at his prior position with Potlatch Corporation. Mr. DeVleming's current annual base salary with Potlatch Corporation is $262,560 and Mr. Seamans' current annual base salary with Potlatch Corporation is $295,380. Mr. DeVleming and Mr. Seamans also are expected to be eligible to participate in an annual cash incentive program that we will be required to adopt under the employee matters agreement. We anticipate having Mr. DeVleming and Mr. Seamans participate in a long-term equity incentive compensation program that we will be required to adopt under the employee matters agreement, which may consist of stock options, performance shares, restricted stock units or a combination of these or other equity awards. Following the spin-off, Messrs. Seamans and DeVleming will be granted $236,000 and $210,000, respectively, worth of restricted stock units, which will vest 20% on the first anniversary of the grant date, 20% on the second anniversary of the grant date and 60% on the third anniversary of the grant date.

## Compensation Discussion & Analysis of Potlatch Corporation

The information presented below reflects the compensation discussion and analysis of Potlatch Corporation for 2007 and is not necessarily indicative of the compensation philosophy or decisions of our Compensation Committee or Board of Directors. This disclosure is being presented in accordance with the requirements of the Securities and Exchange Commission and should be read in connection with the historical compensation information for Messrs. DeVleming and Seamans provided below.

### Evolution of Potlatch Corporation and Potlatch Corporation's Compensation Program

As a specialized REIT with significant manufacturing operations, Potlatch Corporation considered its peer companies to consist of both "pure play" timber REITs and wood and paper product manufacturers. To provide a better "apples-to-apples" comparison of Potlatch Corporation to these manufacturers, which are generally "C" corporations subject to corporate taxation, and timber REITs, which are generally not subject to corporate taxation, Potlatch Corporation began using pre-tax financial measurements as opposed to after-tax measurements in 2006 for purposes of assessing relative performance under Potlatch Corporation's compensation program. Also as a result of Potlatch Corporation's conversion to a REIT, in 2006 Potlatch Corporation stopped using stock options, which only reward stock price appreciation, as the long-term incentive portion of the compensation package provided to Potlatch Corporation's senior employees and instead began using performance shares, which recognize total stockholder return, or TSR.

### Potlatch Corporation's Compensation Philosophy and Objectives

Potlatch Corporation's compensation philosophy is to provide all of its executives a fair and competitive incentive-based compensation package that is tied to the performance of both the individual and the company. Potlatch Corporation targets its compensation levels to be at or near the median of compensation paid by other comparable companies. Potlatch Corporation also believes that a significant portion of total compensation should be at risk and dependent on achievement of target levels of performance. In addition, Potlatch Corporation believes that in order to maintain fiscal discipline, incentive compensation should include caps. Potlatch Corporation's key compensation objectives are to recruit, motivate and retain talented and experienced executives, ensure its compensation incentives are aligned with short-term and long-term company performance, and align its employees' interests with those of its stockholders.

### Potlatch Corporation's Compensation Oversight

Potlatch Corporation's Executive Compensation and Personnel Policies Committee, which we refer to as the Potlatch Committee, periodically reviews the components of Potlatch Corporation's executive compensation program to ensure the program continually meets Potlatch Corporation's objectives as well as improves or evolves as necessary.

Management Input. Before compensation is established by the Potlatch Committee, Potlatch Corporation's Chief Executive Officer, or CEO, and Potlatch Corporation's Vice President, Human Resources, or VP-HR, recommend to the Potlatch Committee changes to base salaries, target amounts for annual cash bonuses and equity awards for Potlatch Corporation's executive officers, including Messrs. DeVleming and Seamans. These recommendations are based on the principal duties and responsibilities of each position, competitor pay levels within Potlatch Corporation's industry and regional and national markets, and internal pay equity, as well as on individual performance considerations. In addition, each year Potlatch Corporation's VP-HR and Potlatch Corporation's Controller provide the Potlatch Committee with a detailed review of the actual results for each of the corporate and operating units' performance goals compared to the performance measures set at the beginning of the year under Potlatch Corporation's annual incentive plan and the resulting proposed payments or awards to be made to Potlatch Corporation's executive officers, including Messrs. DeVleming and Seamans. The Potlatch Committee looks to Potlatch Corporation's CEO for the establishment of Potlatch Corporation's performance targets and his evaluation of the performance of the executives who report to him.

Compensation Consultants. The Potlatch Committee engages Deloitte Consulting LLP, or Deloitte, to advise the Potlatch Committee on executive compensation matters. Deloitte does not advise any of Potlatch Corporation's executive officers as to their individual compensation, and does not perform other services for Potlatch Corporation. Based in part upon an assessment prepared by Deloitte, the Potlatch Committee analyzes each component of each of Potlatch Corporation's officers' compensation package at least every two years to assess the proper balance and competitiveness of the components and the compensation tools used to accomplish the objective of each component. Additionally, Deloitte assists the Potlatch Committee on an annual basis in reviewing the compensation packages of each of Potlatch Corporation's executive officers, including Messrs. DeVleming and Seamans.

In 2007, Potlatch Corporation hired Mercer (US) Inc., or Mercer, to assist in redesigning Potlatch Corporation's salaried employee compensation structure to, among other things, more closely align its incentive plans for salaried employees with the interests of Potlatch Corporation's shareholders in light of Potlatch Corporation's status as a REIT. The Mercer consultant who performs these services reports directly to Potlatch Corporation's VP-HR.

Mercer's activities consisted primarily of the following:

- Assisted in market analysis to ensure compensation design changes reflected best practices in the market and were appropriate for a specialized REIT; and

- Provided design parameters to guide Potlatch Corporation's management on what changes were necessary to improve alignment between Potlatch Corporation's compensation program and company objectives.

Potlatch Corporation's VP-HR worked closely with Mercer on the redesign of the program, and Potlatch Corporation's CEO met with Mercer periodically to review Mercer's analysis and proposals. The new program was presented to the Potlatch Committee for review and approval in the fall of 2007. Deloitte assisted the Potlatch Committee in its review of the redesigned program. The Potlatch Committee took into consideration the recommendations of management and the advice of Deloitte in connection with the Potlatch Committee's approval of the modification of the compensation program. The changes in Potlatch Corporation's compensation program resulting from the work and consultation of Mercer and Deloitte are discussed below. *See "2008 Potlatch Corporation Compensation Program Changes" on page 97.*

All of the decisions with respect to determining the amount or form of executive compensation under Potlatch Corporation's compensation program are made by the Potlatch Committee alone and may reflect factors and considerations other than the information and advice provided by Deloitte and Mercer.

*Potlatch Corporation's Establishment of Compensation*

Each year, the Potlatch Committee reviews and approves the following:

- base salary increases for Potlatch Corporation's named executive officers and certain other executive officers, including Messrs. DeVleming and Seamans;

- awards under Potlatch Corporation's short-term and long-term incentive plans for Potlatch Corporation's executive officers and certain senior employees, including Messrs. DeVleming and Seamans;

- performance measures under Potlatch Corporation's short-term and long-term incentive plans;

- performance measures and aggregate grants made under the long-term incentive plans for other key employees; and

- the peer group of companies used for purposes of measuring relative performance.

Use of Tally Sheets. In connection with this review and approval, the Potlatch Committee analyzes tally sheets prepared by Deloitte that affix dollar amounts to all components of certain executive officers' compensation, including that of Messrs. DeVleming and Seamans, consisting of base salary and bonuses, outstanding equity awards, benefits, and potential termination of employment and change-in-control severance payments under several different scenarios.

Competitive Market Assessments. In connection with the review of certain of Potlatch Corporation's executive officer's compensation, including Messrs. DeVleming and Seamans, the Potlatch Committee analyzes competitive data provided by Deloitte. Deloitte's market assessment utilizes blended market data from the most relevant survey sources available, including the Forest Products Industry Compensation Association Survey for industry-specific market data, and surveys from Mercer and Watson Wyatt for market data on non-durable goods manufacturing and general industry companies of similar size. This sample includes a majority of the companies within Potlatch Corporation's peer group and other companies outside of Potlatch Corporation's peer group to which Potlatch Corporation compares its compensation but not corporate performance. Potlatch Corporation uses a broader sampling of companies to establish median compensation ranges because many of Potlatch Corporation's peer group companies are much larger than Potlatch Corporation or are otherwise not suitable for compensation comparison purposes.

Wealth Accumulation Analysis. The Potlatch Committee periodically reviews a wealth accumulation analysis prepared by Deloitte in establishing Potlatch Corporation's executive officers' compensation. The Potlatch Committee reviewed such an analysis in February 2008. The wealth accumulation analysis is comprised of an assessment of the potential value of equity holdings for each of Potlatch Corporation's executive officers, including Messrs. DeVleming and Seamans, based on multiple company stock price scenarios over a five-year period. The purpose of the analysis is to identify the potential wealth that may be created as a result of Potlatch Corporation's compensation program and assist the Committee in determining if that wealth creation is appropriate given Potlatch Corporation's performance.

Individual Performance. Potlatch Corporation adjusts compensation against the median level for individual executives, as appropriate, to recognize variables such as job performance, long-term potential and tenure for purposes of recruitment and retention. Total cash and total direct compensation (defined as base salary plus short- and long- term incentives) earned by Potlatch Corporation's executives may vary from the market median (above or below) based on actual performance relative to its plan.

2007 Peer Group. Potlatch Corporation measures its relative corporate performance against a peer group of companies. For 2007, Potlatch Corporation's peer group for purposes of setting corporate performance measures consisted of the following companies:

| | | |
|---|---|---|
| Abitibi Bowater, Inc.<br>Canfor Corporation<br>Caraustar Industries, Inc.<br>Cascades, Inc.<br>Catalyst Paper Company<br>Chesapeake Corporation<br>Deltic Timber Corporation<br>Glatfelter International Forest<br>    Products, Ltd. | International Paper Company<br>Kimberly-Clark Corporation<br>Louisiana-Pacific Corporation<br>MeadWestvaco Corporation<br>Norbord, Inc.<br>Packaging Corporation of America<br>Plum Creek Timber Company, Inc.<br>Pope & Talbot, Inc. | Rayonier, Inc.<br>Rock-Tenn Company<br>Smurfit-Stone Container<br>Corporation<br>Sonoco Products Company<br>Taiga Building Products, Ltd.<br>Tembec, Inc.<br>Temple-Inland, Inc.<br>Universal Forest Products, Inc.<br>West Fraser Timber Company<br>Western Forest Products<br>Weyerhaeuser Company |

*Potlatch Corporation's Compensation Components*

Potlatch Corporation balances its executives' compensation packages among three components:

- Base salary;

- Short-term, or annual, cash incentives; and

- Long-term equity incentives.

Compensation Component Objectives. The Potlatch Committee's goal in determining compensation for Potlatch Corporation's executive officers is to award compensation that is reasonable in relation to Potlatch Corporation's compensation philosophy. Salaries are provided to employees as compensation for basic services to the company and to meet the objective of attracting and retaining the talent needed to run Potlatch Corporation's business. Potlatch Corporation's short-term incentives reward employees for helping Potlatch Corporation achieve annual financial targets and outperform Potlatch Corporation's peers, and Potlatch Corporation's long-term incentives reward employees for helping Potlatch Corporation pay higher returns to its stockholders and outperform Potlatch Corporation's peers. Potlatch Corporation also compensates executives with higher levels of responsibility with a higher proportion of at-risk compensation and a larger proportion of equity compensation, so their interests are more closely aligned with those of Potlatch Corporation's stockholders.

To ensure fiscal discipline, Potlatch Corporation sets threshold performance levels below which no incentive payments are to be made and sets caps on the aggregate amount of short-term incentive compensation that Potlatch Corporation can pay.

Base Salary. The Potlatch Committee targets executive base salaries at the median of competitive practice, with such adjustments as management and the Potlatch Committee deem necessary based upon the individual executive's job performance, long-term potential and tenure. Potlatch Corporation has base salary ranges for each level, or pay grade, for all of Potlatch Corporation's salaried employees. The placement of an executive's rate of pay within the salary range for a given position corresponds to the executive's level of experience and performance relative to his or her individual written performance plan. The performance plan contains operational, financial and customer-oriented objectives determined by the executive together with his or her supervisor.

Short-Term Incentives. Potlatch Corporation's short-term incentive program links compensation to annual company performance by awarding cash bonuses for achieving pre-defined performance goals.

*Target Opportunities*. Target annual bonuses for Potlatch Corporation's executive officers are defined as a set percentage of base salary, based on the pay grade of each officer's position. The Potlatch Committee periodically reviews these target percentages for Potlatch Corporation's executive officers and approves modifications to the target percentages when appropriate, based in part on the recommendations and input of management and Deloitte after a review of competitive practice.

*Earned Awards*. Target awards are subject to adjustment based on corporate and operating division financial performance modifiers. At the end of the year, actual financial performance is calculated and the results are compared to the Potlatch Committee's pre-approved scales (which are established at the beginning of the year) to determine the modifiers to apply to the target awards. Awards are further adjusted based on individual performance modifiers that are determined based on the individual employee's annual performance review.

Once set by the Potlatch Committee, target performance measures are not generally changed. However, upon the completion of the calculations for all eligible corporate and operating division employees, the Potlatch Committee is provided discretion under Potlatch Corporation's short-term incentive plan to modify individual short-term incentive awards, or awards to all eligible employees as a group, after considering an individual's performance, operating division's performance, Potlatch Corporation's overall performance or unusual, extraordinary or infrequently occurring items. The Potlatch Committee also considers safety performance, environmental performance, and other factors when considering awards to be approved.

Earned awards are paid in cash, except for an executive officer who does not meet his or her stock ownership requirement, in which case awards are paid 50% in cash and 50% in stock, or if the award is deferred. Under the terms of Potlatch Corporation's short-term incentive plan, the Potlatch Committee has discretionary authority to limit the amount and alter the time and form of payment of annual bonus awards if the aggregate amount of awards to be paid exceeds 6% of Potlatch Corporation's pre-tax income or if no cash dividend was declared for the year. The Potlatch Committee did not exercise this authority in 2007.

Long-Term Incentives. Under Potlatch Corporation's long-term incentive program, which is intended to link compensation to long-term company performance, Potlatch Corporation grants two types of equity awards:

- performance shares, which are tied to total stockholder return over a three-year period and reward employees for high performance, encourage them to focus on enhancing long-term stockholder value and align management's and stockholders' interests; and

- restricted stock units, or RSUs, which vest over time and aid in the recruitment and retention of key employees.

*Performance Shares.* Upon Potlatch Corporation's conversion to a REIT in January 2006, the Potlatch Committee stopped granting stock options and began granting performance shares as the sole form of long-term incentive provided to Potlatch Corporation's senior level employees as part of their annual compensation package. Potlatch Corporation believes performance shares are less dilutive to stockholders because fewer performance shares need be granted compared to options to achieve a similar monetary target value for the award granted. Potlatch Corporation also believes they provide a superior incentive for Potlatch Corporation's employees compared to stock options due to Potlatch Corporation's high dividend yield as a REIT.

Performance shares are granted at the target performance level, and are earned based on Potlatch Corporation's total stockholder return, or TSR, performance over a three-year period relative to Potlatch Corporation's peer group. TSR is stock price appreciation plus cash distributions.

*Restricted Stock Units.* Potlatch Corporation uses RSUs to help recruit or retain key employees and to align the interests of newly hired executives with those of its stockholders. For example, Potlatch Corporation has granted RSUs to newly hired executives to replace the value of equity awards that were forfeited when they left their prior employer.

*Long-Term Incentive Opportunities*. Based on an assessment of competitive long-term incentive opportunities by Deloitte, and an evaluation of those levels by the Potlatch Committee, "guideline" long-term incentive values are developed for each pay grade for which awards are granted. The guideline long-term incentive values, which are based upon the median of competitive practice, are then converted to a guideline number of performance shares based on the average closing price for Potlatch Corporation's common stock over a fixed period of time as of the beginning of the performance period. The actual number of performance shares granted to eligible employees aside from the CEO is further subject to an increase or decrease at the Potlatch Committee's discretion, based upon management's assessment of an individual employee's past contributions and potential future contributions to the company.

*Timing of Long-Term Incentive Awards*. The effective grant date for equity awards is the day of the Potlatch Committee meeting at which the awards are approved. These meetings are scheduled well in advance of the actual meeting date and are not coordinated with the release of any material, non-public information.

*Limitations on and Adjustments to Long-Term Awards.* The Potlatch Committee reserves the right to reduce or eliminate any award to an employee, or to all senior employees as a group, if it determines that TSR has been insufficient, or if Potlatch Corporation's financial or operational performance has been inadequate. The Potlatch Committee did not exercise this authority in 2007.

*Performance Measures and Target Setting*

*Annual Incentive Awards.* Because of Potlatch Corporation's relatively recent transition to a REIT and the fact that it has manufacturing operations, it continued in 2007 to use the following performance measures as part of its short-term incentive program:

- Relative pre-tax return on equity, or ROE, measured at the corporate level against the performance of Potlatch Corporation's peer group; and

- Absolute pre-tax return on invested capital, or ROIC, measured at the operating division level against pre-defined targets based upon each division's operating budget for the year relative to its invested capital (total division assets minus current liabilities) at the beginning of the year.

The Potlatch Committee believed ROE provided an appropriate measure of performance against peers during up and down cycles and the ROIC measure helped reinforce the need for Potlatch Corporation's operating divisions to attain an acceptable return on the assets that they were responsible for managing.

Short-term incentive bonuses for 2007 performance paid to Messrs. DeVleming and Seamans were based 50% on Potlatch's corporate pre-tax ROE performance and 50% on their respective operating division's pre-tax ROIC performance.

Performance scales for corporate ROE and division ROIC were established by the Potlatch Committee at the beginning of 2007. The 2007 ROE performance scale and the corresponding award modifiers as a multiple of target were as follows:

| Performance Level | Pre-Tax ROE Percentile Rank (Versus Peer Group) | Award Modifier (Multiple of Target) |
|---|---|---|
| Threshold | 33rd Percentile | 0.25x Target |
| Target | 57th Percentile | 1.00x Target |
| Maximum | 97th Percentile | 2.00x Target |

The award modifier for ROE performance proportionately increases or decreases between threshold and target levels and between target and maximum levels.

The 2007 ROIC performance scale for the consumer products and pulp and paperboard operating divisions of Potlatch Corporation and the corresponding award modifiers as a multiple of target were as follows:

| Performance Level | Pre-Tax ROIC Consumer Products | Pre-Tax ROIC Pulp and Paperboard | Award Modifier (Multiple of Target) |
|---|---|---|---|
| Threshold | 8.0% | 8.0% | 0.10x Target |
| Target | 12.57% | 11.0% | 1.00x Target |
| Maximum | 17.65% | 14.35% | 2.00x Target |

The award modifiers for ROIC performance also proportionately increase between threshold and target levels and between target and maximum levels. Potlatch Corporation has historically used a threshold ROIC of 8.0%, except in special circumstances approved by the Potlatch Committee, as such a return has been considered the minimum necessary to provide an acceptable return to Potlatch Corporation's stockholders before beginning to pay annual incentive bonuses.

*Long-Term Incentive Awards.* For the 2007-2009 performance period, the relative TSR performance scale and the corresponding number of shares earned as a percentage of target were set by the Potlatch Committee as follows:

| Performance Level | Total Stockholder Return Percentile Rank (Versus 2007 Peer Group) | Number of Shares Earned (Percentage of Target) |
|---|---|---|
| Threshold | 33rd Percentile | 25% of Target |
| Target | 57th Percentile | 100% of Target |
| Maximum | 97th Percentile | 200% of Target |

The number of performance shares earned for relative TSR performance proportionately increases or decreases between threshold and target levels and between target and maximum levels.

*Threshold, Target and Maximum.* The Potlatch Committee believed that for purposes of measuring relative corporate performance for awarding annual or long-term incentives:

- the 33rd Percentile was an appropriate "floor" for purposes of setting a minimum standard of performance necessary to earn an award because it is consistent with Potlatch's philosophy of placing the officer's compensation at risk if minimal performance is not achieved;

- the 57th Percentile was an appropriate measure for purposes of paying 100% of the target amount because it is in line with Potlatch Corporation's philosophy of targeting compensation at median levels; and

- the 97th Percentile was an appropriate measure for purposes of paying 200% of the target amount because it is in line with Potlatch Corporation's philosophy of maintaining fiscal discipline by capping total compensation while also rewarding executives for achieving superior performance.

*Comparison and Adjustments*

As part of its services to the Potlatch Committee, Deloitte reviewed the components of each of Potlatch Corporation's officers' compensation prior to the start of 2007. The review revealed the following aggregate information:

- for base salary and short-term incentives—the target was, on average, six percentage points below market median; and

- for long-term incentives—the target was, on average, three percentage points below the market median.

As a result of Deloitte's analysis, the recommendations of Potlatch Corporation's CEO as to his direct reports and the Potlatch Committee's decisions based upon that analysis and those recommendations, the

Potlatch Committee decided to implement the following changes in target compensation to Messrs. DeVleming and Seamans:

| Name | Base Salary Increase (% increase) | Target Short-Term Bonus Increase 2007 v. 2006 (% of base salary) | Long-Term Equity Award Guideline 2007 v. 2006 (% of salary grade mid-point) |
|---|---|---|---|
| Robert DeVleming ..... | 3.0% merit, 2.0% equity | Changed from 40% to 45% | Left unchanged at 75% |
| Harry D. Seamans ...... | 3.5% | Left unchanged at 45% | Left unchanged at 75% |

To align the goals of Potlatch Corporation's executives with higher levels of responsibility with its short- and long-term business goals, Potlatch Corporation compensates executives with a higher proportion of at-risk compensation. The following table shows the target and the actual amounts for salary and annual and long-term incentive awards for Messrs. DeVleming and Seamans, along with the 2007 percentage of total direct compensation represented by the amount of each component (i.e., the mix of pay).

| Name | TARGET 2007 TOTAL DIRECT COMPENSATION (1) | | | ACTUAL 2007 TOTAL DIRECT COMPENSATION | | |
|---|---|---|---|---|---|---|
| | Salary (% of Total) | Target short-term incentive award (cash) (% of Total) | Guideline long-term incentive grant value (equity) (2) (% of Total) | Salary (3) (% of Total) | Actual short-term incentive award (cash) (% of Total) | Actual long-term incentive grant value (equity) (2) (% of Total) |
| Robert DeVleming .......... | $252,480 | $112,700 | $178,920 | $250,450 | $109,900 | $148,575 |
| | (46.5%) | (20.7%) | (32.8%) | (49.2%) | (21.6%) | (29.2%) |
| Harry D. Seamans ........... | $288,180 | $129,000 | $200,081 | $286,560 | $238,300 | $198,100 |
| | (46.7%) | (20.9%) | (32.4%) | (39.6%) | (33%) | (27.4%) |

(1) Total direct compensation is the sum of base salary, short-term incentives, and long-term incentives.

(2) These amounts represent the dollar value of the long-term equity incentive guideline and actual award granted in December 2006 for the Potlatch Corporation performance period 2007-2009, valued using a 10-day average closing stock price prior to the December 1, 2006 grant date of $39.62. If Messrs. DeVleming and Seamans were to remain under the Potlatch Corporation compensation program, such amounts may or may not be paid out depending on Potlatch Corporation's performance over the three year period. The table on page 98 lists the performance measures and the achievement attained relative to threshold, target, and maximum goals for those awards. The performance shares granted by Potlatch Corporation to Messrs. DeVleming and Seamans will be terminated at the spin-off, and we have agreed in the employee matters agreement to issue new equity awards of equivalent value to replace those cancelled performance share grants.

(3) Salary increases for 2007 did not go into effect until March 1, 2007, which explains discrepancies between target and actual salaries.

The actual 2007 short-term incentive awards differ from targeted 2007 amounts as a result of

- each officer's individual performance;

- Potlatch Corporation's actual 2007 corporate pre-tax ROE performance relative to its peer group, which resulted in a multiplier of 1.56; and

- actual 2007 pre-tax ROIC performance for each operating division (for operating division vice presidents only), which resulted in the following multipliers:

| Operating Division | Actual 2007 ROIC | Approved Award Modifier (Multiple of Target) |
|---|---|---|
| Consumer Products .......................................... | 7.8% | 0 |
| Pulp and Paperboard ........................................ | 12.7% | 1.52 x Target |

Individual performance modifiers could range from 0.0 to 1.4 times the target award. The threshold individual modifier is 0.5, below which no bonus was awarded.

For 2007, Potlatch Corporation's reported earnings from continuing operations before taxes were $87.2 million, which excluded a pre-tax loss from discontinued operations of $39.6 million resulting from the sale of its Boardman, Oregon hybrid poplar tree farm. Because it was the right strategic decision to divest the Boardman assets, the Potlatch Committee chose to exercise its discretion and exclude recognition of that loss for purposes of calculating pre-tax ROE. Additionally, in order to provide an equal comparison with Potlatch Corporation's peer group, any discontinued operations reported by individual companies in the peer group were excluded in calculating their respective pre-tax ROE from continuing operations. Accordingly, Potlatch Corporation excluded the $39.6 million loss reported from discontinued operations in connection with the Boardman sale, which resulted in a pre-tax ROE of 15.1% from continuing operations to compare with the similarly adjusted peer group pre-tax ROEs from continuing operations. This resulted in a multiplier of 1.56 being approved by the Potlatch Committee and applied to the portion of cash bonuses to be paid for corporate performance. Had the pre-tax ROE included the results of discontinued operations for Potlatch Corporation and the other members of the peer group, Potlatch Corporation would have had a pre-tax ROE of 8.2%, which would have resulted in a multiplier of 1.12.

**2008 Potlatch Corporation Compensation Program Changes**

Based on a total compensation study undertaken by management in 2007 the Potlatch Committee approved several changes to Potlatch Corporation's incentive plans and peer group beginning in 2008.

*Short-Term Incentives*

*Performance Measures.* In order to reflect both Potlatch Corporation's REIT structure and Potlatch Corporation's manufacturing operations, in 2008 Potlatch Corporation will use the following performance measures for the purposes of the annual incentive awards:

- Funds from Operations, or FFO, measured at the corporate level against pre-defined targets; and

- Earnings before interest, taxes, depreciation, depletion and amortization, or EBITDDA, measured at the operating division level against pre-defined targets.

Potlatch Corporation defines FFO as net earnings, less the benefit from taxes resulting from the reversal of timber-related deferred tax liabilities that are no longer necessary as a result of Potlatch Corporation's REIT conversion, plus depreciation, depletion and amortization. The use of this measure is intended to focus participants on generating profits by both increasing revenues and controlling costs. In addition, FFO is the primary measure used by the investment community to measure REIT performance. Potlatch Corporation believes that the use of this measure would further improve the alignment of Potlatch Corporation's employees' and stockholders' interests. Furthermore, the Potlatch Committee believes that at the division level, measuring earnings rather than returns is a simpler approach and provided more line-of-sight to employees, as the divisions do not make capital allocation decisions.

*Plan Mechanics*. Each year, a target incentive pool value will be calculated based on the sum of the target short-term incentive amounts for each participant in the plan. At the end of each year, the Potlatch Committee will approve the funding for the incentive pool based on Potlatch Corporation's performance against the pre-determined FFO targets. The incentive pool can fund from 0% to 200% of the target pool. The funded pool is then allocated by the Potlatch Corporation CEO to the corporate and operating divisions based on the following:

- Corporate: corporate FFO performance, modified based on the achievement of measurable strategic objectives; and

- Operating Divisions: operating division EBITDDA performance (weighted 75%) and corporate FFO performance (weighted 25%).

The Potlatch Committee believes that a corporate link in the operating division allocation is necessary to keep a division motivated to maximize its contribution to overall FFO in the event that the division enters a down-cycle and the division-specific goals cannot be reached. The Potlatch Corporation CEO has discretion to adjust the corporate and operating division incentive pools, subject to the maximum aggregate funded pool approved by the Potlatch Committee. The Potlatch Committee has discretion to adjust the earnings used in the FFO and EBITDDA calculations for extraordinary items, as appropriate.

The operating division vice presidents, including Messrs. DeVleming and Seamans, allocate their available incentive pool among individual participants based on respective annual performance reviews. Individual awards range from zero to 2.0 times target. Potlatch Corporation increased the maximum individual performance modifier from 1.4 to 2.0 because it allowed for greater differentiation among employees and allowed for greater incentives for superior performance.

*Performance Target Setting.* The 2008 FFO performance scale and the corresponding incentive pool modifiers as a multiple of target are as follows for Potlatch Corporation:

| Performance Level | FFO Performance (Versus Budget) | Incentive Pool Modifier (Multiple of Target) |
| --- | --- | --- |
| Threshold | 80% of Budget | 0.25 x Target Pool |
| Target | 100% of Budget | 1.00 x Target Pool |
| Maximum | 126.7 % of Budget | 2.00 x Target Pool |

The incentive pool modifier for FFO performance proportionately increases or decreases between threshold and target levels and between target and maximum levels. The incentive pool is not funded for FFO performance below the threshold. The funding scale is designed to contribute a fixed percentage of every dollar of FFO above threshold to the incentive pool. The Potlatch Corporation budget, which includes an FFO target, is approved by Potlatch Corporation's Board of Directors annually, and the FFO performance scale is established by the Potlatch Committee based on the approved budget and on the input and recommendations of management.

Operating division EBITDDA budgets are established by the Potlatch Corporation CEO and reflected in the annual budget approved by Potlatch Corporation's Board of Directors. EBITDDA performance scales are established by the Potlatch Committee based on the approved budget and on the input and recommendations of management.

*Long-Term Incentives*

Prior to 2007, long-term incentive awards were granted in December and short-term performance measures were set in February. As part of the redesign of Potlatch Corporation's compensation program, the Potlatch Committee made grants of long-term incentive awards in February so that it could simultaneously review and set the performance goals for short-term and long-term incentives.

Beginning in 2008, long-term incentive awards include both a performance share component and an RSU component as a portion of the total award. The total award for all eligible employees, including Messrs. DeVleming and Seamans, consists of the two components: 75% in the form of performance shares that may pay out based on Potlatch Corporation's TSR compared to that of Potlatch Corporation's new peer group at the end of a three-year performance period, and 25% in the form of time-vested RSUs with a 3-year cliff vesting (100% vesting on third anniversary of date of grant). Potlatch Corporation believes that RSUs enhance retention of officers and other key personnel because the RSUs to be granted will only vest after three years. Additionally, such awards encourage the recipients to increase the value of the award over the three-year period since they would not be paid out until the end of the vesting period. The use of RSUs as part of Potlatch Corporation's long-term incentives is also consistent with the practices of Potlatch Corporation's peer group. Long-term incentives would continue to be based on TSR for performance measurement purposes. For the 2008-2010 performance period, the relative TSR performance scale and the corresponding number of shares earned as a percentage of target were set by the Potlatch Committee as follows:

| Performance Level | Total Stockholder Return Percentile Rank (Versus 2008 Peer Group) | Number of Shares Earned (Percentage of Target) |
|---|---|---|
| Threshold | 33rd Percentile | 25% Target |
| Target | 50th Percentile | 100% Target |
| Maximum | 85th Percentile | 200% Target |

The number of performance shares earned for relative TSR performance increases or decreases proportionately between threshold and target levels and between target and maximum levels. The Potlatch Committee continues to believe that no performance shares should be earned for performance below the bottom third of Potlatch Corporation's peers. The maximum award of two times target will require that Potlatch Corporation outperform 13, or 85%, of Potlatch Corporation's 16 peers. Based on actual market performance over the past ten years encompassing eight three-year performance cycles, had Potlatch Corporation granted performance shares on this basis, Potlatch Corporation would have failed to meet the threshold 38% of the time (i.e., three out of eight times) and the maximum would have been met only once.

*Potlatch Corporation's 2008 Peer Group*

For 2008, based upon the analysis of, and in consultation with, both Mercer and Deloitte, Potlatch Corporation revised its peer group to include a more focused set of companies with stronger comparability to Potlatch Corporation's various lines of business and to include a greater representation of companies that reflect the REIT/real estate aspect of its business. Potlatch Corporation also excluded Canadian companies from the peer group due to the potential impact of Canadian government subsidies that could place US-based companies at a disadvantage when making relative performance comparisons. The new peer group to be used beginning in 2008 by Potlatch Corporation consists of the following 16 companies:

| Company | Previous Peer | Annual Revenue(1) | Market Cap (2) | GICS Sub-Industry |
|---|---|---|---|---|
| Kimberly-Clark | ✓ | $17,815 | $29,379 | Household Products |
| Weyerhaeuser | ✓ | $17,170 | $15,567 | Forest Products |
| Smurfit-Stone Container | ✓ | $ 7,398 | $ 2,705 | Paper Packaging |
| MeadWestvaco | ✓ | $ 6,829 | $ 5,781 | Paper Products |
| Sonoco Products | ✓ | $ 3,969 | $ 3,249 | Paper Packaging |
| Universal Forest Products | ✓ | $ 2,500 | $ 560 | Building Products |
| Rock-Tenn | ✓ | $ 2,316 | $ 965 | Paper Packaging |
| Packaging Corp of America | ✓ | $ 2,289 | $ 2,971 | Paper Packaging |
| Plum Creek Timber | ✓ | $ 1,550 | $ 7,933 | Specialized REITs |
| Rayonier | ✓ | $ 1,263 | $ 3,685 | Specialized REITs |
| Wausau Paper | | $ 1,236 | $ 452 | Paper Products |
| Chesapeake | ✓ | $ 1,047 | $ 103 | Paper Packaging |
| Caraustar Industries | ✓ | $ 865 | $ 91 | Paper Packaging |
| St. Joe | | $ 500 | $ 2,640 | Real Estate Mgmt. & Dev. |
| Deltic Timber | ✓ | $ 131 | $ 643 | Forest Products |
| Pope Resources | | $ 51 | $ 200 | Forest Products |
| Median | | $ 1,919 | $ 2,673 | Various |
| Potlatch | | $ 1,627 | $ 1,742 | Specialized REITs |

(1) In millions, as of September 30, 2007.

(2) In millions, as of December 31, 2007.

## Executive Compensation Tables

The following historical compensation information reflects the compensation paid by Potlatch Corporation to Messrs. DeVleming and Seamans for their service to Potlatch Corporation. The overall historical compensation package described below, and the components thereof, may not necessarily be indicative of the compensation they will receive from us following the spin-off. Our other named executive officers were not employed by Potlatch Corporation or us before 2008, and are therefore not listed in the following tables.

### 2007 Compensation

*2007 Summary Compensation Table*

| Name and Principal Position with Potlatch Corporation | Year | Salary ($) | Bonus ($) | Stock Awards ($) (1) | Non-Equity Incentive Plan Compen- sation ($) (2) | Change in Pension Value and Nonqualified Deferred Compen- sation Earnings ($) (3) | All Other Compen- sation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Robert P. DeVleming . . . . . Vice President, Consumer Products Division | 2007 | $250,450 | — | $156,960 | $109,900 | $148,552 | $ 9,783 | $675,645 |
| | 2006 | $238,950 | — | $107,871 | $150,400 | $114,334 | $ 9,474 | $621,029 |
| Harry D. Seamans . . . . . . . . Vice President, Pulp and Paperboard Division | 2007 | $286,560 | — | $204,504 | $238,300 | $198,760 | $12,210(4) | $940,334 |
| | 2006 | $276,890 | — | $144,576 | $189,900 | $161,352 | $38,134 | $810,852 |

---

(1) For 2007 this column shows the values for performance shares granted in prior years for three-year performance periods beginning in 2005, 2006 and 2007, respectively, pursuant to Potlatch Corporation's long-term incentive plan. The amounts shown reflect the compensation expense taken by Potlatch Corporation in accordance with Statement of Financial Accounting Standard No. 123 (Revised 2004)— *Share Based Payment*, or FAS 123R, for the applicable fiscal year. For additional information regarding the assumptions made in calculating the FAS 123R values, please refer to Note 14 to the Consolidated Financial Statements of Potlatch Corporation included in Potlatch Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on February 20, 2008.

(2) This column shows cash bonuses earned under Potlatch Corporation's annual incentive plan. Annual bonuses relating to performance in 2007 were actually paid in 2008.

(3) Represents the aggregate annual change in the actuarial present value of accumulated pension benefits under all of Potlatch Corporation's defined benefit and actuarial plans. No portion of the amounts shown in this column is attributable to above market or preferential earnings on deferred compensation.

(4) Includes 401(k) match by Potlatch Corporation and premiums paid by Potlatch Corporation for life and accidental death & dismemberment insurance.

*Grants of Plan-Based Awards for 2007*

| Name | Grant Date (1) | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | |
| Robert P. DeVleming .. | | $ 9,850 | $112,700 | $315,560 | | | | | |
| Harry D. Seamans .... | | $11,300 | $129,000 | $361,200 | — | — | — | — | — |

(1) Actual amounts paid under Potlatch Corporation's annual incentive plan for performance in 2007 were paid on February 21, 2008, and are reflected in the 2007 Summary Compensation Table above in the column titled "Non-Equity Incentive Plan Compensation." Awards granted to Messrs. Seamans and DeVleming under Potlatch Corporation's annual incentive plan were subject to an individual performance modifier, which ranged from zero to 1.4, based on their individual performance measures established by Potlatch Corporation for the year. The threshold personal modifier was 0.5, below which no bonus would have been paid. A modifier of 0.5 would have resulted in only one half of the bonus amount otherwise payable under Potlatch Corporation's annual incentive plan, and a modifier of 1.4 would have resulted in 140% of such bonus amount. The amounts shown for Target assume a modifier of 1.0. To show the lowest and highest awards available, the amounts shown for Threshold assume a performance modifier of 0.5 and those for Maximum assume a modifier of 1.4.

## Current Equity Holdings

For a discussion of the treatment of equity awards listed below in connection with the spin-off, please see the discussion above under the heading "Compensation Actions Taken by Potlatch Corporation prior to the Spin-off."

*2007 Outstanding Equity Awards at Fiscal Year End*

| Name | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable (1) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares of Stock That Have Not Yet Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (2) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3) |
| Robert P. DeVleming | | | | | | | | | |
| Stock Option Grant (1998) .. | 451 | — | — | 25.1112 | 12/3/2008 | — | — | — | — |
| Stock Option Grant (1999) .. | 5,713 | — | — | 27.5226 | 12/2/2009 | — | — | — | — |
| Stock Option Grant (2002) .. | 6,314 | — | — | 16.5501 | 12/5/2012 | — | — | — | — |
| Stock Option Grant (2003) .. | 2,173 | — | — | 22.0713 | 12/4/2013 | — | — | — | — |
| Stock Option Grant (2004) .. | 5,156 | — | — | 35.4393 | 12/2/2014 | — | — | — | — |
| Performance Share Grant (2006-08) .............. | | | | | | | | 10,402 | $462,265 |
| Performance Share Grant (2007-09) .............. | | | | | | | | 7,842 | $348,498 |
| Harry D. Seamans | | | | | | | | | |
| Stock Option Grant (2002) .. | 4,961 | — | — | 16.5501 | 12/5/2012 | — | — | — | — |
| Stock Option Grant (2003) .. | 6,014 | — | — | 22.0713 | 12/4/2013 | — | — | — | — |
| Stock Option Grant (2004) .. | 6,459 | — | — | 35.4393 | 12/2/2014 | — | — | — | — |
| Performance Share Grant (2006-08) .............. | — | — | — | — | — | — | — | 13,518 | $600,740 |
| Performance Share Grant (2007-09) .............. | — | — | — | — | — | — | — | 10,456 | $464,665 |

(1) In December 2005, Potlatch Corporation approved an amendment to outstanding employee stock option agreements granted on December 2, 2004 to accelerate vesting, effective December 31, 2005, by approximately eleven months. All of these options were otherwise scheduled to vest on December 2, 2006. The purpose of the accelerated vesting was to enable Potlatch Corporation to avoid recognizing in its statement of operations non-cash compensation expense associated with these options in future periods, upon the implementation of FAS 123R in January 2006. As a result of the action taken by Potlatch Corporation, all outstanding options to purchase shares of Potlatch Corporation's common stock held by Messrs. Seamans and DeVleming were fully vested as of December 31, 2005.

(2) This column shows performance shares granted by Potlatch Corporation, plus dividend equivalents accrued through December 31, 2007. Potlatch Corporation amended its performance share award agreement form so that dividend equivalents for awards granted beginning in August of 2006 were calculated using the closing price of Potlatch Corporation's common stock on the day a cash distribution was paid. Dividend equivalents for awards granted before that time were calculated using the average closing price for November and December of 2007. The award grants for the 2006-2008 and 2007-2009 performance periods are shown at 200% of the target grant based on actual performance in 2007. Since the awards are for three-year performance periods that end on December 31, 2008 and 2009 respectively, the actual number of shares that could have been issued upon settlement of these awards may vary from the amounts shown in this table. Prior to 2007, long-term incentive awards were determined by Potlatch Corporation in December.

(3) Value calculated using the $44.44 per share closing price of Potlatch Corporation's common stock on December 31, 2007.

*2007 Option Exercises and Stock Vested Table*

| | Stock Awards | |
| --- | --- | --- |
| | **Number of Shares Acquired on Vesting (#) (1)** | **Value Realized on Vesting ($) (2)** |
| **Name** | | |
| Robert P. DeVleming ............................... | 5,324 | $236,599 |
| Harry D. Seamans ................................... | 6,693 | $297,437 |

(1) This column shows the gross number of performance shares granted for the performance period 2005-2007, plus distributions accrued during the three-year performance period. Potlatch Corporation's total stockholder return at the end of the three-year performance period placed it in the 84th percentile of Potlatch Corporation's peer group, which resulted in a multiplier of 171% being applied to the target grant of performance shares. Potlatch Corporation approved settlement of these performance shares in February 2008 and actual settlement occurred in the same month, which included withholding for tax purposes and thus receipt of fewer shares by Messrs. Seamans and DeVleming than shown in the table.

(2) Although the performance shares were settled in February 2008, the value of the performance shares was calculated using the $44.44 per share closing price of Potlatch Corporation's common stock on December 31, 2007. The dividend equivalents were calculated using the average closing price of Potlatch Corporation's common stock for November and December of 2007, which was $45.04.

**Post-Employment Compensation**

*Pension Benefits Table*

The table below shows the actuarial present value of Messrs. Seamans' and DeVleming's accumulated benefit payable on retirement under Potlatch Corporation's tax-qualified Salaried Employees' Retirement Plan, or Retirement Plan, and Potlatch Corporation's non-qualified Salaried Employees' Supplemental Benefit Plan, or

Supplemental Plan I, and Potlatch Corporation's Supplemental Benefit Plan II, or Supplemental Plan II. The Supplemental Plan I and Supplemental Plan II are referred to collectively as the Supplemental Plans.

| Name | Plan name | Number of years credited service (#) | Present value of accumulated benefit ($) | Payments during last fiscal year ($) |
|------|-----------|-------------------------------------|------------------------------------------|---------------------------------------|
| Robert P. DeVleming . . . . . | Supplemental Plan I | 26.82 | $149,964 | $0 |
| Robert P. DeVleming . . . . . | Supplemental Plan II | 29.82 | $137,018 | $0 |
| Robert P. DeVleming . . . . . | Retirement Plan | 29.82 | $602,705 | $0 |
| Harry D. Seamans . . . . . . . | Supplemental Plan I | 27.53 | $214,889 | $0 |
| Harry D. Seamans . . . . . . . | Supplemental Plan II | 30.53 | $303,194 | $0 |
| Harry D. Seamans . . . . . . . | Retirement Plan | 30.78(1) | $619,609 | $0 |

(1) Mr. Seamans had credited service under the Retirement Plan exceeding his actual service by .25 years as of December 31, 2007. The additional credited service serves to increase the benefit amount paid under the Retirement Plan and reduce the benefit paid from the Supplemental Plans, under which no credit is given for additional years of service. No augmentation of the total formula benefit occurs as a result of the additional service, but more of the total benefit is payable from the Retirement Plan.

The following assumptions were made in calculating the present value of accumulated benefits:

- discount rate of 6.40%;

- zero percent future salary growth;

- normal retirement age of 62;

- service as of the fiscal year-end;

- mortality expectations based on RP2000 Combined Mortality for 2006, and RP2000 Mortality (which are commonly used sources for estimating mortality dates) with 15 years projection for 2007; and

- IRS limitations and Social Security covered compensation are as of the measurement date.

*Summary of Potlatch Corporation Plan Benefits:*

Regular, full-time salaried employees are eligible to receive retirement benefits under Potlatch Corporation's Retirement Plan. For purposes of calculating the Retirement Plan benefit, earnings include base salary and annual bonus awards. Benefits paid under the Retirement Plan are calculated as follows:

| Benefit | Benefit Available If: | Benefit Amount |
|---|---|---|
| Normal Retirement | Eligible employee is age 65 when pension starts | Normal monthly benefit calculation<br>• Final average monthly earnings (highest consecutive 60 months of final 120 months earnings)<br>• Multiplied by 1%<br>• Multiplied by years of credited service<br>Plus<br>• Portion of final average monthly earnings that exceeds the Social Security Benefit Base<br>• Multiplied by 1/2%<br>• Multiplied by years of credited service up to 35 |
| Early Retirement | Employment with company terminates after eligible employee turns 55 and has ten or more years of vesting service | Calculate the monthly normal retirement benefit (as described above), then reduce that amount by 5/12 of 1% (5% per year) for each month the retirement age is less than age 62 |

ERISA mandated survivor benefits are paid under Potlatch Corporation's Retirement Plan. Pension benefits may be paid in the form of a life annuity. Alternate annuity forms of payment are available subject to the actuarial reduction factors used for all salaried employees in the Retirement Plan. Benefits with total actuarial present value less than $5,000 are paid in a lump sum.

The retirement benefit payable under Potlatch Corporation's Retirement Plan is supplemented by benefits paid under Potlatch Corporation's Supplemental Plans. Benefits paid under the Supplemental Plans are calculated in accordance with the normal retirement benefit formula or early retirement formula described in the table above with respect to the Retirement Plan taking into account the retirement benefit that would have been paid under the Retirement Plan if:

- the limitations imposed by the Internal Revenue Code on maximum eligible annual earnings ($225,000 in 2007) and maximum annual retirement benefits ($180,000 in 2007) did not apply;

- any deferred bonus awards were paid to the eligible employee in the year deferred; and

- any additional years of credited service provided under the Retirement Plan were not included.

From this sum, the benefit paid under the Retirement Plan is subtracted to determine the benefit paid under the Supplemental Plans.

For example, in 2004, the maximum compensation allowed under the qualified plan was $205,000. For an executive earning $250,000 in 2004, Potlatch Corporation's Retirement Plan uses compensation of $205,000 in the benefit formula, while the Supplemental Plan I uses the full $250,000, producing a higher total benefit value.

The Potlatch Corporation's Supplemental Plan I benefit is offset by the benefit amount payable from Potlatch Corporation's Retirement Plan. The benefit payable under the Supplemental Plan I was frozen as of December 31, 2004. Potlatch Corporation's Supplemental Plan II is the successor plan to the Supplemental Plan I. The benefits paid under the Supplemental Plan II are calculated in a similar manner as benefits under the Supplemental Plan I, but include compensation and service after December 31, 2004. The Supplemental Plan I benefit is an offset to the benefit under the Supplemental Plan II formula.

Full-time salaried employees who are eligible to participate in Potlatch Corporation's Retirement Plan and whose annual earnings or annual benefit under the Retirement Plan exceed the Internal Revenue Code maximum or who elect to defer receipt of bonus awards paid under Potlatch Corporation's annual incentive plan are eligible to participate in the Supplemental Plan I and Supplemental Plan II. Benefits paid under the Supplemental Plan I are paid at the same time and in the same manner as benefits paid under the Retirement Plan. Benefits paid under the Supplemental Plan II are paid beginning in the year after the year the eligible employee turns 55 or terminates employment, whichever is later and, at the eligible employee's election, in one of the forms available under the Retirement Plan except benefits with total actuarial present value of $50,000 or less are paid in a lump sum.

*2007 Nonqualified Deferred Compensation Table*

The table below shows the fiscal year contributions that were made by and on behalf of Messrs. Seamans and DeVleming, along with their account balances under the nonqualified Supplemental Plans as well as amounts deferred under Potlatch Corporation's annual incentive plan.

| Name | Executive Contributions in the Last FY ($) | Registrant Contributions in Last FY ($) | Aggregate Earnings in Last FY ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last FYE ($) |
|---|---|---|---|---|---|
| Robert P. DeVleming (1) ............. | — | — | $ 90 | — | $ 1,682 |
| Robert P. DeVleming (2) ............. | — | $ 7,386 | $ 501 | — | $13,925 |
| Harry D. Seamans (1) ................ | — | — | $ 567 | — | $10,575 |
| Harry D. Seamans (2) ................ | — | $10,561 | $1,181 | — | $27,672 |

(1) Supplemental Plan I.

(2) Supplemental Plan II.

In addition to the retirement benefits described above, Potlatch Corporation's Supplemental Plans also provide supplemental benefits under Potlatch Corporation's Salaried Employees' Savings Plan, or 401(k) Plan, to the extent that an eligible employee's allocations of "company contributions" or "allocable forfeitures" are reduced under the 401(k) Plan due to Internal Revenue Code limits or because the eligible employee had deferred an award under Potlatch Corporation's annual incentive plan. For years after 2004, eligible employees are credited with contributions under the Supplemental Plan II equal to the difference between the amount of Potlatch Corporation contributions and allocable forfeitures actually allocated to the eligible employee under the 401(k) Plan for the year and the amount of Potlatch Corporation contributions and allocable forfeitures that would have been allocated to the eligible employee under the 401(k) Plan if the eligible employee had made "participating contributions" equal to 6% percent of his earnings determined without regard to the Internal Revenue Code limit on maximum eligible compensation ($225,000 in 2007) and without regard to deferral of any award otherwise payable under Potlatch Corporation's annual incentive plan. Such amounts credited to the Supplemental Plan II on behalf of eligible employees are credited with interest equal to 70% of the higher of either the prime rate or the corporate "A" long-term bond rate. Beginning in 2008, cash deferrals would have been able to be invested in any investments allowed under the 401(k) Plan. Eligible employees become vested in the supplemental benefit upon the earliest of completion of two years of service, attainment of age 65 while an employee, or total and permanent disability. The supplemental benefits are to be paid in ten or fewer annual installments or in a lump sum, at the eligible employee's election, beginning in the year following the year in which the eligible employee separated from service. Benefit payments made under Potlatch Corporation's

Supplemental Plan II to "key employees," as defined under the Internal Revenue Code, must be delayed for a minimum of six months following the date their employment terminates. Account balances that are equal to less than $10,000 on the date the eligible employee separates from service are to be paid in a lump sum without regard to the employee's election.

Employees, including Messrs. DeVleming and Seamans, who earn an award under Potlatch Corporation's annual incentive plan could have deferred receipt of a minimum of 50% and a maximum of 100% of the award pursuant to rules established under the plan. Employees whose compensation exceeded the amount deductible under Internal Revenue Code Section 162(m) are required to defer any portion of the award that is not deductible. Eligible employees could elect to defer awards in cash, stock units or a combination of both. If stock units are elected, dividend equivalents are credited to the units. Cash deferrals are credited with interest equal to 70% of the higher of either the prime rate or the corporate "A" long-term bond rate. Eligible employees were 100% vested in deferred awards at all times. Beginning in 2008, cash deferrals could have been invested in any investments allowed under the 401(k) Plan.

*Potential Payments Upon Termination or Change of Control*

*Severance Program for Executive Employees.* Prior to the spin-off, Potlatch Corporation's Severance Program for Executive Employees, or Severance Program, provides severance benefits to Messrs. Seamans and DeVleming that would be payable both in connection with a termination of employment with Potlatch Corporation and in connection with a change in control involving Potlatch Corporation. No amounts will be payable under the Severance Program as a result of the spin-off.

*Termination Other Than in Connection with Change of Control*. The following table sets forth the severance benefits that would have been payable to either Messrs. Seamans or DeVleming under the Severance Program if his employment had been terminated in the circumstances described below. The following table assumes the termination of employment occurred on December 31, 2007, and uses the $44.44 price per share of Potlatch Corporation's common stock as of December 31, 2007 for purposes of valuing the equity component of severance benefits.

| Name | Cash Severance Payment ($) | Benefits Continuation ($) | Total ($) |
|---|---|---|---|
| Robert P. DeVleming | $252,480 | $10,322 | $262,802 |
| Harry D. Seamans | $288,180 | $ 7,752 | $295,932 |

Under the Severance Program, benefits would have been payable to either Mr. Seamans or Mr. DeVleming if his respective employment had been terminated by Potlatch Corporation in the following circumstances:

- involuntary termination of employment for any reason other than death, disability or misconduct;

- election by Messrs. Seamans or DeVleming to terminate employment upon being required to relocate his principal place of business to a place that is 50 miles or more further from his primary residence than the prior principal place of business; or

- separation from service by him within 24 months of

  - a material reduction in authority or responsibility,

  - any reduction in his base salary, standard bonus opportunity, or long-term incentive opportunity, or

  - a 15% or greater reduction in his aggregate benefits as compared to all other similarly situated employees unless the reduction applies to all similarly situated employees.

No severance benefits would have been payable in connection with either Messrs. Seamans' or DeVleming's termination generally if either had separated from service on or after his normal retirement date and during the two-year period immediately before retirement they had been an eligible employee under the Severance Program.

Upon the occurrence of any of the events described above, the following severance benefits would have been payable to Messrs. Seamans or DeVleming, as applicable:

- *Cash Severance Payment.* A cash payment equal to three weeks of base compensation for each full year of service. The minimum cash benefit is six months of base compensation and the maximum is one year.

- *Unused and Accrued Vacation.* Unused and accrued vacation.

- *Benefits Continuation.* Continued medical, dental and basic life insurance coverage for a period of weeks equal to three weeks for each full year of service. The minimum period for continued insurance coverage is six months and the maximum is one year.

*Termination in Connection with a Change of Control*. The following table sets forth the severance benefits that would have been payable to either Messrs. Seamans or DeVleming under the Severance Program in connection with a change of control involving Potlatch Corporation. The following table assumes the termination of employment and a change of control each occurred on December 31, 2007, and uses the $44.44 price per share of Potlatch Corporation's common stock as of December 31, 2007, for purposes of valuing the equity component of severance benefits.

| Name | Cash Severance Payment ($) | Pro-Rata Bonus Under Annual Incentive Plan or Guaranteed Bonus ($) | Equity Acceleration ($)(1) | Benefit Continuation ($) | Gross-Up Payment, if applicable ($) | Total ($) |
|---|---|---|---|---|---|---|
| Robert P. DeVleming ............. | $ 912,950 | $ 96,120 | $357,668 | $25,804 | $533,544 | $1,926,086 |
| Harry D. Seamans ................ | $1,042,950 | $129,000 | $460,576 | $19,381 | $587,291 | $2,239,198 |

(1) The Equity Acceleration column includes amounts for acceleration of performance share awards, which only require a "single trigger," or change of control, to occur for a payment to be due. The amounts shown are for acceleration of performance share awards and therefore only require a single trigger.

Under the Severance Program, benefits would have been payable to Messrs. Seamans and DeVleming upon a change of control involving Potlatch Corporation. Had a change in control occurred, the performance period for outstanding performance share awards would have been deemed concluded on the effective date of the change of control. As of that date, target awards would have been deemed payable and dividend equivalents would have been calculated on the target award pro-rated to the date of the change of control.

In addition, other benefits would have been payable to Messrs. Seamans and DeVleming if, within two years following a change of control involving Potlatch Corporation, one of the following events or "double trigger" had occurred:

- involuntary termination of employment for any reason other than death, disability or misconduct;

- election by Messrs. Seamans or DeVleming to terminate employment upon being required to relocate his principal place of business to a place that is 50 miles or more further from his primary residence than the prior principal place of business; or

- separation from service by the employee within 24 months of
  - a material reduction in authority or responsibility,
  - any reduction in base salary, standard bonus opportunity, or long-term incentive opportunity, or
  - a 15% or greater reduction in aggregate benefits as compared to all other similarly situated employees unless the reduction applies to all similarly situated employees.

Upon the occurrence of any of the events described above within two years following a change of control involving Potlatch Corporation, the following severance benefits would have been payable to Messrs. Seamans or DeVleming, as applicable:

- *Cash Severance Payment.* A cash benefit equal to the base compensation plus his base compensation multiplied by his standard bonus percentage, determined as of the date of the change of control or the effective date Mr. Seamans or Mr DeVleming had separated from service, whichever produces the larger amount, multiplied by 2.5. The cash benefit would have been subject to a downward adjustment if Mr. Seamans or Mr. DeVleming had separated from service within thirty months of his normal retirement date and additional service credit for the severance period was added to the pension benefit calculation;

- *Pro-Rata Bonus.* Eligibility for a pro rata award under Potlatch Corporation's annual incentive plan;

- *Benefits Continuation.* COBRA premium payments for two and a half years for continued medical, dental and basic life insurance coverage;

- *Vacation Pay Enhancement.* Unused and accrued vacation notwithstanding whether any minimum service requirement has been met under Potlatch Corporation's vacation policy; and

- *Gross-Up Payment; If Applicable.* A tax gross-up payment if Messrs. Seamans or DeVleming had been subject to an excise tax on his change of control benefits. If payments would have been less than $50,000 over the safe harbor limit, then his payments would have been reduced to the safe harbor limit to avoid the imposition of the excise tax.

*Other Potential Payments Upon Termination*

The following table summarizes the value, as of December 31, 2007, of the performance shares that Messrs. Seamans and DeVleming would have been entitled to receive at the end of the applicable performance periods assuming their respective employment terminated on December 31, 2007 in connection with death, disability or retirement:

| Name | Prorated Number of Shares Issued at End of Performance Period (#) (1)(2) | Value at December 31, 2007 ($) (3) | Pro-Rata Bonus Under Annual Incentive Plan ($) (2) | Total ($) |
|---|---|---|---|---|
| Robert P. DeVleming . . . . . . . . . . . . . . . . . . . . . . . . | 9,122 | $405,369 | $112,700 | $518,069 |
| Harry D. Seamans . . . . . . . . . . . . . . . . . . . . . . . . . | 11,987 | $532,690 | $129,000 | $661,690 |

(1) The prorated number of shares shown in this column is based on target performance share awards for those awards granted by Potlatch Corporation for the 2006-2008 and 2007-2009 Potlatch Corporation performance periods. Depending on Potlatch Corporation's actual performance during the applicable performance period, the prorated number of shares issued would have been 0% to 200% of the amounts shown in this column.

(2) Messrs. Seamans and DeVleming were not eligible for retirement under the Retirement Plan as of December 31, 2007. As a result, the amounts shown in this column reflect amounts they would be entitled to receive in connection only with death or disability.

(3) The amounts shown in this column were calculated using the $44.44 closing price for Potlatch Corporation's common stock on December 31, 2007, plus dividend equivalents through December 31, 2007.

## CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with the spin-off, we will enter into certain other agreements with Potlatch Corporation to define our ongoing relationship with Potlatch Corporation after the spin-off. These agreements will define responsibility for obligations arising before and after the spin-off, including, among others, obligations relating to our employees, certain transition services, retained debt obligations, log and fiber supply and taxes. See "Our Relationship with Potlatch Corporation after the Spin-off."

### Procedures for Approval of Related Party Transactions

Our board of directors will approve a Related Person Transactions Policy that will be effective upon the spin-off. The Related Person Transactions Policy will provide for approval by the audit committee of our board of directors of transactions with us involving more than $120,000 in which any director, officer, 5% stockholder or certain related persons or entities has a direct or indirect material interest.

### Related Party Transactions

Other than the agreements with Potlatch Corporation described in "Our Relationship with Potlatch Corporation after the Spin-off," we did not conduct, and are not conducting, any transactions with related persons since January 1, 2007 that would require disclosure in this information statement.

# PRINCIPAL STOCKHOLDERS

Potlatch Corporation currently owns all of our outstanding shares of common stock. None of our director nominees or the persons expected to become our executive officers currently own any shares of our common stock, but those who own shares of Potlatch Corporation common stock will be treated as stockholders of Potlatch Corporation and, accordingly, will receive shares of our common stock in the distribution.

The following table sets forth the number of shares of Potlatch Corporation common stock and the number of shares of our common stock that will be held by our director nominees, the persons expected to become our executive officers immediately upon completion of the spin-off and each stockholder that we believe will be a beneficial owner of more than 5% of any class of our outstanding voting securities immediately after the spin-off, assuming there are no changes in each person's holdings of Potlatch Corporation common stock since October 31, 2008 in the case of directors and officers, and based on our estimates as of October 31, 2008, using the distribution ratio of one share of our common stock for every 2.5 shares of Potlatch Corporation common stock, with no fractional shares.

Unless otherwise indicated in the footnotes below, the mailing address of each of these individuals will be 601 W. Riverside Avenue, Suite 1100, Spokane, WA 99201. As used in this information statement, "beneficial ownership" means that a person has, or may have within 60 days of October 31, 2008, the sole or shared power to vote or direct the voting of a security or the sole or shared investment power with respect to a security (that is, the power to dispose or direct the disposition of a security), or both.

| | Number of Shares of Potlatch Corporation Beneficially Owned | Number of Our Shares to be Beneficially Owned | Percentage Ownership |
|---|---|---|---|
| **Beneficial Owners of more than 5%:** | | | |
| Barclays Global Investors, NA | 2,581,534(1) | 1,032,613 | 6.54% |
| T. Rowe Price Associates, Inc. | 2,375,432(2) | 950,172 | 6.01% |
| **Named executive officers, directors and director nominees:** | | | |
| Gordon L. Jones | 2,127 | 850 | * |
| Linda K. Massman | — | — | * |
| Thomas H. Carter | 1,022(3) | 408 | * |
| Robert P. DeVleming | 11,496(4) | 4,598 | * |
| Harry D. Seamans | 26,164(5) | 10,465 | * |
| Boh A. Dickey | 5,500(6) | 2,200 | * |
| Jack A. Hockema | — | — | * |
| William D. Larsson | — | — | * |
| Michael T. Riordan | 1,709 | 683 | * |
| William T. Weyerhaeuser | 549,122(7) | 219,648 | 1.39% |
| **All executive officers and directors as a group (11 persons)** | 597,232 | 238,852 | 1.51% |

* Less than 1%.
(1) Based on the stockholders' Schedule 13G filed on February 6, 2008 with the SEC. The Schedule indicates that sole dispositive power over all these shares is held by the following entities in the respective amounts listed: Barclays Global Investors, NA, 1,379,710 shares; Barclays Global Fund Advisors, 1,173,225 shares; Barclays Global Investors, Ltd., 11,700 shares; and Barclays Global Investors Japan Limited, 16,899 shares. In addition, the Schedule reports sole voting power by the following entities over the respective shares listed: Barclays Global Investors, NA, 1,212,495 shares; Barclays Global Fund Advisors, 1,173,225 shares; Barclays Global Investors, Ltd., 11,700 shares; and Barclays Global Investors Japan Limited, 16,899 shares. The address for Barclays Global Investors, NA is 45 Fremont Street, San Francisco, CA 94105.

(2)  Based on the stockholder's Schedule 13G filed on February 14, 2008, with the SEC, the stockholder serves as an investment advisor registered under the Investment Act, with sole dispositive power over all these shares and sole voting power over 714,812 of these shares. These securities are owned by various individuals and institutional investors, which T. Rowe Price Associates, Inc. (Price Associates) serves as investment advisor with power to direct investments and/or sole power to vote the securities. For the purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(3)  Includes 22 shares of common stock held for Mr. Carter's individual account under the Potlatch 401(k) employee savings plan.

(4)  Includes 6,162 shares of common stock held for Mr. DeVleming's individual account under the Potlatch 401(k) employee savings plan.

(5)  Includes 17,181 shares of common stock held for Mr. Seamans' individual account under the Potlatch 401(k) employee savings plan.

(6)  These shares are held in the name of Mr. Dickey and his spouse with whom Mr. Dickey shares voting and investment power for these shares.

(7)  Includes the following: (i) 4,465 shares owned directly; (ii) 447,169 shares held by trusts or nonprofit entities of which Mr. Weyerhaeuser is either a trustee or director, 43,338 shares over which he has sole voting and investment power, 433,831 shares over which he has shared voting power, and 72,804 shares over which he has shared investment power; and (iii) 64,055 shares held by a trust of which Mr. Weyerhaeuser is a trustee and has sole voting and investment power. Also includes 3,433 shares held in the name of his spouse, of which Mr. Weyerhaeuser disclaims beneficial ownership. A total of 101,706 shares of common stock held in trust are currently pledged as collateral for bank loans by two of the trusts. Mr. Weyerhaeuser disclaims beneficial ownership of all shares except for the 4,465 shares he owns directly and 64,055 shares held in a trust for his benefit for which he is also trustee.

# DESCRIPTION OF CAPITAL STOCK

## General

The following description of our capital stock and provisions of our certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our certificate of incorporation and bylaws that will be filed with the SEC as exhibits to our Form 10, of which this information statement is a part, and to the provisions of Delaware law. Upon completion of the spin-off, we expect that our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

## Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Common stockholders will not be entitled to cumulative voting in the election of directors. This means that the holders of a majority of the voting shares will be able to elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock would be entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock.

## Preferred Stock

Following the spin-off, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue from time to time up to a total of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. We expect that our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. We expect that our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

## Stockholder Rights Plan

We expect to adopt a stockholder rights plan after the Board of Directors of Potlatch Corporation approves the distribution. Under the rights plan, we would issue one "right" with respect to each share of our common stock that is issued prior to the distribution date described below. Except as set forth below, each right, when exercisable, would entitle the holder to purchase one one-thousandth of a share of an as-of-yet undesignated series of our preferred stock at a specified exercise price to be determined. The rights would not be exercisable until the distribution date occurs. Until a right is exercised, the holder of the right, as such, would have no rights as a stockholder, including no right to vote or to receive dividends.

The rights would initially trade with shares of our common stock. In general, the rights would separate from the common stock and a distribution date would thereupon occur only upon one of the following events:

- the public announcement by a person, entity or affiliated group of the acquisition of at least a specified threshold percentage to be determined of our common stock, or

- ten business days after commencement of a tender or exchange offer that would result in the acquisition of at least that specified threshold percentage of our common stock.

If a person, entity or affiliated group acquires at least the specified threshold percentage of our common stock, all holders of rights, except the acquiring person, entity or affiliated group at issue, would be entitled to buy shares of our common stock at a discount or, under certain circumstances, to acquire shares of an acquiring company at a discount. Also, our board of directors could, under certain circumstances, authorize the exchange of all or part of the then outstanding rights, excluding rights held by the acquiring person, entity or affiliated group at issue, which would be void, for shares of our common stock at a rate of one share of common stock per right.

We currently expect that our board of directors would have the ability to authorize the redemption of the rights, at a nominal price per right, at any time before a person, entity or affiliated group acquires at least the specified threshold percentage of our common stock. We also currently expect that the rights plan would have a relatively short term, and would likely terminate prior to the annual meeting of our stockholders in 2009.

## Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our restated certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control.

## Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

- the transaction is approved by the board before the date the interested stockholder attained that status;

- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

- the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines "business combination" to include the following:

- any merger or consolidation involving the corporation and the interested stockholder;

- any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

- subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

- any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

- the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeovers or change in control attempts and, accordingly, may discourage attempts to acquire us.

## Charter and Bylaws

Following the spin-off, we expect that our certificate of incorporation and bylaws will provide that:

- our board will consist of between five and eleven members as determined by the board and the board will be divided into three classes, with each class serving three-year staggered terms;

- no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

- the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent or call a special meeting;

- our board of directors will be expressly authorized to make, alter or repeal our bylaws;

- vacancies on the board will be filled by the board rather than the stockholders;

- special meetings of stockholders may be called only by the chair or vice chair of the board, a majority of the board or the holders of a majority of the outstanding shares entitled to vote;

- stockholders must provide notice of nominations of directors or the proposal of business to be voted on at an annual meeting;

- to be elected, a nominee for director in an uncontested election must receive a majority of the voting power of the outstanding shares entitled to vote, and, in a contested election, a plurality of the votes cast;

- our board of directors will be authorized to issue preferred stock without stockholder approval, as described above;

- directors may only be removed for cause; and

- we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

## Limitation of Liability and Indemnification Matters

We will adopt provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the Delaware General Corporation Law; or

- for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions will require the approval of the holders of shares representing at least two-thirds of the shares entitled to vote in the election of directors, voting as one class.

Our certificate of incorporation and bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

**Transfer Agent and Registrar**

The transfer agent and registrar for our common stock is BNY Mellon.

**2009 ANNUAL MEETING OF STOCKHOLDERS**

Our bylaws provide that an annual meeting of stockholders will be held each year on a date specified by our board of directors. The first annual meeting of our stockholders after the spin-off is expected to be held on [●], 2009. In order to be considered for inclusion in our proxy materials for the 2009 annual stockholders meeting, any proposals by stockholders must be received at our principal executive offices at 601 W. Riverside Avenue, Suite 1100, Spokane, Washington 99201, Attn: Corporate Secretary, [●] prior to [●]. We anticipate commencing the mailing of proxies for the 2009 annual stockholders meeting in [●] 2009. In addition, stockholders at the 2009 annual stockholders meeting may consider proposals or nominations brought by a stockholder of record on the record date for the meeting who is entitled to vote at such meeting and who has complied with the advance notice procedures established by our bylaws. A stockholder proposal or nomination intended to be brought before the 2009 annual stockholders meeting must be received by our corporate secretary on or after [●] and on or prior to [●].

## WHERE YOU CAN FIND MORE INFORMATION

Before the date of this information statement, we were not required to file reports with the SEC. This information statement, the registration statement on Form 10 of which it forms a part and the related exhibits, as well as all future materials we file with the SEC may be read and copied at the SEC's Public Reference Room or its internet website. The Public Reference Room is located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also obtain information by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains information filed electronically with the SEC. The address of that website is *http://www.sec.gov*.

While we have provided a summary of the material terms of certain agreements and other documents, the summary does not describe all of the details of the agreements and other documents. In each instance where a copy of an agreement or other document has been filed as an exhibit to the registration statement, please refer to the exhibit filed with the registration statement. Each statement in this information statement regarding an agreement or other document is qualified in all respects by such exhibit.

**Index to Combined Financial Statements**

## THE BUSINESS
### (Pulp and Paperboard Segment, Consumer Products Segment, and the Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

### Combined Balance Sheets

### September 30, 2008 and December 31, 2007

### (Dollars in thousands)
### (unaudited)

| | September 30, 2008 | December 31, 2007 |
|---|---:|---:|
| **Assets** | | |
| Current assets: | | |
| Cash | $ 9 | 9 |
| Receivables, net | 101,438 | 95,193 |
| Inventories | 144,891 | 140,526 |
| Prepaid expenses | 3,914 | 1,400 |
| Deferred taxes | 8,646 | 8,646 |
| Total current assets | 258,898 | 245,774 |
| Land | 4,729 | 4,729 |
| Plant and equipment, at cost, net of accumulated depreciation | 390,564 | 408,441 |
| Pension assets | 40,540 | 37,064 |
| Other assets | 323 | 86 |
| | $695,054 | 696,094 |
| **Liabilities and Parent's Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $129,440 | 109,276 |
| Other postretirement employee benefits | 7,971 | 7,792 |
| Total current liabilities | 137,411 | 117,068 |
| Note payable to Parent | 100,000 | 100,000 |
| Other postretirement employee benefits | 129,613 | 129,293 |
| Other long-term obligations | 1,907 | 2,093 |
| Deferred taxes | 68,726 | 74,820 |
| Parent's equity: | | |
| Parent's equity | 305,416 | 321,648 |
| Accumulated other comprehensive loss | (48,019) | (48,828) |
| Total Parent's equity | 257,397 | 272,820 |
| | $695,054 | 696,094 |

See accompanying notes to combined financial statements.

**Combined Statements of Operations**

**Nine Months ended September 30, 2008 and 2007**

**(Dollars in thousands)**
**(unaudited)**

|  | 2008 | 2007 |
|---|---|---|
| Net sales | $943,969 | 868,987 |
| Costs and expenses: | | |
| Depreciation | 35,318 | 39,174 |
| Materials, labor and other operating expenses | 857,720 | 761,703 |
| Selling, general and administrative expenses | 26,124 | 27,954 |
|  | 919,162 | 828,831 |
| Earnings before interest and income taxes | 24,807 | 40,156 |
| Interest expense | 9,750 | 9,750 |
| Earnings before income taxes | 15,057 | 30,406 |
| Income tax provision | 5,233 | 10,861 |
| Net earnings | 9,824 | 19,545 |
| Other comprehensive income (loss), net of tax: | | |
| Pension and other postretirement employee benefit plans, net of tax of $517 and $(659) | 809 | (1,030) |
| Comprehensive income | $ 10,633 | 18,515 |

See accompanying notes to combined financial statements.

**Combined Statements of Cash Flows**

**Nine Months ended September 30, 2008 and 2007**

**(Dollars in thousands)**
**(unaudited)**

| | 2008 | 2007 |
|---|---:|---:|
| Cash flows from operations: | | |
| Net earnings | $ 9,824 | 19,545 |
| Adjustments to reconcile net earnings to net operating cash flows: | | |
| Depreciation | 35,318 | 39,174 |
| Deferred taxes | (6,611) | (5,435) |
| Equity-based compensation expense | 1,596 | 2,341 |
| Employee benefit plans | (2,276) | (6,156) |
| Loss on disposal of plant and equipment | 60 | 12 |
| Decrease (increase) in receivables | (6,245) | 18,844 |
| Increase in inventories | (6,207) | (8,328) |
| Increase in prepaid expenses | (2,514) | (1,458) |
| Increase in taxes payable | 11,327 | 16,955 |
| Increase in accounts payable and other accrued liabilities | 8,652 | 3,788 |
| Net cash provided by operations | 42,924 | 79,282 |
| Cash flows from investing: | | |
| Additions to plant and equipment | (15,703) | (14,623) |
| Other, net | 5 | (6) |
| Net cash used for investing | (15,698) | (14,629) |
| Cash flows from financing: | | |
| Net payments to Parent | (26,843) | (65,117) |
| Line of credit borrowing costs | (200) | — |
| Other, net | (183) | 304 |
| Net cash used for financing | (27,226) | (64,813) |
| Change in cash | — | (160) |
| Balance at beginning of period | 9 | 170 |
| Balance at end of period | $ 9 | 10 |

See accompanying notes to combined financial statements.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment, and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements**

**Unaudited**

**(1) Basis of Presentation**

The accompanying combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles for the purpose of presenting the financial position of the Pulp and Paperboard Segment, the Consumer Products Segment and the Lewiston, Idaho, lumber manufacturing facilities (the Business) of Potlatch Corporation (Potlatch or Parent) and the results of operations and cash flows of the Business. The Business consists of pulp and paperboard mills, tissue mills and converting facilities, and a lumber manufacturing complex.

The combined financial statements reflect the historical accounts of the Business' operations and have been derived from the historical financial statements and accounts of Potlatch. The accompanying unaudited combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles and Securities and Exchange Commission requirements for interim financial statements. As a result, they do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. However, in management's opinion, all adjustments considered necessary for a fair presentation have been included. All adjustments were of a normal recurring nature. These interim operating results are not necessarily indicative of the results that may be expected for the entire year. These unaudited interim combined financial statements should be read in conjunction with the audited combined financial statements for the year ended December 31, 2007.

**(2) Inventories**

Inventories at the balance sheet dates consist of:

|  | September 30, 2008 | December 31, 2007 |
|---|---|---|
|  | (Dollars in thousands) | |
| Raw materials | $ 64,938 | $ 51,080 |
| Finished goods | 79,953 | 89,446 |
|  | $144,891 | $140,526 |

**(3) Income Taxes**

For the nine months ended September 30, 2008 and 2007, income tax provisions of $5.2 million and $10.9 million, respectively, were recorded.

A review of the Business' tax positions at September 30, 2008, pursuant to the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, indicates that no uncertain tax positions were taken during the first nine months of 2008, and no new information is available that would require derecognition of previously taken positions. Interest related to tax obligations, as well as penalties, is reflected in the income tax provision.

**(4) Equity-Based Compensation**

The Business recorded equity-based compensation expense of $1.6 million and $2.3 million in the nine months ended September 30, 2008 and 2007, respectively.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment, and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**Unaudited**

**(5) Pension and Other Postretirement Employee Benefit Plans**

The following table details the components of net periodic cost (benefit) of the pension and other postretirement employee benefit plans for the nine months ended September 30, 2008 and 2007:

| | Pension Benefit Plans | | Other Postretirement Employee Benefit Plans | |
|---|---|---|---|---|
| | **2008** | **2007** | **2008** | **2007** |
| | (Dollars in thousands) | | | |
| Service cost | $ 4,618 | $ 4,927 | $ 838 | $ 836 |
| Interest cost | 10,849 | 9,849 | 6,361 | 5,917 |
| Expected return on plan assets | (18,191) | (18,428) | — | — |
| Amortization of prior service cost (credit) | 918 | 965 | (2,079) | (1,808) |
| Amortization of actuarial loss | 856 | 1,456 | 1,630 | 1,588 |
| Net periodic cost (benefit) | $ (950) | $ (1,231) | $ 6,750 | $ 6,533 |

The $0.8 million reported as "Other comprehensive income, net of tax," on the Combined Statements of Operations for the nine months ended September 30, 2008, and the $1.0 million reported as "Other comprehensive loss, net of tax," for the nine months ended September 30, 2007, related to the defined benefit pension and other postretirement employee benefit plans.

As discussed in the notes to the combined financial statements for the year ended December 31, 2007, no minimum contributions to the qualified pension plans are estimated for 2008 due to the funded status of those plans at December 31, 2007. There is no anticipated funding of the postretirement employee benefit plans in 2008 except to pay benefit costs as incurred during the year by plan participants.

**(6) Related Party Transactions**

*(a) Purchases and Sales*

The Business purchases pulpwood logs from Potlatch's Resource segment as well as chips and sawdust from Potlatch's Wood Products segment other than the Lewiston lumber facility. Purchases from the Parent's other segments by the Business totaled $58.3 million and $77.7 million for the nine months ended September 30, 2008 and 2007, respectively. Purchases by the Business are made, and related inventory are carried, at approximate market price. The Business also sells to other segments of the Parent. These sales to other Potlatch segments for the nine months ended September 30, 2008 and 2007 were less than $0.1 million for both periods and were also at approximate market price. The purchases and sales flow through the costs and revenues of the Business and are reflected in payments and transfers (to)/from Parent in Parent's equity.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment, and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**Unaudited**

*(b)  Corporate and Wood Products Overhead*

The estimated corporate administration and wood products administration and selling expense included in the Business' combined statements of operations are as follows:

|  | Nine months ended September 30, | |
|---|---|---|
|  | **2008** | **2007** |
|  | (Dollars in thousands) | |
| Corporate administration | $6,725 | $6,033 |
| Wood Products administration | 795 | 660 |
| Wood Products selling | 512 | 576 |
| Total allocated overhead | $8,032 | $7,269 |

*(c)  Interest Expense*

Interest expense on the note payable to Parent was $9.8 million for the nine months ended September 30, 2008 and 2007.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment, and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**(Dollars in thousands)**
**Unaudited**

**(7) Segment Information**

|  | Nine months ended September 30, | |
|---|---|---|
|  | **2008** | **2007** |
|  | (Dollars in thousands) | |
| Segment net sales: | | |
| Pulp and Paperboard: | | |
| Paperboard | $ 483,725 | $423,292 |
| Pulp | 72,742 | 70,479 |
| Other | 604 | 821 |
|  | 557,071 | 494,592 |
| Consumer Products | 370,476 | 328,614 |
| Lewiston Lumber: | | |
| Lumber | 65,386 | 89,065 |
| Other | 8,360 | 5,553 |
|  | 73,746 | 94,618 |
|  | 1,001,293 | 917,824 |
| Elimination of intersegment net sales | (57,324) | (48,837) |
| Net sales | $ 943,969 | 868,987 |
| Intersegment net sales or transfers: | | |
| Pulp and Paperboard | $ 48,901 | $ 43,214 |
| Consumer Products | 63 | 70 |
| Lewiston Lumber | 8,360 | 5,553 |
| Total intersegment net sales or transfers | $ 57,324 | $ 48,837 |
| Operating income (loss): | | |
| Pulp and Paperboard | $ 17,779 | $ 28,535 |
| Consumer Products | 21,224 | 14,006 |
| Lewiston Lumber | (8,688) | 3,518 |
|  | 30,315 | 46,059 |
| Corporate and eliminations | (5,508) | (5,903) |
| Earnings before interest and income taxes | $ 24,807 | $ 40,156 |

**Report of Independent Registered Public Accounting Firm**

The Board of Directors
Potlatch Corporation:

We have audited the accompanying combined balance sheets of the Business (Pulp and Paperboard Segment, Consumer Products Segment, and the Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation) as of December 31, 2007 and 2006, and the related combined statements of operations, cash flows and Parent's equity for each of the years in the three-year period ended December 31, 2007. These combined financial statements are the responsibility of the Business' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Business (Pulp and Paperboard Segment, Consumer Products Segment, and the Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation) as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Effective December 31, 2006, the Business adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, as discussed in note 7 in the accompanying combined financial statements. Also, effective January 1, 2006, the Business adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment,* as discussed in note 6 in the accompanying combined financial statements.

As discussed in the accompanying Summary of Principal Accounting Policies, the combined financial statements referred to above have been adjusted to retrospectively apply the impacts resulting from a change in planned capital structure.

/s/ KPMG LLP

Seattle, Washington
November 6, 2008

## THE BUSINESS
### (Pulp and Paperboard Segment, Consumer Products Segment, and the Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

### Combined Balance Sheets

### December 31, 2007 and 2006

### (Dollars in thousands)

|  | 2007 | 2006 |
|---|---:|---:|
| **Assets** | | |
| Current assets: | | |
| Cash | $ 9 | 170 |
| Receivables, net of allowance for doubtful accounts of $760 and $1,060 | 95,193 | 113,973 |
| Inventories | 140,526 | 135,302 |
| Prepaid expenses | 1,400 | 1,817 |
| Deferred taxes | 8,646 | 8,156 |
| Total current assets | 245,774 | 259,418 |
| Land | 4,729 | 4,379 |
| Plant and equipment, at cost, net of accumulated depreciation of $1,158,156 and $1,116,857 | 408,441 | 437,384 |
| Pension assets | 37,064 | 40,151 |
| Other assets | 86 | 86 |
|  | $696,094 | 741,418 |
| **Liabilities and Parent's Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $109,276 | 84,095 |
| Other postretirement employee benefits | 7,792 | 8,170 |
| Total current liabilities | 117,068 | 92,265 |
| Note payable to Parent | 100,000 | 100,000 |
| Other postretirement employee benefits | 129,293 | 130,850 |
| Other long-term obligations | 2,093 | 1,043 |
| Deferred taxes | 74,820 | 83,333 |
| Parent's equity: | | |
| Parent's equity | 321,648 | 381,381 |
| Accumulated other comprehensive loss | (48,828) | (47,454) |
| Total Parent's equity | 272,820 | 333,927 |
|  | $696,094 | 741,418 |

See accompanying notes to combined financial statements.

## THE BUSINESS
### (Pulp and Paperboard Segment, Consumer Products Segment, and the Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

### Combined Statements of Operations

### Years ended December 31, 2007, 2006 and 2005

### (Dollars in thousands)

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net sales | $1,173,326 | 1,106,681 | 983,034 |
| Costs and expenses: | | | |
| Depreciation | 51,325 | 54,290 | 54,854 |
| Materials, labor and other operating expenses | 1,033,099 | 977,901 | 894,852 |
| Selling, general and administrative expenses | 36,127 | 36,280 | 35,156 |
| | 1,120,551 | 1,068,471 | 984,862 |
| Income from Canadian lumber settlement | — | 8,476 | — |
| Earnings (loss) before interest and income taxes | 52,775 | 46,686 | (1,828) |
| Interest expense | 13,000 | 13,000 | 12,590 |
| Earnings (loss) before income taxes | 39,775 | 33,686 | (14,418) |
| Income tax provision (benefit) | 14,209 | 12,561 | (5,965) |
| Net earnings (loss) | 25,566 | 21,125 | (8,453) |
| Other comprehensive loss, net of tax: | | | |
| Pension and other postretirement employee benefits, net of tax of $(877) | (1,374) | — | — |
| Comprehensive income (loss) | $ 24,192 | 21,125 | (8,453) |

See accompanying notes to combined financial statements.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment, and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Combined Statements of Cash Flows**

**Years ended December 31, 2007, 2006 and 2005**

**(Dollars in thousands)**

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cash flows from operations: | | | |
| Net earnings (loss) | $ 25,566 | 21,125 | (8,453) |
| Adjustments to reconcile net earnings (loss) to net operating cash flows: | | | |
| Depreciation | 51,325 | 54,290 | 54,854 |
| Deferred taxes | (8,125) | 8,342 | (5,623) |
| Equity-based compensation expense | 3,299 | 1,350 | 964 |
| Employee benefit plans | (1,100) | (3,195) | 1,483 |
| Loss on disposal of plant and equipment | 65 | 368 | 179 |
| Decrease (increase) in receivables | 18,780 | (21,238) | 15,712 |
| Decrease (increase) in inventories | (6,591) | 32,086 | (23,807) |
| Decrease (increase) in prepaid expenses | 417 | (684) | 229 |
| Increase in taxes payable | 18,114 | 4,561 | 103 |
| Increase (decrease) in accounts payable and other accrued liabilities | 6,918 | (834) | 2,640 |
| Net cash provided by operations | 108,668 | 96,171 | 38,281 |
| Cash flows from investing: | | | |
| Additions to plant and equipment | (20,531) | (27,505) | (43,412) |
| Disposition of plant and equipment | 32 | 58 | 56 |
| Net cash used for investing | (20,499) | (27,447) | (43,356) |
| Cash flows from financing: | | | |
| Net payments (to)/from Parent | (88,662) | (68,981) | 4,640 |
| Other, net | 332 | 294 | 479 |
| Net cash (used for) provided by financing | (88,330) | (68,687) | 5,119 |
| Change in cash | (161) | 37 | 44 |
| Balance at beginning of year | 170 | 133 | 89 |
| Balance at end of year | $ 9 | 170 | 133 |

See accompanying notes to combined financial statements.

# THE BUSINESS
## (Pulp and Paperboard Segment, Consumer Products Segment, and the Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

### Combined Statements of Parent's Equity

### Years ended December 31, 2007, 2006 and 2005

### (Dollars in thousands)

| | Parent's equity | Accumulated other comprehensive loss | Total Parent's equity |
|---|---|---|---|
| Balance, December 31, 2004 | $432,111 | — | 432,111 |
| Net loss | (8,453) | — | (8,453) |
| Net payments from Parent | 4,640 | — | 4,640 |
| Net noncash transfers from Parent | 1,053 | — | 1,053 |
| Balance, December 31, 2005 | 429,351 | — | 429,351 |
| Net earnings | 21,125 | — | 21,125 |
| Adjustment to initially adopt FASB Statement No. 158, net of tax of $(30,339) | — | (47,454) | (47,454) |
| Net payments to Parent | (68,981) | — | (68,981) |
| Net noncash transfers to Parent | (114) | — | (114) |
| Balance, December 31, 2006 | 381,381 | (47,454) | 333,927 |
| Net earnings | 25,566 | — | 25,566 |
| Pension and other postretirement employee benefit plans, net of tax of $(877) | — | (1,374) | (1,374) |
| Net payments to Parent | (88,662) | — | (88,662) |
| Net noncash transfers from Parent | 3,363 | — | 3,363 |
| Balance, December 31, 2007 | $321,648 | (48,828) | 272,820 |

See accompanying notes to combined financial statements.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Summary of Principal Accounting Policies**

**As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005**

### Background and Nature of Operations

The accompanying combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles for the purpose of presenting the financial position of the Pulp and Paperboard Segment, the Consumer Products Segment and the Lewiston, Idaho, lumber manufacturing facilities (the Business) of Potlatch Corporation (Potlatch or Parent) and the results of operations, cash flows and changes in Parent's equity of the Business. The Business consists of pulp and paperboard mills, tissue mills and converting facilities, and a lumber manufacturing complex.

The Business segments are:

- Pulp and Paperboard, which produces and markets bleached paperboard and bleached pulp at two mills in Lewiston, Idaho and Cypress Bend, Arkansas. Paperboard is sold to packaging converters domestically through sales offices located throughout the United States and internationally through sales representative offices. The majority of the segment's market pulp is sold through agents.

- Consumer Products, which produces and markets household tissue products. The segment has tissue mills and converting facilities in Lewiston, Idaho and Las Vegas, Nevada, as well as a tissue converting facility in Elwood, Illinois. Tissue products are sold to major retail outlets, primarily through brokers.

- Lewiston Lumber, which produces lumber and specialty lumber products in Lewiston, Idaho. The lumber products are sold through the Parent's sales offices to wholesalers.

As of December 31, 2007, the Business had approximately 2,500 employees. The workforce consisted of approximately 400 salaried, 2,000 hourly and 100 temporary or part-time employees. As of December 31, 2007, approximately 66% of the workforce was covered under collective bargaining agreements.

Hourly union labor contracts expiring in 2008 are set forth below:

| Contract expiration date | Location | Union | Approximate number of hourly employees |
|---|---|---|---|
| May 31 | Wood Products Division Lewiston, Idaho | International Association of Machinists | 300 |
| | Pulp and Paperboard Division Number 4 Power Boiler Lewiston, Idaho | International Association of Machinists | 45 |

### Basis of Presentation of Financial Statements

These combined financial statements include the financial condition and results of operations of the Business' Pulp and Paperboard segment, Consumer Products segment and one lumber manufacturing facility. All significant transactions and balances between operations within the Business have been eliminated. Financial statements historically have not been prepared for the Business. The accompanying combined financial statements have been derived from the historical accounting records of Potlatch. The historical operating results and cash flows of the Business may not be indicative of what they would have been had the Business been a stand-alone entity, nor are they necessarily indicative of what the Business operating results and cash flows may be in the future.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Summary of Principal Accounting Policies—(Continued)**

**As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005**

The combined statements of operations for the Business include allocations of certain costs from the Parent directly related to the operations of the Business including: medical costs for hourly and salaried active and retired employees, hourly employees' pension, worker's compensation, general liability and property insurance, salaried payroll costs (payroll taxes, pension, and other payroll-related costs), equity-based compensation, management performance award plan, and a pro-rata share of direct corporate administration expense for accounting, information systems, accounts payable and accounts receivable. The direct costs are charged to the Business based on the weighted average of the underlying employee base performing the function and payroll or invoices processed, depending on the nature of the cost. In addition to the direct costs associated with the Business, indirect corporate overhead costs were allocated to the Business based on an apportionment factor using relative revenues and assets. Selling and administration costs for the Parent Wood Products segment were allocated to the Business based on the relative revenues of the Lewiston lumber segment in relation to the entire Parent Wood Products segment. Management believes the methodologies applied for the allocation of costs were reasonable in relation to the historical reporting of Potlatch, but may not be indicative of costs had the Business been a stand-alone entity, nor what they may be in the future. Except for interest expense associated with the Business' note payable to Parent (in connection with the retained obligation further described in note 10), no interest expense or interest income is allocated from the Parent to the Business.

Certain assets and liabilities of the Business are common assets and liabilities shared with the Parent. The primary shared assets allocated to the Business were the pension assets. Other assets specifically identified and assigned to the Business include the Jaype log yard, the main office building complex and related assets in Lewiston, Idaho, and certain information technology equipment. The majority of shared liabilities that relate to the Business include active employee medical insurance, general liability and property insurance, other postretirement employee benefits (OPEB) liability for hourly and salaried employees, other employee compensation benefits, salaried employee vacation accruals and payroll tax accruals. The pension assets and liabilities, as well as the OPEB liability were estimated using the same actuarial liability assumptions as those used in the consolidated Parent financial statements for the applicable periods for the active and retired hourly and salaried employees of the Business. The other shared assets and liabilities were allocated to the Business either by specific identification or by relative allocation factors, such as employee headcounts or payroll costs, among others.

Except for a note payable to Parent (in connection with the retained obligation further described in note 10) and related interest expense, no long-term debt or current debt and related interest costs have been allocated to the Business by the Parent. Significant changes could have occurred in the funding and operations of the Business if it operated as an independent stand-alone entity, including a possible change in capital structure including other debt, which could have had a significant impact on its financial position and results of operations.

**Change in Reporting Entity**

Previously issued versions of the combined financial statements of the Business did not reflect any debt obligations to the Parent. This was because the debt obligations to the Parent were previously not to be retained by or carried forward in the combined financial statements of the Business subsequent to the spin-off, as the Business was to be capitalized through a third-party debt offering concurrent with the spin-off. Due to the difficult credit markets in the United States, such third-party financing was not readily available. Thus the planned capital structure of the Business was modified to reflect retention of a debt obligation that has resulted in recognition of the note payable to Parent in the accompanying combined financial statements (as discussed

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Summary of Principal Accounting Policies—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

further in note 10), as well as the related interest expense and tax effects. This change in the planned capital structure of the Business is considered a change in reporting entity.

The effects of the change on net earnings (loss) as compared to previously issued combined financial statements of the Business are as follows:

|  | (Dollars in thousands) | | |
|---|---|---|---|
|  | 2007 | 2006 | 2005 |
| Net earnings (loss) before change in planned capital structure: .............. | $ 33,769 | $ 29,560 | $ ( 278) |
| Recognition of interest expense ................................... | (13,000) | (13,000) | (12,590) |
| Related tax effects .......................................... | 4,797 | 4,565 | 4,415 |
| Net earnings (loss): ........................................... | $ 25,566 | $ 21,125 | $(8,453) |

**Parent's Equity**

Investments by and advances from Potlatch represent Potlatch's interest in the recorded net assets of the Business. Potlatch uses a centralized approach to cash management and the financing of operations. As a result, none of Potlatch's cash or cash equivalents have been allocated to the Business in the financial statements, except for one local bank account. Except for amounts shown as a note payable to Parent (in connection with the retained obligation further described in note 10), all transactions between the Business and the Parent, including those involving shared assets and liabilities, flow through the Parent's equity account. Balances related to purchases and sales between the Parent and the Business are also reflected in Parent's equity, with the net changes in this account reflected as financing activities in the accompanying combined statements of cash flows.

**Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and measurement of uncertainty include the allocation of assets, liabilities and costs described above, determination of net realizable value for receivables and inventory, depreciation rates for property, plant and equipment, assessment of impairment, environmental matters, income taxes and asset retirement obligations. Actual results could differ from those estimates and assumptions.

**Inventories**

Inventories are stated at the lower of current average cost or market, except that the last-in, first-out (LIFO) method is used to determine cost of logs, lumber, chips and sawdust. The average cost method is used to determine cost of all other inventories.

**Properties**

Land, plant and equipment are stated at cost, including any interest costs capitalized by the Parent, less accumulated depreciation. Depreciation of buildings, equipment and other depreciable assets is determined using the straight-line method. Estimated useful lives range from 30 to 40 years for buildings and structures and 2 to 25 years for equipment.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Summary of Principal Accounting Policies—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

Major improvements and replacements of property, plant and equipment are capitalized. Maintenance, repairs, and minor improvements and replacements are expensed. Upon retirement or other disposition, applicable cost and accumulated depreciation or amortization are removed from the accounts. Any gains or losses are included in earnings.

### Long-Lived Assets

Long-lived assets are accounted for in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

### Revenue Recognition

The Business recognizes revenue when there is persuasive evidence of a sales agreement, the price to the customer is fixed and determinable, collection is reasonably assured, and title and the risk of loss passes to the customer. Shipping terms generally indicate when title and the risk of loss have passed. Revenue is recognized at shipment for sales when shipping terms are FOB (free on board) shipping point. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. Revenue from both domestic and foreign sales of pulp and paperboard and consumer tissue products can have shipping terms of either FOB shipping point or FOB destination, depending upon the sales agreement with the customer. Sales of lumber and related by-products, all of which are domestic, can have shipping terms of either FOB shipping point or FOB destination, depending upon the sales agreement with the customer.

The Business provides for trade promotions, customer cash discounts, customer returns and other deductions as reductions to revenues in the same period as the related revenues are recognized. Provisions for these items are determined based on historical experience or specific customer arrangements. The following table summarizes the total amount of trade promotions, customer cash discounts, customer returns and other deductions as a percentage of gross billings by business segment for each of the years ended December 31, 2007, 2006 and 2005. The majority of the Consumer Products segment's deductions are related to trade promotions.

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| Pulp and Paperboard | 4% | 5% | 5% |
| Consumer Products | 26% | 26% | 26% |
| Lewiston Lumber | 1% | 1% | 1% |

Revenue is recognized net of any sales taxes collected. Sales taxes, when collected, are recorded as a current liability and remitted to the appropriate governmental entities.

### Shipping and Handling Costs

Costs for shipping and handling of manufactured goods are included in materials, labor and other operating expenses in the Business' combined statements of operations.

### Income Taxes

The Business is part of Potlatch and, for the purposes of U.S. federal and state income taxes, is not directly subject to income taxes but is included in the income tax returns of Potlatch Forest Products Corporation, a

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Summary of Principal Accounting Policies—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

C-corporation and wholly-owned subsidiary of Potlatch. The Business' provision for income taxes is determined on a separate return basis and based on earnings or loss reported in the combined statements of operations. Deferred income taxes are recorded under the asset and liability method for the temporary differences between reported earnings and taxable income using current tax laws and rates.

**Environment**

As part of its corporate policy, Potlatch has an ongoing process to monitor, report on and comply with environmental requirements. Based on this process, accruals for environmental liabilities that are not within the scope of SFAS No. 143, *Accounting for Asset Retirement Obligations,* and FASB Interpretation, or FIN, No. 47, *Accounting for Conditional Asset Retirement Obligations,* are established in accordance with SFAS No. 5, *Accounting for Contingencies.* The Business estimates its environmental liabilities based on various assumptions and judgments, the specific nature of which varies in light of the particular facts and circumstances surrounding each environmental liability. These estimates typically reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities and the probable cost of these activities, and in some cases reflect assumptions and judgments as to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of the cost of these activities. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related liabilities are subject to substantial uncertainties. The Business regularly monitors its estimated exposure to environmental liabilities and, as additional information becomes known, its estimates may change significantly. The Business' estimates of its environmental liabilities do not reflect potential future recoveries from insurance carriers except to the extent that recovery may from time to time be deemed probable as a result of a carrier's agreement to payment terms. In those instances in which the Business' estimated exposure reflects actual or anticipated cost-sharing arrangements with third parties, management does not believe that the Business will be exposed to additional material liability as a result of nonperformance by such third parties. Currently, the Business is not aware of any material environmental liabilities and has accrued for only specific environmental remediation costs that it has determined are probable and reasonably estimable.

**Canadian Lumber Settlement**

In 2002, the United States imposed duties on imported lumber from Canada in response to a dispute over the stumpage pricing policies of some provincial governments. In October 2006, the United States and Canada reached a final negotiated agreement to end the trade dispute, at which time the United States ceased collecting duties on Canadian softwood lumber imports, and Canada initiated the imposition of taxes or quotas on Canadian softwood exports in accordance with the terms of the settlement agreement. The agreement also required the United States to return to Canada approximately U.S. $5 billion of duties the United States had collected on Canadian softwood lumber imports. Canada, in turn, was required to pay approximately U.S. $1 billion to the United States, of which approximately U.S. $500 million was distributed to members of the Coalition for Fair Lumber Imports, of which Potlatch was a member. In the fourth quarter of 2006, Potlatch received a total of $39.3 million, which represented its pro rata share of the total $500 million returned to the coalition. Of the $39.3 million, approximately $8.5 million was allocated to, and is reflected in the 2006 operating income of, the Business' Lewiston Lumber segment.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Summary of Principal Accounting Policies—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

**Recent Accounting Pronouncements**

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value. SFAS No. 157 (as amended by FSP FAS No. 157-2) is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, for financial assets and liabilities, and nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In November 2007, the effective date was partially deferred by the FASB for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair market value in the financial statements on a nonrecurring basis. With the exception of the deferred portion of SFAS No. 157, the Parent adopted this Statement effective January 1, 2008, which did not have a material effect on the financial condition and results of operations of the Business. The Parent is currently reviewing the deferred portion of this Statement to determine what effect, if any, it will have on the Business' financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.* This Statement requires all companies to report noncontrolling or minority interests in subsidiaries as equity in the consolidated financial statements. The intention of SFAS No. 160 is to eliminate the diversity in practice regarding the accounting for transactions between a company and noncontrolling interests. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Parent is currently reviewing this Statement to determine what effect, if any, it will have on the Business' financial condition and results of operations.

In December 2007, the FASB also issued SFAS No. 141 (Revised 2007), *Business Combinations.* This revised Statement, referred to as SFAS No. 141R, is intended to simplify existing guidance and converge rulemaking under U.S. GAAP with international accounting rules. SFAS No. 141R will significantly change the accounting for business combinations in a number of areas, including the treatment of contingent consideration, contingencies, acquisition costs and restructuring costs. Also under this Statement, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will have an impact on income tax expense. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. Adoption of this Statement is not expected to have a material effect on the financial condition and results of operations of the Business.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133.* This Statement amends and expands the disclosure requirements by requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Parent is currently reviewing this Statement to determine what effect, if any, it will have on the Business' financial condition and results of operations.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles.* This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective November 15, 2008. This Statement is not expected to result in a change in the Business' accounting practices.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

**(1) Inventories**

|  | 2007 | 2006 |
|---|---|---|
|  | (Dollars in thousands) | |
| Logs, pulpwood, chips and sawdust | $ 11,999 | 8,409 |
| Lumber | 7,857 | 9,749 |
| Pulp, paperboard, and tissue products | 81,589 | 79,407 |
| Materials and supplies | 39,081 | 37,737 |
|  | $140,526 | 135,302 |
| Valued at lower of cost or market: | | |
| LIFO basis | $ 19,331 | 17,676 |
| Average cost basis | 121,195 | 117,626 |
|  | $140,526 | 135,302 |

Inventories are stated at the lower of cost or market. The last-in, last-out (LIFO) method is used to determine the cost of logs, lumber, chips and sawdust. The average cost method is used to determine the cost of all other inventories. For purposes of these combined financial statements, the portion of the LIFO reserve related to the Business has been allocated to the Business based on the relative volumes of each respective category of inventory as included herein. If the LIFO inventory had been priced at lower of current average cost or market, the values would have been approximately $10.8 million higher at December 31, 2007, and $8.8 million higher at December 31, 2006. Reductions in quantities of LIFO inventories valued at lower costs prevailing in prior years had the effect of increasing earnings, net of income taxes, by $0.1 million, $0.2 million, and $0 in 2007, 2006, and 2005, respectively.

**(2) Plant and Equipment**

|  | 2007 | 2006 |
|---|---|---|
|  | (Dollars in thousands) | |
| Land improvements | $ 45,461 | 45,095 |
| Buildings and structures | 179,257 | 176,305 |
| Machinery and equipment | 1,328,289 | 1,320,110 |
| Construction in progress | 13,590 | 12,731 |
|  | $1,566,597 | 1,554,241 |

**(3) Income Taxes**

The income tax provision (benefit) is comprised of the following:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
|  | (Dollars in thousands) | | |
| Current | $22,334 | 4,219 | (342) |
| Deferred | (8,125) | 8,342 | (5,623) |
| Income tax provision (benefit) | $14,209 | 12,561 | (5,965) |

Included within deferred taxes is the application of net operating loss carryforwards of $0, $13,711, and $1,397 for the years ended December 31, 2007, 2006 and 2005, respectively, generated in years prior to 2005.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

The income tax provision (benefit) differs from the amount computed by applying the statutory federal income tax rate of 35% to earnings before taxes due to the following:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
|  | (Dollars in thousands) | | |
| Computed expected tax provision (benefit) | 13,921 | 11,790 | (5,046) |
| State and local taxes, net of federal income tax impact | 1,451 | 1,107 | (578) |
| Federal manufacturing deduction | (1,272) | (130) | — |
| Extraterritorial income exclusion | — | (285) | (424) |
| Other | 109 | 79 | 83 |
| Income tax provision (benefit) | $14,209 | 12,561 | (5,965) |

The tax effects of significant temporary differences creating deferred tax assets and liabilities at December 31 were:

|  | 2007 | 2006 |
|---|---|---|
|  | (Dollars in thousands) | |
| Deferred tax assets: | | |
| Employee benefits | $ 4,839 | 4,463 |
| Postretirement employee benefits | 53,463 | 54,218 |
| Inventories | 242 | — |
| Other | 1,343 | 914 |
| Total deferred tax assets | 59,887 | 59,595 |
| Deferred tax liabilities: | | |
| Plant and equipment | (111,606) | (119,113) |
| Pensions | (14,455) | (15,659) |
| Total deferred tax liabilities | (126,061) | (134,772) |
| Net deferred tax liabilities | $ (66,174) | (75,177) |

Net deferred tax liabilities consist of:

|  | 2007 | 2006 |
|---|---|---|
|  | (Dollars in thousands) | |
| Current deferred tax assets | $ 8,646 | 8,156 |
| Noncurrent deferred tax assets | 51,241 | 51,439 |
| Noncurrent deferred tax liabilities | (126,061) | (134,772) |
| Net noncurrent deferred tax liabilities | (74,820) | (83,333) |
| Net deferred tax liabilities | $ (66,174) | (75,177) |

Potlatch adopted the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes,* effective January 1, 2007. Adoption did not result in recognition of a liability for unrecognized tax benefits on that date. A

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

review of the Business' tax positions at December 31, 2007, indicates that no uncertain tax positions had been taken during 2007 and no new information is available which would require derecognition of previously taken positions. Accrued interest related to tax obligations, as well as penalties, is reflected in the income tax provision.

**(4) Accounts Payable and Accrued Liabilities**

| | 2007 | 2006 |
|---|---|---|
| | (Dollars in thousands) | |
| Trade accounts payable | $ 36,711 | 33,079 |
| Accrued wages and employee benefits | 28,397 | 27,501 |
| Accrued income taxes | 22,334 | 4,219 |
| Accrued discounts and allowances | 7,027 | 6,336 |
| Accrued utilities | 4,916 | 4,062 |
| Accrued freight | 3,877 | 3,151 |
| Accrued taxes, other than income taxes | 3,796 | 3,850 |
| Accrued commissions | 976 | 980 |
| Other | 1,242 | 917 |
| | $109,276 | 84,095 |

**(5) Financial Instruments and Concentration of Credit Risk**

The Business' note payable to Parent, (in connection with the retained obligation further described in note 10), for which there is a $100 million carrying amount at December 31, 2007 and 2006, respectively, had a fair value of $113.1 million and $116.0 million as of December 31, 2007 and 2006, respectively.

For each of the years ended December 31, 2007, 2006 and 2005, the Business had no single customer that accounted for 10% or more of combined revenues.

To partially mitigate its exposure to market risk for changes in utility commodity pricing, the Business occasionally uses firm-price contracts to supply a portion of the natural gas requirements for its manufacturing facilities.

**(6) Equity-Based Compensation**

Potlatch's stock incentive programs include stock option, performance share and restricted stock unit plans. Some employees of the Business participate in the stock option and performance share plans, under which stock options and performance share awards are outstanding. In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123R). Potlatch adopted the provisions of SFAS No. 123R on its effective date of January 1, 2006, using the modified prospective method. Prior to 2006, the Business applied the intrinsic value method under Accounting Principles Board No. 25 and related Interpretations for its equity-based compensation. As a result, no compensation cost was recognized for stock options granted under the plans because the exercise price was equal to market value at the grant date. For performance share awards, which were first granted in December 2003, compensation expense was recorded ratably over the performance period

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

based upon the market value of Potlatch stock and likelihood that performance measurements would be met. The Business recorded equity-based compensation expense of $3.3 million in 2007, $1.4 million in 2006 and $1.0 million in 2005, with the offset in Parent's equity. Compensation expense in 2005 would not have been materially different had amounts been determined following the fair value method prescribed under SFAS No. 123R.

**(7)  Savings, Pension and Other Postretirement Employee Benefit Plans**

Substantially all of the Business' employees are eligible to participate in 401(k) savings plans and are covered by noncontributory defined benefit pension plans. These include both company-sponsored and multi-employer plans. The Parent also provides benefits under company-sponsored defined benefit retiree health care and life insurance plans, which cover certain salaried and hourly employees. Most of the retiree health care plans require retiree contributions and contain other cost-sharing features. The retiree life insurance plans are primarily noncontributory.

Hourly employees at two of the manufacturing facilities participate in multi-employer defined benefit pension plans: the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union Pension Fund; and the International Association of Machinist & Aerospace Workers National Pension Fund, to which the Parent makes contributions. The Parent also makes contributions to a trust fund established to provide retiree medical benefits for a portion of these employees, which is managed by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union Pension Fund. The Parent made contributions, which are included in the expense of the Business, to these plans in 2007, 2006 and 2005 in the amount of $8.2 million, $7.8 million and $9.0 million, respectively.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R),* which requires a company that is a business entity and sponsors one or more single-employer defined benefit plans to:

- Recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation—in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement employee benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation.

- Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, *Employers' Accounting for Pensions*, or SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. Amounts recognized in accumulated other comprehensive income (loss), including the gains or losses, prior service costs or credits, and the transition asset or obligation remaining from the initial application of Statements No. 87 and No. 106 are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to recognition and amortization provisions of those Statements.

- Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions).

- Disclose in the notes to financial statements additional information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005**

As required by SFAS No. 158, the Business recognized on its balance sheets at December 31, 2007 and 2006, the funded status of the defined benefit pension and other postretirement benefits plans. For the pension and OPEB plans for certain salaried and hourly retired and active employees of the Business, the benefit obligation related to those current or former employees is shown in the Business' combined balance sheet. The Business determined the pension and OPEB obligation and the pro-rata share of expense of the Parent's amounts using the same actuarial assumptions as used in the determination of the Parent's benefit obligation at December 31, 2007 and 2006, and the net periodic benefit cost for each of the three years in the period ended December 31, 2007.

The change in benefit obligation, change in plan assets and funded status for company-sponsored benefit plans that have been allocated to the Business based on the Parent's consolidated plans are presented below as of December 31 (the measurement date):

**Pension Benefit Plans**

|  | 2007 | 2006 |
|---|---|---|
|  | (Dollars in thousands) | |
| Weighted average assumptions used to determine the benefit obligation as of December 31: | | |
| Discount rate | 6.40% | 5.85% |
| Expected return on plan assets | 9.00 | 9.50 |
| Rate of salaried compensation increase | 4.00 | 4.00 |
| Benefit obligation at beginning of year | $226,092 | 229,220 |
| Plan amendments | — | 228 |
| Service cost | 6,569 | 6,558 |
| Interest cost | 13,133 | 12,775 |
| Benefits paid | (13,193) | (13,130) |
| Actuarial loss (gain) | 102 | (9,559) |
| Benefit obligation at end of year | 232,703 | 226,092 |
| Fair value of plan assets at beginning of year | 266,243 | 231,739 |
| Actual return on plan assets | 16,717 | 41,691 |
| Employer contributions | — | 5,943 |
| Benefits paid | (13,193) | (13,130) |
| Fair value of plan assets at end of year | 269,767 | 266,243 |
| Funded status at end of year | $ 37,064 | 40,151 |
| Amounts recognized in the combined balance sheets: | | |
| Noncurrent assets | $ 37,064 | 40,151 |
| Net amount recognized | $ 37,064 | 40,151 |
| Amounts recognized (pre-tax) in accumulated other comprehensive loss consist of: | | |
| Net loss | $ 49,241 | 43,226 |
| Prior service cost | 7,757 | 9,044 |
| Net amount recognized | $ 56,998 | 52,270 |

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

**Other Postretirement Employee Benefit Plans**

|  | 2007 | 2006 |
|---|---|---|
|  | (Dollars in thousands) | |
| Weighted average assumptions used to determine the benefit obligation as of December 31: | | |
| Discount rate | 6.40% | 5.85% |
| Medical trend rate | 9.00 | 10.00 |
| Benefit obligation at beginning of year | $ 139,020 | 160,582 |
| Plan amendments | (3,307) | — |
| Service cost | 1,115 | 1,405 |
| Interest cost | 7,889 | 8,261 |
| Benefits paid | (8,747) | (7,099) |
| Medicare Part D subsidies received | 577 | 494 |
| Actuarial loss (gain) | 538 | (24,623) |
| Benefit obligation at end of year | 137,085 | 139,020 |
| Funded status at end of year | $(137,085) | (139,020) |
| Amounts recognized in the combined balance sheets: | | |
| Current liabilities | $ (7,792) | (8,170) |
| Noncurrent liabilities | (129,293) | (130,850) |
| Net amount recognized | $(137,085) | (139,020) |
| Amounts recognized (pre-tax) in accumulated other comprehensive loss consist of: | | |
| Net loss | $ 35,442 | 37,021 |
| Prior service credit | (12,395) | (11,498) |
| Net amount recognized | $ 23,047 | 25,523 |
| Effect of a 1% increase in health care cost trend on: | | |
| Service cost plus interest cost | $ 1,005 | 1,038 |
| Accumulated postretirement benefit obligation | 13,111 | 14,383 |
| Effect of a 1% decrease in health care cost trend on: | | |
| Service cost plus interest cost | $ (842) | (931) |
| Accumulated postretirement benefit obligation | (11,203) | (12,180) |

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

Pre-tax components of Net Periodic Cost (Benefit) and other amounts recognized in Other Comprehensive Loss were as follows:

**Pension Benefit Plans**

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
|  | (Dollars in thousands) | | |
| Assumptions used for net periodic benefit for the years ended December 31: | | | |
| Discount rate | 5.85% | 5.60% | 5.90% |
| Expected return on plan assets | 9.50 | 9.50 | 9.50 |
| Rate of salaried compensation increase | 4.00 | 4.00 | 4.00 |
| Service cost | $ 6,569 | 6,558 | 5,721 |
| Interest cost | 13,133 | 12,775 | 12,872 |
| Expected return on plan assets | (24,571) | (24,215) | (24,504) |
| Amortization of prior service cost | 1,287 | 1,230 | 1,235 |
| Amortization of actuarial loss | 1,941 | 2,077 | 389 |
| Net periodic benefit | (1,641) | (1,575) | (4,287) |
| Other changes in plan assets and benefit obligations recognized in other comprehensive loss (pre-tax): | | | |
| Net loss | 7,955 | — | — |
| Amortization of prior service cost | (1,287) | — | — |
| Amortization of actuarial loss | (1,941) | — | — |
| Total recognized in other comprehensive loss | 4,727 | — | — |
| Total recognized in net periodic benefit and other comprehensive loss | $ 3,086 | (1,575) | (4,287) |

The estimated net loss and prior service cost for the pension benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $1.1 million and $1.2 million, respectively.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

**Other Postretirement Employee Benefit Plans**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | *(Dollars in thousands)* | | |
| Assumptions used for net periodic benefit cost for the years ended December 31: | | | |
| Discount rate | 5.85% | 5.60% | 5.90% |
| Service cost | $ 1,115 | 1,405 | 1,394 |
| Interest cost | 7,889 | 8,261 | 9,357 |
| Amortization of prior service credit | (2,410) | (1,960) | (1,960) |
| Amortization of actuarial loss | 2,117 | 3,222 | 4,574 |
| Net periodic cost | 8,711 | 10,928 | 13,365 |
| Other changes in plan assets and benefit obligations recognized in other comprehensive loss (pre-tax): | | | |
| Net loss | 538 | — | — |
| Prior service credit | (3,307) | — | — |
| Amortization of prior service credit | 2,410 | — | — |
| Amortization of actuarial loss | (2,117) | — | — |
| Total recognized in other comprehensive loss | (2,476) | — | — |
| Total recognized in net periodic cost and other comprehensive loss | $ 6,235 | 10,928 | 13,365 |

The estimated net loss and prior service credit for the other postretirement employee benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $2.2 million and $2.8 million, respectively.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act, which went into effect on January 1, 2006, introduced a drug benefit under Medicare Part D and a federal subsidy to sponsors of retiree health care benefit plans that provide an equivalent benefit. Pursuant to FASB Staff Position (FSP) No. 106-2, Potlatch determined in 2004 that certain benefits provided under its plans were actuarially equivalent to the Medicare Part D standard plan and were eligible for the employer subsidy. Potlatch chose the prospective application option for adoption of the FSP as of July 1, 2004. At that time, the effects of the Act on the accumulated postretirement benefit obligation (APBO) were measured and were determined to reduce the APBO of the Business by approximately $13.8 million. After receiving further guidance from the Centers for Medicare and Medicaid Services in 2005, the Parent determined that the effects of the Act would reduce the APBO of the Business by an additional $11.5 million. The aggregate effect in 2005 of these two adjustments on service cost, interest cost and amortization of net loss was approximately $3.9 million. This reduction in costs is reflected in the table presented above. The Business received subsidy payments totaling approximately $0.7 million in both 2007 and 2006.

The discount rate used in the determination of pension benefit obligations and pension expense is a weighted average benchmark rate based on high-quality fixed income investment interest rates, as well as the amount and timing of expected benefit payments. The discount rate used to calculate OPEB obligations was determined using the same methodology used for the pension plans.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

The expected return on plan assets assumption is based upon an analysis of historical long-term returns for various investment categories, as measured by appropriate indices. These indices are weighted based upon the extent to which plan assets are invested in the particular categories in arriving at the determination of a composite expected return. Over the past 30 years, the period Potlatch has actively managed pension assets, the actual average annual return on pension plan assets has been approximately 11%.

The assumed health care cost trend rate used to calculate OPEB obligations and expense for 2007 was a 10% increase over the previous year, with the rate of increase scheduled to decline one percent annually to a long-term ultimate rate increase assumption of 6% for 2011 and thereafter. This assumption has a significant effect on the amounts reported.

The weighted average asset allocations at December 31 by asset category are as follows:

| | Pension benefit plans | |
| --- | --- | --- |
| **Asset category** | **2007** | **2006** |
| Domestic equity securities | 62% | 66% |
| Global equity securities | 10 | 10 |
| Debt securities | 26 | 22 |
| Other | 2 | 2 |
| Total | 100% | 100% |

Potlatch utilizes formal investment policy guidelines for the company-sponsored pension plans. These guidelines are periodically reviewed by the board of directors. The board of directors has delegated its authority to management to ensure that the investment policy and guidelines are adhered to and the investment objectives are met.

The general policy states that plan assets will be invested to seek the greatest return consistent with the fiduciary character of the pension funds and to allow the plans to meet the need for timely pension benefit payments. The specific investment guidelines stipulate that management will maintain adequate liquidity for meeting expected benefit payments by reviewing, on a timely basis, contribution and benefit payment levels and appropriately revise long-term and short-term asset allocations. Management takes reasonable and prudent steps to preserve the value of pension fund assets and to avoid the risk of large losses. Major steps taken to provide this protection include:

- Assets are diversified among various asset classes, such as domestic equities, global equities, fixed income, convertible securities, venture capital and liquid reserves. The long-term asset allocation ranges are as follows:

| | |
| --- | --- |
| Domestic and global equities | 50% – 80% |
| Fixed income and convertible securities | 15% – 40% |
| Venture capital | 0% – 5% |
| Liquid reserves | 0% – 10% |

- The ranges are more heavily weighted toward equities since the liabilities of the pension plans are long-term in nature and equities historically have significantly outperformed other asset classes over long periods of time. Periodic reviews of allocations within these ranges are made to determine what adjustments should be made based on changing economic and market conditions and specific liquidity requirements.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005**

- Assets are managed by professional investment managers and may be invested in separately managed accounts or commingled funds. Assets will be diversified by selecting different investment managers for each asset class and by limiting assets under each manager to no more than 25% of the total pension fund.

- Assets, other than venture capital, are not invested in securities rated below BBB – by S&P or Baa3 by Moody's.

- Assets are not invested in Potlatch stock.

The investment guidelines also require that the individual investment managers are expected to achieve a reasonable rate of return over a market cycle. Emphasis will be placed on long-term performance versus short-term market aberrations. Factors to be considered in determining reasonable rates of return include performance achieved by a diverse cross section of other investment managers, performance of commonly used benchmarks (e.g., S&P 500 Index, Shearson Lehman Government/Corporate Intermediate Index, Morgan Stanley World Index, Merrill Lynch Investment Grade Convertibles Index, Russell Value Index), actuarial assumptions for return on plan investments and specific performance guidelines given to individual investment managers.

During 2007, eight active investment managers managed substantially all of the pension funds, each of whom had responsibility for managing a specific portion of these assets. Plan assets were diversified among the various asset classes within the allocation ranges approved by the board of directors.

No minimum contributions to the qualified pension plans are estimated for 2008 due to the funded status of those plans at December 31, 2007. The Business does not anticipate funding the postretirement employee benefit plans in 2008 except to pay benefit costs as incurred during the year by plan participants.

Estimated future benefit payments, which reflect expected future service and expected medicare prescription subsidy receipts, are as follows for the years indicated:

|  | Pension benefit plans | OPEB | Expected medicare subsidy |
|---|---|---|---|
|  | (Dollars in thousands) | | |
| 2008 | $13,366 | 8,533 | 741 |
| 2009 | 13,290 | 8,806 | 829 |
| 2010 | 13,354 | 9,158 | 915 |
| 2011 | 13,488 | 9,471 | 959 |
| 2012 | 13,675 | 9,432 | 1,003 |
| 2013 – 2017 | 72,719 | 48,806 | 5,670 |

**(8) Commitments and Contingencies**

The Business has operating leases covering office, warehouse and distribution space, equipment and vehicles expiring at various dates through 2019. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

As of December 31, 2007, the future minimum lease payments required under operating leases (that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2007) are as follows (dollars in thousands):

| | |
|---|---:|
| 2008 | $10,244 |
| 2009 | 6,984 |
| 2010 | 5,140 |
| 2011 | 4,800 |
| 2012 | 4,104 |
| 2013 and later years | 17,967 |
| Total | $49,239 |

Total lease expense was $11.3 million, $11.6 million and $11.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

During 2005, the FASB issued FIN 47, an interpretation of SFAS No. 143. Under FIN 47, the Business must recognize a liability and an asset equal to the fair value of its legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. In accordance with the guidance of FIN 47, the Business undertook a review of its manufacturing facilities and other assets to determine, if possible, amounts that should be recognized as asset retirement obligations. The review resulted in the recording of additional assets and corresponding liabilities, which were not material to the Business' financial position or results of operations. The Business also identified situations that would have resulted in the recognition of additional asset retirement obligations, except for an inability to reasonably estimate the fair value of the liability at the time. Most of these situations relate to asbestos located within the Business' manufacturing facilities where a settlement date or range of settlement dates cannot be specified, so that the Business is unable at this time to apply present value calculations to appropriately value an obligation. Any additional obligations recognized in the future as more information becomes available are not expected to have a material effect on the Business' financial position or results of operations.

**(9) Related Party Transactions**

*(a) Purchases and Sales*

The Business purchases pulpwood logs from Potlatch's Resource segment as well as chips and sawdust from Potlatch's Wood Products segment other than the Lewiston lumber facility. Purchases from the Parent's other segments by the Business totaled $95.4 million, $105.3 million and $103.4 million for 2007, 2006 and 2005, respectively. Purchases by the Business are made, and related inventory are carried, at approximate market price. The Business also sells to other segments of the Parent. These sales to other Potlatch segments for 2007, 2006 and 2005 were less than $0.1 million in 2007 and 2006 and $0.2 million in 2005, which were also at approximate market price. The purchases and sales flow through the costs and revenues of the Business and are reflected in payments and transfers (to)/from Parent in Parent's equity.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

*(b) Corporate and Wood Products Overhead*

The Business has been allocated an estimated pro-rata share of the Parent's corporate administration expense and pro-rata share of the Parent's Wood Products segment administration and selling expense. The estimate for the corporate administration allocation was based on an apportionment factor using relative book values and revenues of the Business in relation to the Parent. The estimate for the Wood Products administration and selling expense was based on the gross revenues of the Lewiston lumber facility as a ratio to total Parent Wood Products segment revenues. The estimated corporate administration and wood products administration and selling expense included in the Business' combined statements of operations are as follows:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
|  | (Dollars in thousands) | | |
| Corporate administration .............................. | $8,045 | 7,795 | 7,523 |
| Wood Products administration .......................... | 881 | 1,426 | 1,385 |
| Wood Products selling ................................ | 767 | 732 | 751 |
| Total allocated overhead .......................... | $9,693 | 9,953 | 9,659 |

The allocation of these expenses may not be indicative of the amount that would have been incurred had the Business been a stand-alone entity, nor is it indicative of the amount that may be incurred in the future as a stand-alone entity. The expenses allocated are based on allocation methodologies that management considers reasonable based on the historical expenses of the Parent. Corporate accruals related to the Business have been allocated by the Parent and are reflected on the Business' combined balance sheets. These accruals primarily include: active medical insurance, general liability and property insurance, the OPEB liability for hourly and salaried employees, other employee compensation benefits, salaried employee vacation accruals and payroll tax accruals.

Over time, Potlatch has financed capital projects and other operating costs for its divisions (including the Business) through the issuance of debt. The Business is retaining the obligation to pay the interest and principal on approximately $100 million of debentures previously issued by Potlatch Corporation that will become due and payable in full in December 2009. No other debt or interest is reflected herein.

*(c) Interest Expense*

The Business incurs interest expense related to its note payable to Parent. Interest expense was $13.0 million for 2007 and 2006, and $12.6 million for 2005.

**(10) Note Payable to Parent**

Through an agreement dated December 30, 2005 between Potlatch Forest Products Corporation (PFPC) and the Parent, PFPC assumed an unsecured obligation to pay the principal and interest to the holders of the Parent's $100 million of credit sensitive debentures. The obligation will be retained by the Business until the credit sensitive debentures mature in December of 2009, at which time payment to the holders is due in full. As the obligation will be retained by the Business and will be recorded on the Business' books, the debt and related interest expense have been included in the accompanying combined financial statements for all periods presented.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005**

This obligation has been classified as a note payable to Parent in the accompanying combined balance sheets because PFPC's assumption of the obligation to make such payments to the debenture holders did not effect a release of the Parent's obligation under these debentures. The terms of the note payable to Parent mirror the terms of the Parent's obligation under its credit sensitive debentures, and thus the interest rate on the note payable to Parent was 13% in 2007 and 2006. In 2005, the interest rate was 12.5% through October of 2005, at which time it increased to 13%. The interest rate payable on the Parent's credit sensitive debentures was subject to adjustment if certain changes in the debt rating of the Parent occurred. In such circumstances, the interest rate payable by the Business was also adjusted. Under the terms of the credit sensitive debentures, the interest rate could vary from 8.825% to 14%, depending upon the Parent's debt rating.

**(11) Segment Information**

The Business is organized into three reportable operating segments, as defined by SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information:* Pulp and Paperboard, Consumer Products and Lewiston Lumber. The reporting segments follow the same accounting policies used for the Parent's consolidated financial statements, and are described in the summary of significant accounting policies, with the exception of inventories. Management evaluates segment performance based upon profit or loss from operations before income taxes. Intersegment sales or transfers are recorded based on prevailing market prices.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

The Business' segment information for each of the past three years is presented below. Potlatch amounts that have been allocated to the Business are included to reconcile segment data to the Business' combined financial statements.

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| **Segment net sales:** | | | |
| Pulp and Paperboard: | | | |
| Paperboard | $ 567,798 | 535,796 | 500,624 |
| Pulp | 101,754 | 77,291 | 64,569 |
| Other | 1,070 | 1,113 | 922 |
| | 670,622 | 614,200 | 566,115 |
| Consumer Products | 444,721 | 436,911 | 368,432 |
| Lewiston Lumber | 121,652 | 114,106 | 97,597 |
| | 1,236,995 | 1,165,217 | 1,032,144 |
| Elimination of intersegment net sales | (63,669) | (58,536) | (49,110) |
| Net sales | $1,173,326 | 1,106,681 | 983,034 |
| **Intersegment net sales or transfers** [1]: | | | |
| Pulp and Paperboard | $ 55,838 | 52,080 | 43,745 |
| Consumer Products | 86 | 82 | 74 |
| Lewiston Lumber | 7,745 | 6,374 | 5,291 |
| Total | $ 63,669 | 58,536 | 49,110 |
| **Operating income (loss):** | | | |
| Pulp and Paperboard | $ 45,282 | 26,331 | (274) |
| Consumer Products | 17,554 | 25,616 | 7,455 |
| Lewiston Lumber [2] | 1,691 | 6,331 | (31) |
| | 64,527 | 58,278 | 7,150 |
| Corporate and eliminations | (11,752) | (11,592) | (8,978) |
| Earnings (loss) before interest and income taxes | $ 52,775 | 46,686 | (1,828) |
| **Depreciation:** | | | |
| Pulp and Paperboard | $ 32,388 | 35,547 | 36,407 |
| Consumer Products | 16,268 | 15,800 | 15,587 |
| Lewiston Lumber | 2,181 | 2,527 | 2,540 |
| Corporate | 488 | 416 | 320 |
| Total | $ 51,325 | 54,290 | 54,854 |
| **Assets:** | | | |
| Pulp and Paperboard | $ 361,611 | 383,621 | 406,050 |
| Consumer Products | 256,541 | 269,235 | 285,501 |
| Lewiston Lumber | 53,715 | 38,726 | 34,903 |
| | 671,867 | 691,582 | 726,454 |
| Corporate | 24,227 | 49,836 | 95,892 |
| Total combined assets | $ 696,094 | 741,418 | 822,346 |
| **Capital expenditures:** | | | |
| Pulp and Paperboard | $ 13,789 | 13,014 | 21,733 |
| Consumer Products | 5,531 | 12,774 | 13,402 |
| Lewiston Lumber | 1,016 | 1,417 | 7,806 |
| | 20,336 | 27,205 | 42,941 |
| Corporate | 195 | 300 | 471 |
| Total capital expenditures | $ 20,531 | 27,505 | 43,412 |

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

---

(1) Intersegment sales for 2005 through 2007, which were based on prevailing market prices, consisted primarily of pulp from the Pulp and Paperboard segment to the Consumer Products segment.
(2) Operating income in 2006 for the Lewiston Lumber segment included $8.5 million associated with the negotiated settlement of the softwood lumber trade dispute between the U.S. and Canada. The Parent calculated the pro-rata share to the Lewiston Lumber segment based on the ratio of lumber production to the Parent's lumber production.

All of the Business' manufacturing facilities and all other assets are located within the continental United States. However, the Business sells and ships products to many foreign countries. Geographic information regarding the net sales of the Business is summarized as follows:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
|  | (Dollars in thousands) | | |
| United States | $1,030,543 | 994,944 | 851,149 |
| Japan | 45,350 | 38,317 | 60,830 |
| China | 30,354 | 23,675 | 17,600 |
| Canada | 12,259 | 10,374 | 10,110 |
| Taiwan | 11,301 | 11,841 | 13,269 |
| Netherlands | 10,736 | 1,398 | — |
| Australia | 4,835 | 6,278 | 8,694 |
| Vietnam | 4,420 | 22 | — |
| Korea | 4,315 | 2,158 | 8,576 |
| Poland | 3,550 | 2,347 | — |
| England | 3,383 | 3,224 | 3,145 |
| Mexico | 2,525 | 4,296 | 4,039 |
| Other foreign countries | 9,755 | 7,807 | 5,622 |
| Total combined net sales | $1,173,326 | 1,106,681 | 983,034 |